Form 10-K, Exhibit 13
WALBRO CORP
filed 1995-03-29
CIK 104174

Walbro Corporation & Subsidiaries                                  EXHIBIT 13.1

SELECTED FINANCIAL DATA

                                                                       Years Ended December 31
                                                                 (In Thousands, Except Per Share Data)
                                                          1994        1993        1992       1991        1990
                                                        --------    --------    --------   --------     --------
From Continuing Operations:
  Sales........................................         $325,205    $273,463    $241,416    $200,130    $166,678
  Cost of Sales................................          261,501     216,804     185,712     158,743     134,295
  Income Before Cumulative
     Effect of Accounting Change...............           14,595      12,567      12,526       4,838       1,217
  Income Per Share Before
     Cumulative Effect of Accounting
     Change (fully diluted)....................             1.70        1.47        1.58        0.96        0.28
  Cash Dividends Per Share.....................             0.40        0.40        0.40        0.10        0.40
  Working Capital..............................           58,378      50,187      43,742      25,760      35,348
  Total Assets.................................          257,366     215,295     193,020     161,243     143,026
  Long-Term Debt...............................           66,136      52,392      49,638      62,777      83,443
  Redeemable Preferred Stock...................                0           0           0       7,500       5,000
  Stockholders' Equity.........................          127,915     114,146      99,910      50,339      27,424

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS 1994 COMPARED TO 1993, 1993 COMPARED TO 1992

SALES.   The Company reported record sales again in 1994 of $325.2
million, an increase of 18.9%. The 1994 sales increase represents the 12th consecutive year of sales increases. Sales in 1993 were $273.5 million compared to sales of $241.4 million in 1992. The $51.7 million of additional sales in 1994 was divided between the automotive market with $31.1 million of the increase, the small engine market with $14.4 million of the increase and a $6.2 million increase from aftermarket sales. On a percentage basis, automotive market sales increased 18.6% in 1994 compared to a 9.8% increase in 1993, while sales in the small engine market increased 16.5% in 1994 compared to a 21.3% increase in 1993. Aftermarket sales increased 32.8% in 1994 compared to an increase of 11.2% in 1993.

        Sales of the Company's original equipment automotive products hit a record level of $198.3 million in 1994, up from $167.2 million in 1993 and $152.3 million in 1992. The U.S. light vehicle market grew by 1.2 million units in 1994 to reach 15.1 million vehicles, an 8.4% increase. U.S. light vehicle sales increased by 8.0% in 1993 and by 4.5% in 1992. In 1994, the Company was able to increase automotive product sales by 18.6% while the U.S. light vehicle market grew by 8.4% and the total big three domestic sales increased by 7.4%. Automotive product sales benefited from the overall market growth, from increased penetration of existing products and from the development of new products for new models in 1994. In addition, the Company sold its first multi-layer plastic fuel tanks in 1994. For 1994, fuel pumps reported a modest sales increase while fuel rail sales increased by 22.3% and fuel module (in-tank reservoir with fuel pump assembled) sales increased by 32.2%. The Company expects the growth in sales of fuel modules to continue as
more new models are using them.   Fuel modules have also gained acceptance in
the European and the South American markets. The Company currently produces primarily steel fuel rails. In the future, the Company expects continued growth in sales of steel fuel rails and growth in the newer composite plastic fuel rails which the Company also produces.

        Although the U.S. light vehicle market grew significantly in 1993, the Company's sales growth in 1993 was the result of many dynamic forces in the marketplace, some positive and some negative. Sales by one major domestic customer grew by 19.5% in 1993, resulting in increased demand for the Company's products for existing platforms, and new models introduced during the year. Another major domestic customer chose to restrict the growth of its purchases of one of the Company's products because of increased in-house production. In 1993, fuel pumps and fuel rails reported modest sales increases, while fuel module sales increased by 26.2%. Sales to the Company's unconsolidated joint venture in Europe, Marwal Systems, declined by $4.1 million in 1993 because the joint venture increased its own internal production of components formerly supplied by the Company to the European automotive market. Sales to the Company's joint venture in Brazil, Marwal do Brazil (new in 1993), helped to partially offset some of the decline in U.S. sales to Europe.

        Automotive product sales in 1992 increased by 18.6% in a market which grew by 4.5%, but the Company's two major domestic customers increased their own sales by an average of 12% during the year. In addition, automotive product sales were helped by a positive change in the

Walbro Corporation & Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

product mix, the introduction of new applications for all customers and increased sales to the Company's unconsolidated European joint venture.

        Sales of the Company's small engine products also hit a record level of $101.8 million in 1994, up from $87.4 million in 1993 and $72.1 million in 1992. Overall sales growth of small engine products was 16.5% in 1994 compared to 21.3% during 1993. Sales of diaphragm carburetors increased 7.4% in 1994 compared to 24.3% for 1993, from $46.9 million in 1992 to $58.3 million in 1993 to $62.6 million in 1994. U.S. diaphragm carburetor sales declined in the second half of 1994 and were adversely affected by customer order delays related to delays in the Company's customers' engine certifications by the California Air Resources Board. U.S. sales increases in the first half of 1994 combined with increases in Europe and the Far East during all of 1994 more than
offset the second half decline in the U.S.    Sales growth in 1992 and 1993 for
diaphragm carburetors was the result of increased worldwide market penetration for the Company's products resulting in part from one of the Company's major competitors being adversely affected by the strong Yen in such years.

        Sales of float feed carburetors increased 27.7% in 1994 compared to a 7.8% increase for 1993, with $30.0 million of sales in 1994 versus $23.5 million in 1993 and $21.8 million in 1992. In 1994, float feed carburetor sales increased to most customers with a 36% increase to the Company's largest lawn and garden customer and a 36% increase in sales of marine carburetors.
In 1993, sales of float feed carburetors were flat to the Company's two largest customers compared to 1992.

        Sales of small engine ignition systems added $7.1 million to small engine sales in 1994 compared to $5.1 million in 1993 and $2.4 million in 1992 as customer demand has grown for this expanding family of products, new to the Company since 1992. In addition, sales from the Company's new subsidiary in China, Fujian Hualong Carburetor, added $1.9 million to small engine sales in 1994.

        Management believes that ignition systems will play a more significant role in the future as small engines become subject to more stringent emissions regulations. In the past, environmental regulations have created growth opportunities for the Company through new product development. For example, the Company has developed a new generation carburetor to meet the first phase of the California exhaust emission standards originally scheduled to take effect in January, 1995. In addition, the U.S. Environmental Protection Agency has adopted similar emission standards which become effective in August, 1996, but management believes that these 1995 and 1996 emission standards will not adversely affect its business.

        A more stringent second phase of regulation is scheduled to take effect in 1999, which could significantly affect unit sales of existing products due to a shifting of the low cost segment of the portable power equipment market from internal combustion engines to electric motors. The 1999 regulations will require new levels of technology within tight cost constraints required by the small engine market. However, the Company has the capability to assist engine manufacturers by designing and producing ignition systems and fuel systems capable of meeting reasonable emission standards. Although certain of these regulations may have the effect of reducing unit sales, the more sophisticated products required by stringent emissions regulations are expected to command higher unit prices.

        Since 1991, the Company's aftermarket business for both automotive products and carburetors has been consolidated as a business unit within Walbro Engine Management Corporation, but reported separately in this discussion. Aftermarket sales have grown at an increasingly higher rate with sales of $17.0 million in 1992, $18.9 million in 1993 and $25.1 million in 1994. Each year, aftermarket sales have represented approximately 7-8% of total Company sales. The 33% increase in 1994 sales was the result of the addition of several new aftermarket customers and the expansion of the product offering for aftermarket sales.

COST OF SALES.  The Company's cost of sales is composed primarily of
material, labor, and manufacturing and engineering overhead.   Cost of sales
was $261.5 million in 1994 compared to $216.8 million in 1993 and $185.7 million in 1992. Cost of sales as a percent of sales was 80.4% in 1994 compared to 79.3% in 1993 and 76.9% in 1992. In 1991, the Company reorganized its business into two operating units: Walbro Automotive Corporation (WAC) and Walbro Engine Management Corporation (WEMC). The reorganization was designed to foster decentralized decision-making, improved focus, accountability and to empower managers to adopt programs responsive to their respective industries. The cost of sales as a percent of sales in 1992 demonstrated the results of those efforts.

        In 1993, cost of sales as a percent of sales at WEMC continued the favorable trend downward. However, at WAC, percentage cost of sales increased resulting in an overall increase in the percentage for the Company. The increased cost of sales at WAC resulted primarily from the Company's decision to enter the multi-layer plastic fuel tank business by building a new manufacturing facility in Ossian, Indiana, and its decision to consolidate two small fuel rail manufacturing

Walbro Corporation & Subsidiaries
MANAGEMENT'S AND DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

plants into one larger facility in Ligonier, Indiana. The plastic fuel tank is a critical element of the Company's long term strategy of supplying fuel storage and delivery systems to the automotive market. However, the short term effect of building this facility was to increase cost of sales in 1993 without any significant sales. Start-up expenses associated with the fuel rail plant consolidation caused higher cost of sales for that year. Cost of sales at WAC was also adversely impacted by customer recall expenses, some of which resulted from the start-up at the Ligonier facility.

        Cost of sales as a percent of sales increased at both WAC and WEMC in 1994. The WAC increase resulted from continuing startup costs at the Company's Ossian, Indiana plant, slightly less than break-even results at the Company's Ligonier, Indiana plant and additional costs of expanding production capacity at the Company's Meriden, Connecticut plant. The startup costs at the Company's Ossian, Indiana plant are expected to continue at least through 1995 as the production orders for multi-layer plastic fuel tanks have not reached the break-even level. The additional costs of expanding production at the Company's Meriden, Connecticut plant are expected to decline in 1995 as new capacity comes on line and sales volumes expand. The WEMC increase was primarily the result of the decline in U.S. diaphragm carburetor sales in the second half of 1994. A secondary factor for the WEMC increase was the higher cost of manufacturing carburetors in Japan and Singapore in light of the weaker U.S. Dollar during 1994.

        In December, 1990, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 106 (SFAS 106), Employer's Accounting for Post Retirement Benefits Other Than Pensions, and the Company changed its method of accounting for these benefits in 1993 as required by SFAS
106. See Note 10 of the Notes to the Consolidated Financial Statements for a detailed discussion of the impact of this change.

SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses were $39.3 million in 1994, an increase of 19.0% compared to $33.0 million in 1993. The 1993 selling and administrative expenses decreased by 1.8% compared to $33.6 million in 1992. As a percent of sales, selling and administrative expenses were 12.1% in 1994, 12.1% in 1993 and 13.9% in 1992. In 1994, most expense categories increased to support the sales growth. Research and development spending increased in 1994 by 28.3% to support the new product development efforts required by emission regulations for both WEMC and WAC. The accrual for incentive compensation at WEMC was increased in 1994 because of increased profitability. The percentage decrease in 1993 resulted from strong sales growth coupled with modest increases in most selling and administrative expense categories, including research and development, which were offset by an increase in miscellaneous income and a decline in the accruals for incentive compensation tied to stockholder value.

REORGANIZATION CHARGES. In 1993, the Company recorded a $1.8 million reorganization charge reflecting the Company's actual and anticipated expenses from reorganization of the executive management team at WAC. $1.0 million was paid in 1993 and the remaing $0.8 million was paid in 1994. The Company does not anticipate incurring any additional reorganization or restructuring charges in the near future. See Note 5 of the Notes to the Consolidated Financial Statements.

WRITE DOWN OF LONG-TERM MARKETABLE SECURITIES. In 1990, the Company acquired 207,000 shares of Common Stock of Mitsuba Electric Company, its joint venture partner in Mitsuba-Walbro Corporation located in Japan. The investment was treated as a long-term marketable security for financial statement presentation. In 1992, management determined that the decline in market value was likely to be permanent and a charge to earnings of $1.1 million was recorded. See Note 3 of the Notes to the Consolidated Financial Statements.

LOSS ON FOREIGN EXCHANGE TRANSACTIONS. Foreign exchange contracts are used primarily to manage the exposure to foreign currency losses from operations in foreign countries, from investments in foreign joint ventures and from commitments in foreign currencies. In 1992, the Company entered into forward foreign exchange contracts to hedge the Company's foreign currency exposure related to a sales commitment to a foreign customer. The loss on these contracts was treated as a hedge for accounting purposes and recorded as a deferred asset, which is being recognized in income as the hedge transaction occurs. In 1993 and 1994 the Company entered into forward currency exchange contracts to reduce its exposure against fluctuations in foreign currency rates and the losses on those contracts were recorded as foreign currency exchange loss in 1993 and 1994. The foreign currency exchange loss in 1994 was $2.6 million, $1.5 million in 1993 and $0.6 million in 1992. See Note 12 of the Notes to the Consolidated Financial Statements.

NET INTEREST EXPENSE. Net interest expense was $3.8 million in 1994, an increase of $1.2 million, compared to $2.6 million in 1993. Net interest expense declined by $0.6 million in 1993, continuing the trend from 1992, when net interest

Walbro Corporation & Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

expense declined by $2.9 million. The 1994 increase resulted from higher interest rates and increased borrowings for additional working capital and the full year effect of financing the Company's Ossian, Indiana plant. During the fourth quarter of 1994, the Company issued $45 million of senior notes which contributed to the higher net interest expense. The 1992 decline resulted from improved operating results, lower short-term interest rates and a net debt reduction of $11.6 million from the application of proceeds from the Company's March, 1992 Common Stock offering of $22.1 million. The 1993 decline in net interest expense resulted from lower short-term interest rates and a debt reduction for part of the year. During the first half of 1993, the remaining $6.6 million of 8% Convertible Subordinated Promissory Notes were converted to shares of Common Stock. Later in 1993, additional debt was issued to finance the Company's facility in Ossian, Indiana. The average cost of borrowing was 6.2% in 1992, 4.9% in 1993 and 5.9% in 1994.

NET INCOME AND INCOME PER SHARE.  Net income for 1994 was $14.6 million, an increase of 16.1% compared to $12.6 million income before cumulative effect of accounting change in 1993. Net income was $12.5 million for 1992. The Company's adoption of SFAS 106 during 1993, resulted in a cumulative charge of $2.9 million ($0.34 per share), net of tax. Therefore, net income for common stockholders was $9.7 million in 1993. Net income per share was $1.70 for 1994 compared with income per share before cumulative effect of accounting change of $1.47 for 1993 and $1.58 net income per share
for 1992.   Net income per share for 1993 was $1.13.  All per share data is fully diluted. Net income as a percent of sales was 4.5% in 1994, 4.6% in 1993 (income before accounting change as a percent of sales), and 5.2% in 1992. The decline in net income as a percent of sales during 1994 was the result of higher cost of sales, higher interest expense and foreign exchange losses as explained above. Although sales increased by 13.3% in 1993, income was basically unchanged from 1992. The 1993 income results reflected increased costs and expenses. Cost of sales as a percentage increased because of start-up expenses at the Ligonier and Ossian facilities, and because of automotive customer recall expenses. Other factors effecting 1993 income were costs incurred from the reorganization at WAC and losses at joint ventures.
The Company's equity in income or losses of joint ventures reported income in 1992 of $179,000, losses of $89,000 in 1993 and income of $2,609,000 in 1994.
The loss in 1993 was due primarily to first year losses of $538,000 in Brazil and the significant income in 1994 resulted from profits in all the Company's joint ventures.

        As detailed below, the Company has actively pursued joint venture opportunities as a means of expanding into new regions of the world market. The joint venture structure allows the Company to share the risks, capital requirements and early stage start-up losses with a partner.

        In January, 1993, the Company sold its 50% interest in Orbital-Walbro Corporation to its joint venture partner, Orbital Engine Company Ltd. of Australia, in exchange for 3.7 million shares of Orbital stock and $5.5 million in cash. The transaction provided additional opportunities for the Company.

        In February, 1993, the Company acquired a 49% interest in Marwal do Brazil, a Brazilian joint venture with Magneti Marelli S.p.A. of Italy, to manufacture and market EFI system components for the South American automotive market.

        In March, 1993, the Company acquired all of the outstanding shares of Walbro Korea Ltd., a joint venture with Siemens A.G. of Germany and Daesung Ltd. of South Korea. This joint venture was originally formed to manufacture and market EFI system components for the South Korean automotive market. In December, 1994, the Company announced the signing of an agreement to form a joint venture with Daewoo Precision Industries, Ltd. of South Korea to manufacture fuel sending units for the Korean automobile market.

        In January, 1994, the Company purchased a 60% interest in Fujian Hualong Carburetor of China, a manufacturer of carburetors for two-wheeled vehicles.

INFLATION. Inflation potentially affects the Company in two principal ways. First, a portion of the Company's debt is tied to prevailing short-term interest rates which may change as a result of inflation rates, translating into changes in interest expense. Second, general inflation can impact labor, parts and supply costs. The Company has limited ability to pass on inflation-related cost increases to its customers on a short-term basis. In addition, the markets served by the Company are competitive in nature, and competition limits the pass-through of inflation-related cost increases in many cases. In the past three years, however, inflation has not been a significant factor for the Company.

LIQUIDITY AND CAPITAL RESOURCES. Cash generated from operations was sufficient to meet 51%, 84% and 42% of the Company's investment in fixed and other assets in 1994, 1993 and 1992 respectively. During 1992, the Company redeemed $13.4 million of its 8% Convertible Subordinated Notes in exchange for 827,086 shares of Common Stock, and during 1993, the Company redeemed the remaining $6.6 million of 8% Convertible Subordinated Notes in exchange for 404,429 shares of Common Stock.

Walbro Corporation & Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

        The Company's plans for 1995 capital expenditures for facilities, equipment and tooling to produce the Company's products total approximately $35 million. The Company intends to finance the capital expenditures with new borrowing facilities and cash from operations.

        At December 31, 1994 the Company had available to it total credit facilities of $161.5 million, $80 million of which were unused. On October 14, 1994, the company issued $45 million of 7.68% senior notes which expire on October 1, 2004. The Indenture agreement requires the Company to maintain a minimum tangible net worth of $85 million, plus 25% of cumulative net income for each year beginning in 1995, and a funded debt to total capital ratio not greater than .65 to 1. On January 28, 1993, the Company entered into a bank revolving credit facility of $80 million. This credit facility bears interest at rates varying from LIBOR + 5/8% to prime and expires January 28, 1996. The facility requires the Company to maintain working capital of $20 million, a fixed charge coverage ratio of 2 to 1, a current ratio of 1.5 to 1, consolidated tangible net worth of $65 million, plus 50% of cumulative net income for each year beginning in 1993, and a leverage ratio of not more than 2 to 1. The Company is considering other sources of funds for the acquisition of the Dyno fuel tank systems business and to replace the bank revolving credit agreement which expires in 1996.

        As of December 31, 1994, the Company had outstanding approximately $7.0 million in short-term debt and approximately $74.6 million in long-term debt, including current portion. The approximate minimum principal payments required on the Company's long-term debt in each of the five fiscal years subsequent to December 31, 1994 are $8.5 million in 1995, $1.0 million in 1996, $1.4 million in 1997, $7.5 million in 1998 and $7.1 million in 1999. See Note 6 of the Notes to the Consolidated Financial Statements for a detailed description of the Company's long-term debt and lines of credit.

        Management believes that the Company's long-term cash needs will continue to be provided principally by operating activities supplemented, to the extent required, by borrowing under the Company's existing and future credit facilities. Management expects to replace these credit facilities as they expire with comparable facilities. The reduction of the Company's outstanding debt and the increase in its equity capital as a result of the 1991 and 1992 public offerings of Common Stock have provided the Company with greater financial flexibility to respond quickly to business opportunities as they arise, including opportunities for growth through either internal development or strategic acquisitions.

        In January, 1995, the Company announced the signing of a letter of intent to acquire the plastic fuel tank systems business of Dyno Industrier AS, of Oslo, Norway. Dyno Industrier currently supplies plastic fuel tank systems to many automobile manufacturers in Europe. Funding for this potential acquisition is expected to come from new bank borrowing agreements, as well as additional longer term sources of capital.


COMMON STOCK PRICE AND DIVIDEND INFORMATION

QUARTERS ENDED                             Market Price                    Dividends
                                  ----------------------------
                                  High                     Low             Per Share
December 31, 1994                 22                       16 1/2            $.10
September 30, 1994                24 3/4                   20 1/2             .10
June 30, 1994                     28 3/4                   22 1/4             .10
March 31, 1994                    31 1/4                   26 1/4             .10
                                                                             ----
                                                                             $.40
                                                                             ====

December 31, 1993                 33 3/4                   24 1/4            $.10
September 30, 1993                33                       23 1/2             .10
June 30, 1993                     29 1/2                   25                 .10
March 31, 1993                    38 1/2                   29                 .10
                                                                             ----
                                                                             $.40
                                                                             ====

On February 17, 1995, the closing per share price was $18.00. The above prices do no include retail markup, markdown, or commission. As of February 17, 1995, the approximate number of shareholders was 1,148. Walbro is traded over the counter under the symbol "WALB" and is listed in the NASDAQ NM stock table.

Walbro Corporation & Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF WALBRO CORPORATION:

We have audited the accompanying consolidated balance sheets of Walbro Corporation (a Delaware corporation) and subsidiaries as of December 31, 1994, 1993 and 1992, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walbro Corporation and subsidiaries as of December 31, 1994, 1993 and 1992, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 1994, the Company changed its method of accounting for investments in debt and equity securities. In addition, as discussed in Note 10 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions.


                                        ARTHUR ANDERSEN LLP


Detroit, Michigan,
February 14, 1995

Walbro Corporation & Subsidiaries

CONSOLIDATED BALANCE SHEETS
December 31, 1994, 1993 and 1992

                                                                                       1994           1993            1992
ASSETS                                                                               --------       --------        --------
                                                                                         (In Thousands, Except Share Data)
Current Assets:
  Cash.....................................................                         $   4,540      $   4,605       $   8,248
  Accounts receivable, net.................................                            66,333         44,676          40,369
  Inventories..............................................                            31,439         26,898          23,938
  Prepaid expenses and other...............................                             4,001          7,266           4,544
  Deferred and refundable income taxes.....................                             3,663          4,871           3,115
                                                                                    ---------      ---------       ---------
    Total Current Assets...................................                           109,976         88,316          80,214
                                                                                    ---------      ---------       ---------
Plant and Equipment, at cost:
  Land.....................................................                             1,234            426             678
  Buildings and improvements...............................                            44,668         43,689          34,385
  Machinery and equipment..................................                            93,127         71,727          65,128
                                                                                    ---------      ---------       ---------
                                                                                      139,029        115,842         100,191
  Less--Accumulated depreciation...........................                            50,737         41,666          34,635
                                                                                    ---------      ---------       ---------
    Net Plant and Equipment................................                            88,292         74,176          65,556
                                                                                    ---------      ---------       ---------
Other Assets:
  Funds held for construction..............................                             1,061          2,710              --
  Joint ventures...........................................                            16,518         11,278          10,095
  Investments..............................................                            10,797          8,057           5,988
  Goodwill, net............................................                            16,905         16,937          16,620
  Plant and equipment held for resale......................                                80             80             248
  Notes receivable.........................................                             4,366          3,616           1,974
  Deferred income taxes....................................                               871             41              --
  Other....................................................                             8,500         10,084          12,325
                                                                                    ---------      ---------       ---------
    Total Other Assets.....................................                            59,098         52,803          47,250
                                                                                    ---------      ---------       ---------
    Total Assets...........................................                         $ 257,366      $ 215,295       $ 193,020
                                                                                    =========      =========       =========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Current portion of long-term debt.........................                        $   8,442      $     408       $   7,069
  Bank and other borrowings.................................                            6,970          5,375           2,642
  Accounts payable..........................................                           23,252         19,991          17,070
  Accrued liabilities.......................................                           12,077         11,500           8,881
  Dividends payable.........................................                              857            855             810
                                                                                    ---------      ---------       ---------
    Total Current Liabilities...............................                           51,598         38,129          36,472
                                                                                    ---------      ---------       ---------

Long-Term Liabilities:
  Long-term debt, less current portion......................                           66,136         52,392          49,638
  Pension obligations and other.............................                            8,153          8,071           3,157
  Deferred income taxes.....................................                            2,439          2,557           3,843
  Minority interest.........................................                            1,125             --              --
                                                                                    ---------      ---------       ---------
    Total Long-Term Liabilities.............................                           77,853         63,020          56,638
                                                                                    ---------      ---------       ---------

Stockholders' Equity
  Common stock, $.50 par value; authorized
    15,000,000; outstanding 8,564,576 in 1994,
    8,551,782 in 1993, and 8,098,242 in 1992................                            4,282          4,276           4,049
  Paid-in capital...........................................                           64,221         63,997          57,139
  Retained earnings.........................................                           55,855         44,686          38,422
  Deferred compensation.....................................                           (1,225)        (1,634)         (2,042)
  Minimum pension liability adjustment......................                               --           (520)           (371)
  Unrealized gain on securities available for sale..........                            1,428             --              --
  Cumulative translation adjustments........................                            3,354          3,341           2,713
                                                                                    ---------      ---------       ---------
    Total Stockholders' Equity..............................                          127,915        114,146          99,910
                                                                                    ---------      ---------       ---------
    Total Liabilities and Stockholders' Equity..............                        $ 257,366      $ 215,295       $ 193,020
                                                                                    =========      =========       =========


The accompanying notes are an integral part of these statements.

Walbro Corporation &Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 1994, 1993 and 1992


                                                                                   1994           1993           1992
                                                                               --------       --------       --------
                                                                                (In Thousands, Except Per Share Data)
Net Sales................................................................      $325,205       $273,463       $241,416

Costs and Expenses:
  Cost of sales..........................................................       261,501        216,804        185,712
  Selling and administrative expenses....................................        39,318         33,043         33,614
  Reorganization and restructuring charges...............................            --          1,760             --
                                                                               --------       --------       --------
Operating Income                                                                 24,386         21,856         22,090

Other Expense (Income):
  Unrealized loss on marketable equity security..........................            --             --          1,050
  Interest expense.......................................................         3,862          2,594          3,704
  Interest income........................................................           (91)           (35)          (591)
  Foreign currency exchange loss.........................................         2,602          1,495            566
  Other..................................................................           111            572            350
                                                                               --------       --------       --------
  Income before provision for income taxes,
    minority interest, equity in (income) loss of
    joint ventures and cumulative effect of
    accounting change....................................................        17,902         17,230         17,011

Provision for income taxes...............................................         5,824          4,574          4,664
Minority interest........................................................            92             --             --
Equity in (income) loss of joint ventures................................        (2,609)            89           (179)
                                                                               --------       --------       --------
Income before cumulative effect of
  accounting change......................................................        14,595         12,567         12,526

Cumulative effect of accounting change,
  net of tax benefit of $1,494 in 1993...................................            --          2,900             --
                                                                               --------       --------       --------
Net income...............................................................      $ 14,595       $  9,667       $ 12,526
                                                                               --------       --------       --------
Primary Income Per Share:
  Income before cumulative effect of
    accounting change....................................................      $   1.70       $   1.47       $   1.63
  Cumulative effect of accounting change,
    net of tax benefit...................................................            --           (.34)            --
                                                                               --------       --------       --------
  Net income.............................................................      $   1.70       $   1.13       $   1.63
                                                                               ========       ========       ========
Fully Diluted Income Per Share:
  Income before cumulative effect of
    accounting change....................................................      $   1.70       $   1.47       $   1.58
  Cumulative effect of accounting change,
    net of tax benefit                                                               --           (.34)            --
                                                                               --------       --------       --------
  Net income.............................................................      $   1.70       $   1.13       $   1.58
                                                                               ========       ========       ========

The accompanying notes are an integral part of these statements.

Walbro Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended December 31, 1994, 1993 AND 1992


                                                                                                         UNREALIZED
                                                                                                          GAIN ON
                                                                                              MINIMUM    SECURITIES       CUMULATIVE
                                       COMMON      PAID-IN     RETAINED      DEFERRED         PENSION     AVAILABLE      TRANSLATION
                                       STOCK       CAPITAL     EARNINGS    COMPENSATION      LIABILITY    FOR SALE       ADJUSTMENTS
                                       ------      -------     --------    ------------      ---------   ---------       -----------
                                                                                 (IN THOUSANDS)
Balance--
  December 31, 1991.................   $3,049      $17,355     $29,088        $(2,450)      $       --    $      --       $3,297

  Net proceeds from public
   offering of 1,112,135
   shares of common stock...........      556       25,720          --             --               --           --           --
  Conversion of convertible
    subordinated notes into
    827,086 shares of
    common stock....................      414       12,794          --             --               --           --           --
  Conversion of
    Serice C redeemable
    preferred stock.................       15          930          --             --               --           --           --
  Exercise of stock options.........       15          340          --             --               --           --           --
  ESOP debt payments................       --           --          --            408               --           --           --
  Net income........................       --           --      12,526             --               --           --           --
  Addtional minimum
    pension liablity................       --           --          --             --             (371)          --           --
  Cash dividens
    ($.40 per share)................       --           --      (3,192)            --               --           --           --
  Translation adjustments...........       --           --          --             --               --           --         (584)
                                       ------      -------     -------        -------            -----      -------       ------
Balance--
  December 31, 1992.................    4,049       57,139      38,422         (2,042)            (371)          --        2,713
  conversion of convertible
    subordinated notes into
    404,429 shares of
    common stock....................      202        6,273          --             --               --           --           --
  Exercise of stock options.........       25          585          --             --               --           --           --
  ESOP debt payments................       --           --          --            408               --           --           --
  Net income........................       --           --       9,667             --               --           --           --
  Aditonal minimum
    pension liability...............       --           --          --             --             (149)          --           --
  Cash dividends
    ($.40 per share)................       --           --      (3,403)            --               --           --           --
  Translation adjustments...........       --           --          --             --               --           --          628
                                       ------      -------     -------        -------            -----      -------       ------
Balance--
  December 31, 1993.................    4,276       63,997      44,686         (1,634)            (520)          --        3,341
  Change in accounting for
    securities available for
    sale-January 1, 1994............       --           --          --             --               --        2,096           --
  Exercise of stock options.........        6          224          --             --               --           --           --
  ESOP debt payments................       --           --          --            409               --           --           --
  Net income........................       --           --      14,595             --               --           --           --
  Additional minimum
    pension liability...............       --           --          --             --              520           --           --
  Cash dividends
    ($.40 per share)................       --           --      (3,426)            --               --           --           --
  Change in market value of
    securities available
    for sale........................       --           --          --             --               --         (668)          --
  Translation adjustments...........       --           --          --             --               --           --           13
                                       ------      -------     -------        -------            -----      -------       ------
Balance--
  December 31, 1994.................   $4,282      $64,221     $55,855        $(1,225)           $  --       $1,428       $3,354
                                       ======      =======     =======        =======            =====       ======       ======

The accompanying notes are an integral part of these statements.

Walbro Corporation & Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 1994, 1993 AND 1992


                                                                     1994           1993           1992
                                                                    --------       --------       --------
                                                                              (in Thousands)
Cash Flows From Operating Activities:
  Net income.................................................       $ 14,595       $  9,667       $ 12,526
  Adjustments to reconcile net income to net
    cash provided by operating activities-
      Depreciation and amortization..........................         14,672         11,339         10,339
      Cumulative effect of accounting change.................             --          2,900             --
      Loss on disposition of assets..........................            449            372            870
      Minority interest......................................             92             --             --
      (Income) loss of joint ventures........................         (2,609)            89           (179)
      Reorganization and restructuring charges...............             --            754             --
      Unrealized loss on marketable equity security..........             --             --          1,050
      Change in assets and liabilities, net of
      effects of acquisitions:
        Deferred income taxes................................           (681)        (1,324)        (1,117)
        Deferred pension obligations and other...............            519            544            659
        Accounts payable and accrued liabilities.............            704          4,220         (1,436)
        Accounts receivable, net.............................        (18,463)        (3,449)        (8,078)
        Inventories..........................................         (3,752)        (2,752)        (3,297)
        Prepaid expenses and other...........................          4,951         (6,979)        (3,767)
                                                                    --------       --------       --------
        Total adjustments....................................         (4,118)         5,714         (4,956)
                                                                    --------       --------       --------
      Net cash provided by operating activities..............         10,477         15,381          7,570
                                                                    --------       --------       --------
Cash Flows From Investing Activities:
  Purchase of plant and equipment............................        (18,844)       (20,260)       (14,681)
  Acquisitions, net of cash acquired.........................         (1,480)         1,312             --
  Purchase of other assets...................................         (2,615)        (2,047)        (3,455)
  Investment in joint ventures and other.....................         (1,508)        (1,333)        (4,206)
  Proceeds from disposal of assets...........................          1,463          3,149            276
                                                                    --------       --------       --------
      Net cash used in investing activities..................        (22,984)       (19,179)       (22,066)
                                                                    --------       --------       --------
Cash Flows From Financing Activities:
  Net borrowings (repayments) under revolving
    line-of-credit agreements................................        (27,739)        (3,691)         8,834
  Debt repayments............................................           (824)        (2,617)       (13,247)
  Proceeds from issuance of long-term debt...................         45,000          9,000          6,300
  Proceeds from issuance of common
    stock and options........................................            230            610         26,629
  Retirement of redeemable preferred stock                                --             --         (6,500)

  Cash dividends paid........................................         (3,424)        (3,359)        (2,992)
    Net cash provided by (used in)                                  --------       --------       --------
      financing activities...................................         13,243            (57)        19,024
                                                                    --------       --------       --------
  Effect of exchange rate changes on cash....................           (801)           212           (513)
                                                                    --------       --------       --------
  Net increase (decrease) in cash............................            (65)        (3,643)         4,015
  Cash at beginning of year..................................          4,605          8,248          4,233
                                                                    --------       --------       --------
  Cash at end of year........................................       $  4,540       $  4,605       $  8,248
                                                                    ========       ========       ========


The accompanying notes are an integral part of these statements.

Walbro Corporation & Subsidiaries


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

Principles of Consolidation:

The consolidated financial statements include the accounts of Walbro Corporation and its wholly-owned and majority owned subsidiaries (the Company). Investments in joint ventures are generally accounted for under the equity method (Note 2). Significant transactions and balances among the Company and its subsidiaries have been eliminated in the consolidated financial statements.

Foreign Currency Translation:

The assets and liabilities of the Company's foreign operations are generally translated into U.S. dollars at current exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of stockholders' equity.

        Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions which operate as a hedge of an identifiable foreign currency commitment or as a hedge of a foreign currency investment position, are included in the results of operations as incurred.

Accounts Receivable:

Accounts receivable are net of allowances for doubtful accounts of $732,000, $413,000 and $340,000 as of December 31, 1994, 1993 and 1992, respectively.

Inventories:

Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories include raw materials and component parts, work-in- process and finished products. Work-in-process and finished products inventories include material, labor and manufacturing overhead costs.
        Inventory at December 31, 1994 consisted of the following (in thousands):

                                                            1994
                                                           -------
Raw materials and components                              $19,310
Work-in-process                                             6,915
Finished products                                           5,214
                                                          -------
                                                          $31,439
                                                          =======

Amounts included in work-in-process and finished products in 1993 and 1992 were not material.

Plant and Equipment:

The Company provides for depreciation of plant and equipment based upon the acquisition costs and the estimated service lives of depreciable assets. The straight-line method is the principal method used to compute depreciation for financial reporting purposes. However, the units- of-production method is used to compute depreciation of certain equipment. Estimated service lives of depreciable assets are as follows: buildings and improvements - 30 years, machinery and equipment - 5 to 10 years.

Marketable Equity Securities:

Effective January 1, 1994, the carrying value of marketable equity securities is market value (Note 3). During 1993 and 1992, the carrying value of marketable equity securities was based on the lower of cost or quoted market value. Net unrealized losses on non-current marketable equity securities that were deemed to be other than temporary were reflected in income. Realized gains and losses on the sale of marketable equity securities are recognized in income on the specific identification basis.

Goodwill:

Goodwill consists of purchase price and related acquisition costs in excess of the fair value of the identifiable net assets acquired. Goodwill is amortized on a straight-line basis over 15 to 40 years. The Company evaluates the carrying value of goodwill for potential impairment on an ongoing basis. Such evaluations compare operating income before amortization of goodwill of the operations to which goodwill relates to the amortization recorded. The Company also considers future anticipated operating results, trends and other circumstances in making such evaluations.

        Goodwill consisted of the following at December 31 (in thousands):

                                            1994           1993          1992
                                          --------       --------       -------
                                                       (In Thousands)
Goodwill                                  $19,367        $18,943        $18,137
Less: Accumulated
amortization                               (2,462)        (2,006)        (1,517)
                                          -------        -------        -------
                                          $16,905        $16,937        $16,620
                                          =======        =======        =======

Income Taxes:

The consolidated financial statements for 1994 and 1993 have been prepared in accordance with the provisions of Statement of Financial Accounting Standards
(SFAS) No. 109, "Accounting for Income Taxes." The adoption of SFAS No. 109 as of January 1, 1993 did not have a material impact on the consolidated financial statements of the Company. The consolidated financial statements for 1992 have been prepared in accordance with the provisions of SFAS No. 96, which was superseded by SFAS No. 109. The 1992 consolidated financial statements have not been restated to conform to the 1994 and 1993 presentation.

        Deferred income taxes represent the effect of cumulative temporary differences between income and expense items reported for financial statement and tax purposes, and between the bases of various assets and liabilities for financial statement and tax purposes. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is deemed more likely than not that the asset will not be realized.

Research and Development Costs:

Research and development costs are charged to operations as incurred and amounted to

Walbro Corporation & Subsidiaries

NOTE 1. SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES. (continued)

$12,199,000, $9,484,000 and $9,040,000 for 1994, 1993 and 1992,
respectively.

Financial Instruments:

The Company enters into interest rate swap agreements. The differential to be paid or received is accrued as interest rates change and is recognized over the life of the agreements. In order to manage exposure to fluctuations in foreign currency exchange rates, the Company regularly enters into forward currency exchange contracts. Gains and losses on contracts that hedge specific foreign currency commitments are deferred and recognized in net income in the period in which the related transaction is consummated. Gains and losses on contracts that hedge net investments in foreign joint ventures or subsidiaries are recognized as cumulative translation adjustments in stockholders' equity.
Gains and losses on forward currency exchange contracts that do not qualify as hedges are recognized as other income or expense.

Per Share Information:

Primary income per share is based on the weighted average number of shares outstanding during each period. Shares used in the per share calculations were 8,602,077 in 1994, 8,537,375 in 1993 and 7,675,974 in 1992.
        Fully diluted income per share is calculated by dividing income, after deducting interest on the subordinated debt, by the weighted average common shares outstanding during the period under the treasury stock method. Shares used in the per share calculations were 8,602,077 in 1994, 8,537,375 in 1993 and 8,160,472 in 1992.

Reclassifications:

Certain amounts in prior years' consolidated financial statements have been reclassified to conform with the presentation used in 1994.

NOTE 2.  JOINT VENTURES.
The investments in joint ventures as of December 31 are as follows:

                                              Percent Beneficial Ownership

                                          1994            1993           1992
                                         --------        ------         ------
Marwal Systems, S.A.                        49%              49%          49%
Walbro Korea Ltd.                      (Note 4)         (Note 4)          50%
Mitsuba-Walbro, Inc.                        50%              50%          50%
Marwal do Brasil, Ltda.                     49%              49%          --
Korea Automotive Fuel Systems, Ltd.         49%              --           --

        The above joint ventures are generally involved in the design and manufacture of precision fuel systems products for the global automotive market.

        All of the above investments in joint ventures are accounted for using the equity method, except Walbro Korea Ltd. in 1994 and 1993 (Note 4). Certain adjustments are made to the joint ventures' income so that recorded income is stated in accordance with United States generally accepted accounting principles. At December 31, 1994, the cumulative effect of these adjustments was to increase the Company's equity in its joint ventures by approximately $1,300,000. At December 31, 1994, the amount included in retained earnings as undistributed earnings of foreign joint ventures was approximately $918,000.

        In December 1994, the Company entered into a joint venture (Korea Automotive Fuel Systems, Ltd.) with Daewoo Precision Industries in Korea. Korea Automotive Fuel Systems, Ltd. manufactures fuel sending units for the Korean automotive market.

        In February 1993, the Company entered into a joint venture (Marwal do Brasil, Ltda.) with Magneti Marelli, S.p.A. in Brazil. Marwal do Brasil, Ltda. manufactures and markets fuel system components to customers in South America.

        Summarized combined financial information for joint ventures accounted for under the equity method is as follows (unaudited, in thousands):

                                             As of December 31,

Balance sheet data:              1994                1993                1992
                                -------             -------             -------
 Current assets                  $53,160             $35,773             $32,851
 Non-current assets               26,069              20,140              16,248
 Current liabilities              48,160              36,672              28,959
 Non-current liabilities             786                 882               1,885

Income statement data:                        Year Ended December 31,

                                 1994                1993                1992
                               --------            -------              -------
 Net sales                      $137,873            $80,722              $72,431
 Gross profit                     29,283             15,063               14,671
Income before provision
 for income taxes                  8,136                962                  291
Net income (loss)                  5,164                466                 (362)

Dividends from joint ventures of approximately $38,000, $45,000 and $40,000 were received by the Company during 1994, 1993 and 1992, respectively. The Company has sales to joint ventures of approximately $20,407,000, $20,456,000 and $15,942,000 for 1994, 1993 and 1992, respectively. Included in accounts receivable are trade receivables from joint ventures of approximately $7,349,000, $1,882,000 and $5,064,000 for 1994, 1993 and 1992, respectively.
The Company had purchases from joint ventures of approximately $15,329,000, $11,820,000 and $9,791,000 for 1994, 1993 and 1992, respectively. Included in accounts payable are trade payables to joint ventures of approximately $782,000 and $1,120,000 for 1994 and 1993, respectively. Trade payables to joint ventures were not material for 1992.

Walbro Corporation & Subsidiaries

NOTE 3.  INVESTMENTS.

Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This Statement requires that certain investments be classified into three separate categories:
"held-to-maturity", "available-for-sale", and "trading," each with different accounting treatment. The Company has classified its investments in common stock securities as "available-for-sale" which requires the Company to record these investments at fair market value and record the gross unrealized holding gains and losses, after-tax, as a separate component of stockholders' equity. The impact of adoption at January 1, 1994 was to increase investments by approximately $3,225,000 and to increase stockholders' equity by $2,096,000, net of income taxes.

        As of December 31, 1994, the fair market value of the Company's investments was approximately $10,797,000, including gross unrealized holding gains of approximately $2,167,000 ($1,428,000 after-tax). During the year ended December 31, 1994, the gross unrealized holding gains decreased by approximately $1,058,000 ($668,000 after-tax), which was reflected as a change in stockholders' equity.

        At December 31, 1993 and 1992, the portfolio of noncurrent marketable equity securities includes gross unrealized gains of approximately $3,240,000 and $5,458,000, respectively.

        In 1990, the Company acquired 207,000 shares of common stock of Mitsuba Electric Company, its joint venture partner in Mitsuba- Walbro, Inc. The investment is treated as a noncurrent marketable equity security for financial statement presentation. Prior to 1992, any decrease in the market value of the Mitsuba Electric stock was determined to be temporary in nature. With the deterioration of the Japanese economy, the losses suffered by the Japanese automakers and their component suppliers along with the strengthening of the Yen in 1992, it was determined that the decline in value was deemed to be other than temporary in nature and a charge to earnings of $1,050,000 was recorded in the fourth quarter of 1992.

NOTE 4.  ACQUISITIONS.

In January 1994, the Company acquired a 60% interest in Fujian Hualong Carburetor Co., Ltd. (Fujian), which manufactures and markets carburetors for two-wheeled vehicles in China. In connection with the joint venture, the Company exchanged approximately $1,500,000 for a 60% ownership interest in Fujian. This acquisition was accounted for as a purchase. The purchase price approximated the fair value of the net assets acquired. As a result, Fujian's balance sheet as of December 31, 1994 and its results of operations for the period then ended have been included in the Company's consolidated financial statements.

        In May 1994, the Company acquired a 100% ownership interest in an engineering firm in Canada (Walbro Canada) for an aggregate purchase price of $352,000. This acquisition was accounted for as a purchase. The excess of the purchase price over the fair value of the net assets acquired was approximately $424,000 and will be amortized over 15 years. As a result, Walbro Canada's balance sheet as of December 31, 1994 and its results of operations for the period since the date of acquisition have been included in the Company's consolidated financial statements.

        In April 1993, the Company purchased the interests of its joint venture partners in Walbro Korea Ltd. for a purchase price of approximately $640,000, including related expenses. As a result, the Company now has 100% ownership. Prior to this purchase, the Company owned 50% of Walbro Korea Ltd.'s common stock and accounted for its investment under the equity method of accounting. This acquisition was accounted for as a purchase. The excess of the purchase price over the fair value of net assets acquired was approximately $800,000. Walbro Korea Ltd. has been included in the Company's consolidated financial statements from the date of purchase.

        Pro forma results of these acquisitions, assuming they had taken place at the beginning of each year presented, would not be materially different from the results reported.

NOTE 5.  REORGANIZATION AND RESTRUCTURING CHARGES.

During 1993, the Company recorded a pretax charge of $1,760,000 for employee separation costs in connection with a management reorganization, of which $1,006,000 was paid during the year. The remaining amount of $754,000 was paid during 1994.

Walbro Corporation & Subsidiaries

NOTE 6. LONG-TERM DEBT AND LINES OF CREDIT.

Long-term debt consisted of the following at
December 31:
                                                                               1994                  1993                   1992
                                                                              -------               -------               -------
                                                                                                (In Thousands)
Senior notes, unsecured, interest at 7.68%, payable in
  annual amounts from 1998 to 2004 .................................          $45,000               $    --               $    --
Revolving credit loan, interest rate from
  LIBOR plus 5/8% to prime, unsecured ..............................               --                28,750                35,050
Industrial revenue bond, issued by Town of
  Ossian, Indiana, interest at a variable municipal
  bond rate, due in 2023 ...........................................            9,000                 9,000                    --
Industrial revenue bond, issued by City of Ligonier,
  Indiana, interest at a variable municipal bond rate
  plus 1%, payable in annual amounts from
  2003 to 2007 .....................................................            6,300                 6,300                 6,300
Convertible subordinated promissory notes,
  8%, callable in April 1993, convertible into
  shares of common stock at a rate of one share
  for each $16.24 of principal .....................................               --                    --                 6,568
Foreign bank note, payable in Japanese yen, interest at
  Japanese prime, due in May 1995 ..................................            7,519                 6,708                 6,014
Foreign bank note, payable in Chinese Renminbi,
  interest at 9.8%, due in 1997.....................................              348                    --                    --
ESOP credit agreement, interest rate which
  approximates 86% of prime, payable in annual
  installments of $408,000 .........................................            1,634                 2,042                 2,451
Capital lease obligations, interest at 7.5%, payable in
  monthly installments through February 2002 .......................            4,710                    --                    --

Other ..............................................................               67                    --                   324
                                                                              -------               -------               -------
                                                                               74,578                52,800                56,707
Less - current portion                                                          8,442                   408                 7,069
                                                                              -------               -------               -------
                                                                              $66,136               $52,392               $49,638
                                                                              =======               =======               =======

In October 1994, the Company sold $45,000,000 of 7.68% senior notes (Senior Notes). The Senior Notes require quarterly interest payments due January 1, April 1, July 1 and October 1. The agreement requires the Company to maintain consolidated adjusted net worth of $85 million plus 25% of cumulative net income for each year beginning in 1995 and a funded debt to total capital ratio not greater than .65 to 1.

     In January 1993, the Company amended its revolving credit agreement increasing the Company's borrowing capacity under the agreement up to $80 million. The amended revolving credit agreement is subject to a commitment fee of 1/8% to 3/8% on the unused portion, bears interest at rates varying from LIBOR plus 5/8% to prime and expires in January 1996. The agreement requires the Company to maintain working capital of $20 million, a fixed charge coverage ratio of 2 to 1, a current ratio of not less than 1.5 to 1, consolidated tangible net worth of $65 million plus 50% of cumulative net income for each year beginning in 1993 and a leverage ratio of not more than 2 to 1.

     During 1994, the Company entered into an agreement to lease certain machinery under terms which qualified as a capital lease. As of December 31, 1994, assets recorded under this capital lease were approximately $5,109,000, net of accumulated amortization of approximately $18,000.

     Aggregate minimum principal payment requirements on long-term debt, including capital lease obligations, in each of the five years subsequent to December 31, 1994 are as follows: 1995 - $8,442,000; 1996 - $963,000; 1997 -
$1,421,000; 1998 - $7,503,000; 1999 - $7,144,000, and thereafter - $49,105,000.

     In addition to long-term debt, the Company and its subsidiaries have line of credit arrangements with foreign banks for short-term borrowings of approximately $11,919,000, $7,200,000 and $2,500,000 at December 31, 1994, 1993
and 1992, respectively. The weighted average interest rate on short-term bank borrowings outstanding under these arrangements was 6.7%, 5.6% and 3.9% as of December 31, 1994, 1993 and 1992, respectively. Certain of these borrowings are secured by certain plant and equipment.

Walbro Corporation & Subsidiaries

NOTE 7. COMMITMENTS AND CONTINGENCIES.

The manufacture of automotive components entails the risk that a customer or governmental authority may require the recall of one of the Company's products or a product in which one of the Company's products has been installed. The Company has taken and will continue to take all reasonable precautions to avoid the risk of exposure to a recall or warranty claim that would have a material effect on the financial position of the Company. The Company does not believe that any insurance is available to protect against potential product recall/warranty liability. The Company provides for warranty claims on its products on an ongoing basis.

     Management believes that any liability resulting from these matters will not have a material impact on the financial position or future results of operations of the Company.

NOTE 8. INCOME TAXES.

The provisions of SFAS No. 109, "Accounting for Income Taxes" have been applied in the consolidated financial statements for the years ended December 31, 1994 and 1993. The provisions of SFAS No. 96, "Accounting for Income Taxes" have been applied in the consolidated financial statements for the year ended December 31, 1992. A summary of income before provision for income taxes, minority interest, equity in (income) loss of joint ventures, and cumulative effect of accounting change, and components of the provision are as follows:



Income before provision for income taxes, minority                            1994                    1993                   1992
interest, equity in (income) loss of joint ventures and                       ----                    ----                   ----
cumulative effect of accounting change:                                                          (In Thousands)
  Domestic .................................................               $12,873                 $12,765                 $13,749
  Foreign  .................................................                 5,029                   4,465                   3,262
                                                                           -------                 -------                 -------
                                                                           $17,902                 $17,230                 $17,011
Provision for income taxes:                                                =======                 =======                 =======
Currently payable--
  Domestic .................................................               $ 3,313                 $ 4,923                 $ 4,042
  Foreign ..................................................                 1,674                   1,931                   1,397
  Utilization of tax credits ...............................                  (605)                 (1,075)                     --
                                                                           -------                 -------                 -------
                                                                             4,382                   5,779                   5,439
                                                                           -------                 -------                 -------
Deferred--
  Domestic .................................................                 1,067                  (1,161)                   (699)
  Foreign ..................................................                   (14)                   (309)                    (76)
  Effect of change in U.S. statutory rate ..................                    --                     (90)                     --
  Change in beginning of year valuation allowance ..........                   389                     355                      --
                                                                           -------                 -------                 -------
                                                                             1,442                  (1,205)                   (775)
                                                                           -------                 -------                 -------
                                                                           $ 5,824                 $ 4,574                 $ 4,664
                                                                           =======                 =======                 =======

Reconciliations of the U.S. Federal statutory income tax rates to the Company's consolidated effective income tax rates applicable to continuing operations are as follows:

                                                                              1994                    1993                    1992
                                                                              ----                    ----                    ----

U.S. Federal statutory income tax rate ....................                   35.0%                   35.0%                   34.0%
Increase (decrease) in effective income
  tax rate resulting from--
    Differences between U.S. and
      foreign income tax rates ............................                   (1.2)                     .3                      .4
    Utilization of tax credits ............................                   (3.4)                   (6.3)                   (8.7)
    Increase in valuation allowance .......................                    2.2                      --                      --
    Goodwill amortization .................................                     .9                      .9                      .9
    Other, net ............................................                   (1.0)                   (3.4)                     .8
                                                                              ----                    ----                    ----
Effective income tax rates ................................                   32.5%                   26.5%                   27.4%
                                                                              ====                    ====                    ====


Walbro Corporation & Subsidiaries

NOTE 8. INCOME TAXES. (continued)
The components of the net deferred income tax (asset) liability at December 31, 1994 and 1993 are summarized as follows:

                                                      1994           1993
                                                     -------        -------
Deferred income tax liabilities:                        (In Thousands):
  Depreciation and basis
    difference..................................     $ 5,342        $ 4,958
  Employee benefits.............................       1,470          1,535
  Income on joint ventures......................          --            556
  Basis difference on foreign
    currency contracts..........................         910            999
  Unrealized gain on
    securities available for sale...............         739             --
  Other.........................................         483            660
                                                     -------        -------
                                                       8,944          8,708
                                                     -------        -------
Deferred income tax assets:
  Estimated net operating loss carryforwards....        (585)          (585)
  Employee benefits.............................      (3,552)        (3,135)
  Accruals......................................        (238)        (1,276)
  Minimum pension liability adjustment..........          --           (274)
  Inventory.....................................        (613)          (611)
  Accounts and notes receivable reserve.........        (159)          (179)
  Write-down of investment......................        (368)          (368)
  Loss on joint ventures........................      (2,072)        (2,646)
  Othe..........................................        (207)          (150)
                                                     -------        -------
                                                      (7,794)        (9,224)
                                                     -------        -------
  Valuation allowance...........................         744            355
                                                     -------        -------
                                                      (7,050)        (8,869)
                                                     -------        -------
Net deferred income tax (asset) liability.......     $ 1,894        $  (161)
                                                     =======        =======


The net change in the valuation allowance during 1994 and 1993 was an increase of $389,000 and $355,000, respectively.
     The sources of the timing differences and the related income tax effects which compose the deferred income tax provision for 1992 are as follows:

                                                                 1992
                                                                 ----
                                                            (In Thousands)


Depreciation...........................................          $ 143
Inventory cost capitalization for tax purposes.........           (103)
Reserve for restructuring costs........................             68
ESOP contribution......................................             (9)
Gain on machinery and equipment........................              5
Inventory reserve......................................           (179)
Employee benefits and bonuses..........................           (135)
Account and note reserves..............................           (128)
Plant closing reserve..................................            388
Other..................................................           (825)
                                                                 -----
                                                                 $(775)
                                                                 =====

At December 31, 1994, the cumulative amount of undistributed earnings of foreign subsidiaries was approximately $16,500,000. No deferred U.S. income taxes have been provided on these earnings as such amounts are deemed to be permanently reinvested. If such earnings were remitted, the impact of foreign withholding taxes would not be significant. The Company has net operating loss carryforwards available from one of its subsidiaries of approximately $1,670,000. These carryforwards expire in the year 2003.

        Provisions for state income taxes are included in selling and administrative expenses and amounted to $1,203,000 in 1994, $722,000 in 1993 and $1,035,000 in 1992.

NOTE 9. STOCK OPTION PLANS AND LONG-TERM INCENTIVE PLANS.

The Company has a stock option plan, the Walbro Corporation 1983 Incentive Stock Option Plan (1983 Plan), under which 155,850 shares of common stock are reserved for issuance to officers and key employees. Options may be granted for periods of up to ten years at prices greater

Walbro Corporation & Subsidiaries

NOTE 9. STOCK OPTION PLANS AND LONG-TERM INCENTIVE PLANS. (continued)

than or equal to the market value at the date of grant.

     In addition, during 1991, the Board of Directors authorized the Walbro Corporation Equity Based Long Term Incentive Plan, under which 428,900 shares of common stock are reserved for issuance to officers and key employees. During 1992, the stockholders of the Company approved approximately an additional 330,400 shares of common stock reserved for issuance to officers and key employees, bringing the total shares of common stock reserved for issuance to approximately 759,300. Options are granted yearly based on certain financial performance criteria as compared to the annual business plan. In addition, grants are awarded yearly which, when exercised, result in a cash bonus equal to the price of the common stock. If the Company's common stock price appreciates at a 17% compounded rate over a five year term, the number of grants awarded, valued at the common stock price, will equal the dollar amount necessary to exercise the stock options. Participants will receive a greater or lesser number of grants based on the actual market performance of the stock over the term of the plan. The number of grants outstanding was 30,915, 31,912 and 43,012 as of December 31, 1994, 1993 and 1992, respectively.

     A summary of the stock option transactions of the 1983 Plan and the Equity Based Long Term Incentive Plan for the years ended December 31, 1992, 1993 and 1994 is as follows:

                                 Number of Shares      Option Price (per share)
                                 ----------------      ------------------------
Outstanding and exercisable,
    December 31, 1991............    169,232                $ 9.25 - 26.00
  Granted........................     49,599                         26.00
  Exercised......................    (29,972)                 9.25 - 15.25
  Canceled.......................     (1,000)                        10.88
                                    --------
Outstanding and exercisable,
    December 31, 1992............    187,859                  9.25 - 26.00
  Granted........................     73,380                 27.13 - 33.25
  Exercised......................    (49,111)                 9.25 - 26.00
  Canceled.......................     (9,116)                        26.00
                                    --------
Outstanding and exercisable,
   December 31, 1993.............    203,012                  9.25 - 33.25
  Granted........................     88,701                         17.00
  Exercised......................    (12,794)                10.88 - 26.00
  Canceled.......................     (5,808)                10.88 - 33.25
                                    --------
Outstanding and exercisable,
    December 31, 1994............    273,111                $ 9.25 - 33.25
                                    ========

In 1991, the Company approved the Walbro Engine Management Corporation (EMC) Incentive Compensation Plan which covers selected officers and key employees of EMC. The purpose of the plan is to increase the proportion of officer and key employee compensation tied to the profitability and cash flow of EMC, a wholly-owned subsidiary of the Company. The plan requires EMC management to amortize over a seven-year period, in annual installments of interest and principal, an amount approximating the fair market value (FMV) of EMC at July 1, 1991. If all required payments have been made at the end of the fifth plan year, the participants will receive an amount equal to 15% of the FMV of EMC. At that time, if the payments made are less than 100% but greater than 70% of the required amortization amount, the participants are eligible to receive a pro-rata share of the 15% of FMV of EMC based on the actual repayment percentage achieved. The Company has accrued approximately $3,100,000, $1,480,000 and $180,000 as of December 31, 1994, 1993 and 1992, respectively, under this plan.

NOTE 10. POSTRETIREMENT HEALTH BENEFITS.

The Company provides postretirement health care, dental benefit and prescription drug coverage to a limited number of current retirees. The cost of these benefits was recognized as expense as premiums were paid and such amounts were not significant for the year ended December 31, 1992. Postretirement benefits are not available for active employees.

     Effective January 1, 1993, the Company changed its method of accounting for the cost of these benefits from a pay-as-you-go (cash) method to an accrual method as required by SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," and recognized the unfunded transition obligation of $4,394,000 ($2,900,000 after-tax) as a one-time cumulative effect of change in accounting.

Walbro Corporation & Subsidiaries

Note 10. POSTRETIREMENT HEALTH BENIFITS. (continued)

The following table reconciles the status of the accrued postretirement benefits obligation at December 31:

                                                    1994               1993
                                                   -------            -------
                                                         (In Thousands)
Retirees......................................     $ 4,687            $ 5,572
Fully eligible active plan participants.......          --                 --
Other active plan participants................          --                 --
                                                   -------            -------
                                                     4,687              5,572
Plan assets at fair value.....................          --                 --
                                                   -------            -------
Accumulated postretirement benefit obligation
 in excess of plan assets.....................       4,687              5,572
Unrecognized net loss.........................        (190)            (1,120)
                                                   -------            -------
Accrued postretirement benefits obligation....     $ 4,497            $ 4,452
                                                   =======            =======

Net periodic postretirement benefit cost consisted of the following for the years ended December 31, 1994 and 1993:


                                                  1994                1993
                                                  ----                ----
                                                       (In Thousands)
Interest cost...............................      $378                $321
Amortization of unrecognized
 net loss...................................        35                  --
                                                  ----                ----
                                                  $413                $321
                                                  ====                ====

The unrecognized net loss in 1993 results from a change in the discount rate from 7.5% to 7.0%. The discount rate used in 1994 was 8.5%.

     For measurement purposes, an 11.3% annual rate of increase was assumed in per capita cost of covered health and dental care benefits for 1994. The rate was assumed to gradually decrease to 5% by the year 2003 and remain at that level thereafter. The health care cost trend rate assumption has a significant impact on the accumulated postretirement benefit obligation and on future amounts accrued. A one percentage point increase each year in the assumed health care cost would increase the accumulated postretirement benefit obligation at December 31, 1994 by $417,000 and the interest cost component of net periodic postretirement benefit cost for the year ended December 31, 1995 by $37,000.

Effective January 1, 1994, the Company adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This Statement requires that employers accrue the cost of postemployment benefits during the employees' active service. The adoption of this Statement did not have a material effect on the Company's financial position or results of operations.

NOTE 11. PENSION PLANS.

The Company sponsors pension plans covering substantially all domestic collectively bargained and certain foreign employees. The plan covering domestic collectively bargained employees provides benefits of stated amounts for each year of service. Plans covering certain foreign employees provide payments at termination which are based upon length of service, compensation rate and whether termination was voluntary or involuntary. The Company annually contributes to the plan covering domestic employees amounts which are actuarially determined to provide the plan with sufficient assets to meet future benefit payment requirements. The plans covering foreign employees are generally not funded.

     Total pension expense amounted to $239,000 in 1994, $280,000 in 1993 and $526,000 in 1992. The Company recognizes currently the amount which would be payable if all employees covered by its foreign plan terminated voluntarily. Pension expense for the plan covering domestic employees is comprised of the following:








                                        1994             1993             1992
                                        ----             ----             ----
                                                     (In Thousands)
Service cost........................    $165             $157             $318
Interest on projected benefit
  obligation........................     219              197              263
Actual return on assets.............    (182)            (297)            (219)
Net amortization and deferral.......      16              171               11
                                        ----             ----             ----
                                        $218             $228             $373
                                        ====             ====             ====

Walbro Corporation & Subsidiaries

NOTE 11. PENSION PLANS. (continued)

The following table summarizes the funded status of the Company's domestic defined benefit pension plan and the related amounts recognized in the Company's consolidated balance sheets as of December 31, 1994, 1993 and 1992:

                                                                   1994              1993              1992
                                                                  -------           -------           -------
                                                                                 (In Thousands)
Actuarial present value of benefit obligation--
  Vested..................................................        $(2,319)          $(3,134)          $(3,182)
  Nonvested...............................................           (314)             (282)             (252)
                                                                  -------           -------           -------
  Accumulated benefit obligation..........................         (2,633)           (3,416)           (3,434)
  Effects of salary progression...........................             --                --                --
                                                                  -------           -------           -------
  Projected benefit obligation............................         (2,633)           (3,416)           (3,434)
                                                                  -------           -------           -------
Plan assets--
  Cash equivalents........................................            321               344               444
  Equity securities.......................................          2,438             2,350                --
  Fixed income securities.................................             --                --             2,475
                                                                  -------           -------           -------
                                                                    2,759             2,694             2,919
                                                                  -------           -------           -------
Projected benefit obligation under (over) plan assets.....            126              (722)             (515)
  Unamortized net asset at transition.....................            (75)              (97)             (152)
  Unamortized net (gain) loss.............................            (74)              891               736
  Adjustment to recognize minimum liability...............             --            (1,108)             (892)
  Unrecognized prior service cost.........................            498               314               259
                                                                  -------           -------           -------
Pension asset (liability) recorded in the
  consolidated balance sheets.............................        $   475           $  (722)          $  (564)
                                                                  =======           =======           =======

SFAS No. 87, "Employers' Accounting for Pensions," required the Company to record a minimum liability as of December 31, 1993 and 1992. The assumption used in determining the funded status information shown above were as follows:

                                          1994              1993            1992
                                          ----              ----            ----
Discount rate..........................   8.5%              6.5%            6.5%
Long-term rate of return on assets.....   8.5%              6.5%            6.5%


The Company also sponsors a defined contribution plan under which the Company will make matching contributions of 50% of each participant's before-tax contribution (up to 6% of the participant's annual income) and retirement contribution of up to 3% (subject to change on an annual basis) of a participant's annual income. The cost of defined contributions charged to earnings during 1994, 1993 and 1992 was approximately $1,431,000, $1,416,000 and $1,361,000, respectively.

     Certain non-union employees, excluding officers, are eligible to participate in the Walbro Corporation Employee Stock Ownership Plan (ESOP). The Company will make annual contributions to a trust in the form of either cash or common stock of the Company. The amount of the annual contribution is discretionary, except that it must be sufficient to enable the trust to meet its current obligations. The Company has guaranteed the ESOP's loan and is obligated to contribute sufficient cash to the trust to repay the loan. Contribution expense related to the ESOP amounted to $365,000, $302,000 and $321,000 in 1994, 1993 and 1992, respectively. Contribution expense is net of dividends of $210,000, $106,000 and $106,000 in 1994, 1993 and 1992,
respectively.

NOTE 12. DISCLOSURES ABOUT DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS.

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to help meet financing needs and to reduce exposure to fluctuating foreign currency exchange rates. The Company is exposed to credit loss in the event of nonperformance by the other parties to the financial instruments described below. However, the Company does not anticipate nonperformance by the other parties. The Company does not engage in trading activities with these financial instruments and does not generally require collateral or other security to support these financial instruments. The notional amounts of derivatives summarized below do not represent the amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company through its use of derivatives. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the derivatives.

Walbro Corporation & Subsidiaries

NOTE 12. DISCLOSURES ABOUT DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS. (continued)

Financial Instruments with Off-Balance Sheet Risk

The Company enters into various types of contracts to manage its foreign currency exchange risk and interest rate risk. A summary of these contracts (notional amounts) as of Decebmer 31 is as follows:

                                1994               1993                1992
                            ------------       ------------        ------------
Forward currency
  exchange Contracts          $14,000             $30,000             $31,000
Interest rate swaps                --                  --             $15,000


     The Company enters into forward currency exchange contracts to manage its exposure against foreign currency fluctuations related to firm commitments. As of December 31, 1994, the Company has one forward currency exchange contract maturing in 1995 which exchanges 86,332,000 French francs. Total losses on this contract of approximately $1,800,000 were recorded as a deferred asset. This asset is being recognized based on actual purchases of the related foreign currency transaction. The amounts included in the equity in (income) loss of joint ventures in the accompanying consolidated statements of income related to this contract for the year ending December 31, 1994 was approximately $600,000.

     The Company enters into forward currency exchange contracts to hedge its equity investments in certain foreign joint ventures. During 1994, the Company had one forward currency exchange contract, which matured during 1994, which exchanged 44,100,000 French francs. At December 31, 1994, losses of $1,020,000 on a hedge of a net investment in a foreign joint venture are included in stockholders' equity.

     The Company enters into forward currency exchange contracts to reduce its exposure against fluctuations in foreign currency exchange rates. During 1994, the Company had twenty-one forward currency exchange contracts which matured during 1994, which exchanged 1,133,000,000 Japanese yen, 20,100,000 Deutsche marks, and 15,100,000 Singapore dollars. The amounts included in foreign currency exchange loss in the accompanying consolidated statements of income related to these contracts for the year ending December 31, 1994 were approximately $1,200,000.

The Company enters into interest rate swaps to manage its interest rate risk. As of December 31, 1992, these agreements effectively converted an aggregate principal amount of $15,000,000 of variable rate borrowings into fixed rate borrowings with interest rates ranging from 9.50% to 9.75%. These agreements matured during 1993.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  Cash and short-term financial instruments

  The fair values are estimated to be equal to carrying values because of the short-term, highly liquid nature of these instruments.

  Notes receivable

  The fair value is estimated using the expected future cash flows discounted at current interest rates.

  Marketable equity securities

  The fair value of marketable equity securities is estimated by quoted market prices when the investment is traded on a public stock exchange. For investments not publicly traded, a combination of book value and fair market value of assets is used (Note 3).

  Long-term debt

  The fair value of the Company's long-term debt is estimated using the expected future cash flows discounted at the current interest rates offered to the Company for debt of the same remaining maturities.

  Forward currency exchange contracts

  The fair value of forward currency exchange contracts is estimated by obtaining quotes from brokers.

  The estimated fair values of the Company's financial instruments are as follows (in thousands):

                                             1994                   1993                     1992
                                      -------------------    --------------------    ---------------------
                                      CARRYING      FAIR     Carrying      Fair      Carrying       Fair
                                        VALUE       VALUE      Value       Value       Value         Value
                                      --------     -------   ---------    -------    --------      --------
Notes receivable.................     $ 4,366      $ 4,860   $ 3,616      $ 4,049    $ 1,974       $ 1,974
Long-term debt...................      74,578       73,513    52,800       52,542     56,707        56,422
Forward currency exchange
  contracts......................      (1,800)      (1,800)       --          (73)        --          (150)


Walbro Corporation & Subsidiaries

NOTE 13. LEASES.

The Company has leased certain of its buildings, equipment and vehicles under operating leases. The leases involving buildings contain options enabling the Company to renew the leases at the end of the respective lease terms.

           Rent expense was approximately $3,324,000, $2,655,000 and $2,808,000 in 1994, 1993 and 1992, respectively.

           Aggregate minimum future rentals under noncancellable leases are as follows:

                                  Capital        Operating
                                  Leases          Leases
                                  -------        ---------
                                       (in thousands)
1995                              $  850         $ 2,823
1996                                 850           2,046
1997                                 850           1,425
1998                                 850             833
1999                                 850             782
Thereafter                         1,851              53
                                  ------         -------
Total minimum lease payments       6,101         $ 7,962
                                                 =======
Amount representing interest       1,391
                                  ------
Present value of net future
minimum lease
payments                          $4,710
                                  ======

NOTE 14. ACCRUED LIABILITIES.

Accrued liabilities consisted of the following at December 31:

                                              1994          1993         1992
                                             -------       -------      ------
                                                       (In Thousands)
Compensation                                 $ 5,123       $ 3,941      $3,957
Income taxes                                   2,239         1,498           -
Reorganization and restructuring                   -           754         360
Interest                                         147           407         413
Other                                          4,568         4,900       4,151
                                             -------       -------      ------
                                             $12,077       $11,500      $8,881
                                             =======       =======      ======

NOTE 15. STOCKHOLDERS' EQUITY.

The Company has a stock rights plan which entitles the holder of each right, upon the occurrence of certain events, to purchase one one-hundredth of a share of a new series of preferred stock for $75. Furthermore, if the Company is involved in a merger or other business combination at any time after the rights become exercisable, the rights will entitle the holder to buy the number of shares of common stock of the acquiring company having a market value of twice the then current exercise price of each right. Alternatively, if a 15% or more shareholder acquires the Company by means of a reverse merger in which the Company and its stock survives, or engages in self-dealing transactions with the Company, or if any person acquires 50% or more of the Company's common stock, then each right not owned by a 15% or more shareholder will become exercisable for the number of shares of common stock of the Company having a market value of twice the then current exercise price of each right. The rights, which do not have voting rights, expire in December 1998 and may be redeemed by the Company at a price of $.01 per right at any time prior to their expiration or the time they become exercisable.

The Company has authorized 1,000,000 shares of $1.00 par value preferred stock.

NOTE 16. REDEEMABLE PREFERRED STOCK.

In connection with the acquisition of the Whitehead Engineered Products Group (Whitehead) in 1988, the Company reserved 75,000 shares of preferred stock as Series C Non-Voting Participating Cumulative Preferred Stock. These shares were released from escrow in 1991 due to the attainment of certain performance targets by the Company's Whitehead operation. The preferred stock has a $1.00 par value and was redeemable in twelve semi-annual installments commencing January 1993. This $7.5 million of preferred stock represents additional purchase price in connection with Whitehead and, as a result, the Company recorded $7.5 million of additional goodwill in connection with the acquisition. During 1992, the Company redeemed the preferred stock at a redemption price of $6.5 million in cash and 30,888 shares of common stock.

Walbro Corporation & Subsidiaries

NOTE 17. BUSINESS SEGMENT INFORMATION

Selected financial information about the Company's continuing operations by geographic area is as follows:

                                            1994          1993          1992
                                          --------      --------      --------
                                                     (In Thousands)
Net sales to customers:
  Domestic                                $260,710      $215,149      $194,568
  Foreign                                   64,495        58,314        46,848
  Net sales between geographic areas        31,094        28,842        28,478
                                          --------      --------      --------
                                           356,299       302,305       269,894
Eliminations                               (31,094)      (28,842)      (28,478)
                                          --------      --------      --------
Total net sales                           $325,205      $273,463      $241,416
                                          ========      ========      ========
Operating profit:
  Domestic                                $ 37,040      $ 31,791      $ 32,545
  Foreign                                    6,365         4,650         4,576
                                          --------      --------      --------
                                            43,405        36,441        37,121
Unallocated expenses, net                  (22,986)      (19,300)      (19,931)
                                          --------      --------      --------
Income before provision for income
  taxes and cumulative effect of
    accounting change                     $ 20,419      $ 17,141      $ 17,190
                                          ========      ========      ========
Identifiable assets:
  Domestic                                $224,369      $191,999      $172,974
  Foreign                                   32,997        23,296        20,046
                                          --------      --------      --------
Total identifiable assets                 $257,366      $215,295      $193,020
                                          ========      ========      ========

The Company's foreign operations are located in the Far East (Japan, Singapore, Korea and China), Canada and Mexico. Sales between geographic areas are accounted for at cost plus a margin for profit. Operating profit consists of total sales less operating expenses excluding general corporate expenses, interest expense, research and development expense and income taxes. Identifiable assets are those assets used in the operations in each geographic area. Export sales from domestic locations were approximately $36,881,000, $47,876,000 and $30,174,000 for 1994, 1993 and 1992, respectively.

           The net assets of the Company's foreign operations were $24,598,000, $17,240,000 and $12,744,000 at December 31, 1994, 1993 and 1992, respectively.
The Company's share of foreign net income was $3,369,000, $2,843,000 and $1,941,000 in 1994, 1993 and 1992, respectively.

           A majority of the Company's sales are to automobile manufacturing companies. Sales to certain major customers which exceeded 10% of consolidated sales are as follows. Sales to one such customer amounted to 30%, 30% and 33% of consolidated sales in 1994, 1993 and 1992, respectively. Sales to another such customer amounted to 23%, 21% and 20% of consolidated sales in 1994, 1993 and 1992, respectively.

           The Company's operations are in one business segment, the development, manufacture and sale of fuel systems and components.

NOTE 18. SUPPLEMENTAL CASH FLOW INFORMATION.

In 1994, 1993 and 1992, the Company paid $6,749,000, $4,458,000 and $6,078,000 for income taxes and $4,122,000, $2,591,000 and $3,487,000 for interest, respectively.

Walbro Corporation & Subsidiaries

NOTE 19. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Selected quarterly financial information for the years ended December 31, 1994 and 1993, is as follows:

                                        Quarter
                        First      Second      Third        Fourth      Total
                        -----      ------      -----        ------      -----
                                (In Thousands, Except Per Share Data)
1994-
  Net sales             $82,205    $83,976     $75,251      $83,773     $325,205
  Cost of sales          64,973     66,335      62,130       68,063      261,501
                        -------    -------     -------      -------     --------
    Gross profit        $17,232    $17,641     $13,121      $15,710     $ 63,704
                        =======    =======     =======      =======     ========
  Net income            $ 4,499    $ 4,461     $ 2,974      $ 2,661     $ 14,595
                        =======    =======     =======      =======     ========
  Net income per share  $   .52    $   .52     $   .35      $   .31     $   1.70
                        =======    =======     =======      =======     ========
1993-
  Net sales             $66,903    $71,471     $64,374      $70,715     $273,463
  Cost of sales          51,435     55,516      50,604       59,249      216,804
                        -------    -------     -------      -------     --------
    Gross profit        $15,468    $15,955     $13,770      $11,466     $ 56,659
                        =======    =======     =======      =======     ========
  Income before
   cumulative effect
   of accounting
   change               $ 3,746    $ 3,889     $ 3,112      $ 1,820     $ 12,567
                        =======    =======     =======      =======     ========
  Net income            $   846    $ 3,889     $ 3,112      $ 1,820     $  9,667
                        =======    =======     =======      =======     ========
  Income per share
   before cumulative
   effect of
   accounting
   change               $   .44     $  .45    $   .36      $   .21     $   1.47
                        =======    =======     =======      =======     ========
  Net income per share  $   .10     $  .45    $   .36      $   .21     $   1.13
                        =======    =======     =======      =======     ========


NOTE 20. SUBSEQUENT EVENT.

In January 1995, the Company signed a letter of intent to acquire the plastic fuel tank division of Dyno Industrier AS (Dyno), Oslo, Norway. The plastic fuel tank division of Dyno supplies plastic fuel tank systems to most European vehicle manufacturers and has operations in France, Spain, Norway, Great Britain, Germany and Belgium. The acquisition is subject to several conditions, including the execution of a definitive purchase agreement.