Form 10-K, Exhibit 13
period 1995-12-31
WALBRO CORP
filed 1996-03-29
CIK 104174

                                                                   EXHIBIT 13.1

ITEM 6.

SELECTED
FINANCIAL DATA

                                                                                 YEARS ENDED DECEMBER 31
                                                                         (In Thousands, Except Per Share Data)

                                                                  1995            1994          1993           1992         1991
                                                                  ----            ----          ----           ----         ----
From Continuing Operations:
   Sales...............................................        $459,272        $325,205      $273,463       $241,416     $200,130
   Cost of Sales.......................................         377,755         261,501       216,804        185,712      158,743
   Income Before Cumulative
      Effect of Accounting Change......................          13,830          14,595        12,567         12,526        4,838
   Income Per Share Before
      Cumulative Effect of Accounting
      Change (fully diluted)...........................            1.61            1.70          1.47           1.58         0.96
   Cash Dividends Per Share............................            0.40            0.40          0.40           0.40         0.10
   Working Capital.....................................          95,713          58,378        50,187         43,742       25,760
   Total Assets........................................         493,473         257,366       215,295        193,020      161,243
   Long-Term Debt......................................         233,389          66,136        52,392         49,638       62,777
   Redeemable Preferred Stock..........................               0               0             0              0        7,500
   Stockholders' Equity................................         135,427         127,915       114,146         99,910       50,339

ITEM 7.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
On July 27, 1995, the Company, through certain of its wholly-owned subsidiaries, acquired the Fuel Systems Business of Dyno Industrier A.S, Oslo, Norway (Dyno). Dyno supplies plastic fuel tanks to most European vehicle manufacturers through production facilities in Belgium, France, Germany, Norway, Spain and the United Kingdom. Dyno's Fuel Systems Business sales were approximately $147 million in 1994. Except as noted below, the results of operations for 1995 only include the results of Dyno after July 27, 1995.

1995 COMPARED TO 1994, 1994 COMPARED TO 1993
SALES - The Company reported record sales in 1995 of $459.3 million, an increase of 41.2%. Excluding sales of $88.5 million contributed by Dyno, 1995 sales still reflected an increase of 14.0%. Sales in 1994 were $325.2 million compared to sales of $273.5 million in 1993, an increase of 18.9%. The $134.1 million of additional sales in 1995 were divided primarily among the automotive market with a $119.8 million increase and the small engine market with a $10.8 million increase. On a percentage basis, sales to the automotive market increased 60.4% in 1995 (15.8% increase without Dyno sales) compared to an 18.6% increase in 1994, while sales to the small engine market increased 10.6% in 1995 compared to a 16.5% increase in 1994. Aftermarket sales were flat in 1995 compared to an increase of 32.8% in 1994.

Sales of the Company's original equipment automotive products were $318.1 million in 1995 ($229.7 million without Dyno), up from $198.3 million in 1994 and $167.2 million in 1993. In 1995, the Company was able to increase U.S. based automotive product sales (representing all automotive sales other than those of Dyno) by $31.4 million or 15.8% in spite of the U.S. light vehicle market decline. The U.S. light vehicle market declined in 1995 to approximately 14.8 million vehicles compared to approximately 15.1 million in 1994, a 2.1% decrease. U.S. light vehicle sales increased by 8.4% in 1994 and by 8.0% in 1993. The Company was able to record a sales increase of its U.S. based automotive products in the face of a declining vehicle market due to increased sales of fuel modules (up 23.7%) because of increased use of fuel modules in the light truck market and increased sales of fuel modules with higher dollar content. Light trucks (which include minivans) experienced moderate sales growth in 1995. The increase in fuel module sales was partially offset by the slower than scheduled start-up of a customer's major new vehicle line with significant fuel module product content. The Company expects the growth in sales of fuel modules to continue as they are applied to more new
models of passenger cars and light trucks.   Fuel modules also continue to gain
greater acceptance in the European and the South American markets.

Sales of fuel pumps increased by 3.3% and sales of fuel rails declined by 14.9% in 1995 compared to 1994 because of the decline in U.S. passenger car sales during 1995. Plastic fuel tank sales in the U.S. added $3.0 million of revenue in 1995 compared to $0.6 million in 1994, as the Company's U.S. sales of plastic fuel tanks did not begin until the fourth quarter of 1994. Production of plastic fuel tanks increased in the fourth quarter of 1995 for a second vehicle platform and production is expected to increase again in 1996 for a third vehicle platform. Sales of component parts in 1995 added $20.4 million to U.S. based automotive product sales compared to $3.6 million in 1994. Dyno sales added $88.5 million to automotive product sales for the last five months of 1995.

In 1994, the Company was able to increase automotive product sales by 18.6% while the U.S. light vehicle market grew by 8.4%. Automotive product sales benefited from the overall market growth, from increased penetration of existing products and from the development of new products for new models in 1994. In addition, the Company sold its first multi-layer plastic fuel tanks in 1994. For 1994, sales of fuel pumps increased modestly while sales of fuel rails increased by 22.3% and sales of fuel modules increased by 32.2%.

Sales of the Company's small engine products also hit a record level of $112.6 million in 1995, up from $101.8 million in 1994 and $87.4 million in 1993. Overall sales growth of small engine products was 10.6% in 1995 compared to 16.5% during 1994. Sales of diaphragm carburetors increased 16.1% in 1995 compared to 7.4% for 1994, from $58.3 million in 1993 to $62.6 million in 1994 to $72.7 million in 1995. Part of the 1995 increase was caused by the comparison to depressed U.S. diaphragm carburetor sales in the second half of 1994 because of delays in the emission certification by the California Air Resources Board for customers' engines during that period. Increases in U.S. sales of diaphragm carburetors in the first half of 1994 combined with increases in Europe and the Far East during all of 1994 more than offset the second half decline in the U.S., resulting in the overall increase of 7.4% for 1994.

Sales of float feed carburetors decreased 8.7% in 1995 compared to a 27.7% increase for 1994, with $27.4 million of sales in 1995 versus $30.0 million in 1994 and $23.5 million in 1993. During 1995, float feed carburetor sales in the U.S. declined as heavy rain in the spring and a drought during the summer caused lower sales of lawn and garden products and outdoor power equipment. Also during 1995, the weak market for marine engines contributed to lower float feed carburetor sales. The significant increase in 1994 float feed carburetor sales was primarily due to a 36% increase in sales to the Company's largest lawn and garden customer and a 36% increase in sales of marine carburetors.

Sales of small engine ignition systems added $7.9 million to small engine sales in 1995 compared to $7.1 million in 1994 and $5.1 million in 1993 as customer demand has grown for this expanding family of products. In addition, carburetor sales from the Company's subsidiary in China, Fujian Hualong Carburetor, which the Company acquired in January, 1994, added $4.6 million to small engine product sales in 1995 compared to $1.9 million in 1994.

Management believes that ignition systems will play a more significant role in the future as small engines become subject to more stringent emissions regulations. In the past, environmental regulations have created growth opportunities for the Company through new product development. For example, the Company developed a new generation of carburetors to meet the first phase of the California exhaust emission standards which took effect in 1995. In addition, the U.S. Environmental Protection Agency has adopted similar emission standards which become effective in August, 1996. Management believes that these 1995 and 1996 emission standards will not adversely affect its business because the Company's products have been modified to meet these new standards.

A 30% reduction of emissions required by the second phase of regulation is scheduled to be phased-in beginning in 2002 for the U.S., except California, which requires a 70% reduction of emissions in the second phase for California in 1999. A more stringent third phase of U.S. regulation is expected sometime after 2005. It is expected that the second phase of U.S. regulations can be met with more refined carburetors which are currently under development. The California second phase could affect unit sales of existing products in California due to a shifting of the low cost segment of the portable power equipment market from internal combustion engines to electric motors. Management believes the 1999 California regulations and the phase three U.S. regulations will require new levels of technology in engine management systems that meet the regulations within the tight cost constraints required by the small engine market. However, management believes that the Company has the capability to assist engine manufacturers by designing and producing ignition systems and fuel systems (engine management systems) capable of meeting reasonable emission standards within these constraints. Although certain of these regulations may have the effect of reducing unit sales, the more sophisticated products required by stringent emissions regulations are expected to command higher unit prices.

The Company's aftermarket business for both automotive and small engine products is consolidated as a business unit within Walbro Engine Management, but reported separately in this discussion. Aftermarket sales in 1995 were flat compared to 1994 for two significant reasons. First, the aftermarket distribution center in Cass City, Michigan was struck by lightning in August, 1995, causing substantial smoke and water damage to the building and its contents. Aftermarket operations were shut down for three weeks in August as a result of the fire and subsequent order levels were lower because of the reduced inventory available to fill orders. Secondly, a major aftermarket customer/competitor for fuel pumps chose to manufacture more of its requirements. The 32.8% increase in 1994 aftermarket sales was the result of the addition of several new aftermarket customers and the expansion of the product offering for aftermarket sales.

COST OF SALES - The Company's cost of sales is composed primarily of material, labor, and manufacturing and engineering overhead. Cost of sales was $377.8 million in 1995 ($300.9 million without Dyno) compared to $261.5 million in 1994 and $216.8 million in 1993. Cost of sales as a percent of sales was 82.3% in 1995 (81.1% without Dyno) compared to 80.4% in 1994 and 79.3% in 1993.

Cost of sales as a percent of sales for U.S. based automotive products increased in 1995 because of lower volumes of fuel rails partially offset by higher volumes of fuel modules and plastic gas tanks. The Company's Ligonier, Indiana plant, which makes steel fuel rails, experienced significantly higher costs in the second half of 1995 because of lower volumes related to lower passenger car sales. The Company announced in February, 1996 that it plans to sell the steel fuel rail business at the Ligonier, Indiana plant. This decision to exit the steel fuel rail market does not affect the Company's growing business in plastic fuel rails which are manufactured at its facility in Meriden, Connecticut.

Cost of sales as a percent of sales at Dyno was 13.1% for the last five months of 1995. The Dyno gross margin was lower than anticipated because of higher raw material prices and lower volumes during the last five months of 1995 due to seasonally lower production schedules and because of a weaker European automotive market during this period. Also contributing to the higher cost of sales as a percent of sales were continuing startup costs at the Company's Ossian, Indiana plastic fuel tank plant.

The 1994 cost of sales as a percent of sales increased because of the Ossian plant startup costs and additional costs of expanding production capacity for fuel modules at the Company's Meriden, Connecticut plant. The startup costs at the Company's Ossian, Indiana plant are expected to continue in the first half of 1996 as the production orders for multi-layer plastic fuel tanks have not yet reached the break-even level. The additional costs of expanding production at the Meriden, Connecticut plant declined in 1995 but will increase in 1996 as the second plant comes on line.

Cost of sales as a percent of sales for small engine products increased for 1995 because of lower volume of float feed carburetors in the U.S. and lower gross margin at the Company's Singapore manufacturing facility due to lower production volumes and the stronger Singapore Dollar versus the U.S. Dollar. These increased costs were partially offset by higher volume of diaphragm carburetors in Japan and Mexico and higher volume of float feed carburetors in China.

The 1994 cost of sales as a percent of sales increased primarily because of lower volume of diaphragm carburetors in the U.S. during the second half of 1994. A secondary factor for this increased cost of sales as a percent of sales was the higher cost of manufacturing carburetors in Japan and Singapore as a result of the weaker U.S. Dollar during 1994.

In December, 1990, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 106 (SFAS 106), Employer's Accounting for Post Retirement Benefits Other Than Pensions, and the Company changed its method of accounting for these benefits in 1993 as required by SFAS 106. See
Note 12 of the Notes to the Consolidated Financial Statements for a detailed discussion of the impact of this change.

SELLING AND ADMINISTRATIVE EXPENSES - Selling and administrative (S & A) expenses were $57.5 million in 1995, an increase of 46.3% (increased 25.6% without Dyno) compared to $39.3 million in 1994. The 1994 S & A expenses increased by 19.0% compared to $33.0 million in 1993. As a percent of sales, S & A expenses were 12.5% in 1995 (13.3% without Dyno), 12.1% in 1994 and 12.1%
in 1993. In 1995, S & A expenses increased because of increased spending for research and development, for expansion of the Company's automotive systems center in Auburn Hills, Michigan and automotive testing center in Caro, Michigan and for general expenses related to adding manufacturing capacity in Meriden, Connecticut. In 1994, most S & A expense categories increased to support the sales growth. Research and development spending increased by 37.3% (increased 14.4% without Dyno) in 1995 and by 28.3% in 1994 to support the new product development efforts required by emission regulations for both automotive and small engine products. Incentive compensation expense in the small engine business increased in 1994 and again in 1995 because of higher profitability.

REORGANIZATION CHARGES - In 1993, the Company recorded a $1.8 million reorganization charge reflecting the Company's actual and anticipated expenses from reorganization of the executive management team at Walbro Automotive. $1.0 million was paid in 1993 and the remaining $0.8 million was paid in 1994. See Note 7 of the Notes to the Consolidated Financial Statements.

LOSS ON FOREIGN EXCHANGE TRANSACTIONS - Foreign exchange contracts are used primarily to manage the exposure to foreign currency losses from operations in foreign countries, from investments in foreign joint ventures and from commitments in foreign currencies. In 1992, the Company entered into forward foreign exchange contracts to hedge the Company's foreign currency exposure related to a sales commitment to a foreign customer. The loss on these contracts was treated as a hedge for accounting purposes and recorded as a deferred asset, which is being amortized as foreign currency exchange loss. In 1993 and 1994 the Company entered into foreign exchange contracts to hedge the Company's foreign currency risk from foreign currency commitments which did not qualify for deferred accounting treatment and the losses were recorded as foreign currency exchange loss in 1993 and 1994. The foreign currency exchange loss in 1995 was $1.5 million, $2.6 million in 1994 and $1.5 million in 1993. See Note 14 of the Notes to the Consolidated Financial Statements.

NET INTEREST EXPENSE - Net interest expense was $11.1 million in 1995, an increase of $7.3 million, compared to $3.8 million in 1994. 1994 net interest expense increased by $1.2 million compared to $2.6 million in 1993. To finance the Dyno acquisition in July 1995, the Company sold $110 million in aggregate principal amount of its 9.875% senior notes and obtained a new $135 million secured credit facility. Borrowing levels were also higher in 1995 to support the higher level of capital expenditures for the facilities expansions.
General interest rates declined during 1995 but the additional borrowings and the shift to a higher percentage of long-term fixed rate debt raised the average cost of capital and caused the higher interest expense. The 1994 increased interest expense resulted from higher interest rates and increased borrowings for additional working capital and the full year effect of financing the Company's Ossian, Indiana plant. During October of 1994, the Company sold $45 million of 7.68% senior notes which contributed to the higher net interest expense. The average cost of borrowing was 7.4% in 1995, 5.9% in 1994 and 4.9% in 1993. See Note 8 of the Notes to Consolidated Financial Statements for details of the borrowings.

INCOME TAXES - The provision for income taxes was lower for 1995 compared to 1994 because of a research and development (R & D) tax credit recorded in 1995. This tax credit resulted from a change by the Internal Revenue Service in defining the R & D activities which qualify for the tax credit. The $3.0 million credit results from R & D activities at the Company from 1988 through 1995. The R & D tax credit resulted in an effective tax rate of 10.8% for 1995 compared to 32.5% for 1994.

JOINT VENTURE INCOME - The Company's equity in income of joint ventures was $3.9 million in 1995, $2.6 million in 1994 and a loss of $89,000 in 1993. The loss in 1993 was due primarily to first year losses of $538,000 in Brazil and the significant income in 1994 and 1995 resulted from increased sales and profits in all the Company's joint ventures.

As detailed below, the Company has actively pursued joint venture opportunities as a means of expanding into new regions of the world market. The joint venture structure allows the Company to share the risks, capital requirements and early stage start-up losses with a partner.

In November, 1995, the Company signed an agreement to form a joint venture, Mutual Walbro P. Ltd., with Mutual Industries Ltd., Bombay, India to produce automotive fuel tank assemblies in India.

In November, 1994, the Company formed a joint venture, Korea Automotive Fuel Systems Ltd., with Daewoo Precision Industries Ltd. of South Korea to manufacture and market fuel sending units for the South Korean automobile market. In March, 1993, the Company acquired all of the outstanding shares of Walbro Korea Ltd., a joint venture with Siemens A.G. of Germany and Daesung Ltd. of South Korea. This joint venture was originally formed to manufacture and market EFI system components for the South Korean automotive market.

In February, 1993, the Company acquired a 49% interest in Marwal do Brazil, a Brazilian joint venture with Magneti Marelli S.p.A. of Italy, to manufacture and market fuel sending units for the South American automotive market.

In January, 1993, the Company sold its 50% interest in Orbital-Walbro Corporation to its joint venture partner, Orbital Engine Company Ltd. of Australia, in exchange for 3.7 million shares of Orbital stock and $5.5 million in cash.

NET INCOME AND INCOME PER SHARE - Net income for 1995 was $13.8 million, a decrease of 5.5% compared to $14.6 million in 1994. Income before cumulative effect of accounting change was $12.6 million in 1993 with net income of $9.7 million for the same period. Net income per share was $1.61 for 1995 compared with $1.70 for 1994. Income per share before cumulative effect of accounting
change was $1.47 with net income per share of $1.13 for 1993.   All per share
data is fully diluted. Net income as a percent of sales was 3.0% in 1995, 4.5% in 1994, and 4.6% in 1993 (income before accounting change as a percent of sales). The decline in net income as a percent of sales in 1995 was related to the Dyno acquisition which generated lower profit margins in 1995 and resulted in increased interest expense and because of higher S & A expenses as explained above. The decline in net income as a percent of sales during 1994 was the result of higher cost of sales, higher interest expense and foreign exchange losses as explained above.

INFLATION - Inflation potentially affects the Company in two principal ways. First, a portion of the Company's debt is tied to prevailing short-term interest rates which may change as a result of inflation rates, translating into changes in interest expense. Second, general inflation can impact material purchases, labor and other costs. The Company has limited ability to pass on inflation-related cost increases to its customers on a short-term basis. In addition, the markets served by the Company are competitive in nature, and competition limits the pass-through of inflation-related cost increases in many cases. In the past three years, however, inflation has not been a significant factor for the Company.

FOREIGN CURRENCY TRANSACTIONS - Approximately 38% of the Company's sales during 1995 were derived from international manufacturing operations in Europe, Asia and Latin America. The financial position and the results of operations of the Company's subsidiaries in Europe (19% of sales), and Asia (11% of sales) are measured in local currency of the countries in which they operate and translated into U.S. dollars. The effects of foreign currency fluctuations in Europe and Asia, except Singapore, are somewhat mitigated by the fact that expenses are generally incurred in the same currencies in which sales are generated and the reported income of these subsidiaries will be higher or lower depending on a weakening or strengthening of the U.S. dollar.

For the Company's subsidiaries in Singapore and Mexico (11% of sales) the expenses are generally incurred in the local currency, but sales are generated in U.S. dollars; therefore, results of operations are more directly influenced by a weakening or strengthening of the local currency.

The acquisition of Dyno in July, 1995 (discussed below) resulted in a significant increase in the foreign component of the Company's operations. Specifically, giving effect to the Dyno acquisition on a pro forma basis, approximately 51% of the Company's sales for 1995 would have been related to foreign operations.

Approximately 48% of the Company's net assets at December 31, 1995, are based in its foreign operations and are translated into U.S. dollars at foreign currency exchange rates in effect as of the end of each period. Accordingly, the Company's consolidated shareholders' equity will fluctuate depending upon the weakening or strengthening of the U.S. dollar. In addition, the Company has equity investments in unconsolidated joint ventures in France, Brazil, Japan and Korea. The Company's reported income from these joint ventures will be higher or lower depending upon a weakening or strengthening of the U.S. dollar.

The Company's strategy for management of currency risk relies primarily upon the use of forward currency exchange contracts to manage its exposure to foreign currency fluctuations related to its operations in foreign countries, to manage its firm transaction commitments in foreign currencies and to hedge its equity investment in certain foreign joint ventures.

LIQUIDITY AND CAPITAL RESOURCES - As of December 31, 1995, the Company had $16.0 million outstanding in short-term debt, including current portion of long-term debt, and $233.4 million in long-term debt. As of December 31, 1995, the approximate minimum principal payments required on the Company's long-term debt in each of the five fiscal years subsequent to December 31, 1995 are $1.1 million in 1996, $1.3 million in 1997, $7.9 million in 1998, $7.6 million in 1999, $64.6 million in 2000 and $152.0 million thereafter.

The net purchase price of the Dyno acquisition was approximately $114 million (approximately $130 million less approximately $16 million in cash acquired by the Company). The Company financed the acquisition through the combination of a private placement of $110 million in aggregate principal amount of its 9.875% Senior Notes due 2005 and a new $135 million secured Credit Facility with a group of commercial banks. At December 31, 1995, the Company had available to it approximately $70 million under the New Credit Facility. See Note 8 of the Notes to consolidated Financial Statements for further discussion.

The Company's plans for 1996 capital expenditures for facilities, equipment and tooling total approximately $64 million, of which approximately $26 million represents expenditures to maintain and upgrade current facilities and $38 million represents capital expenditures for expansion. The 1996 expansion plan includes new plants in Brazil and Belgium, a second plant in Meriden, Connecticut, expansion of the Ossian, Indiana plant and a Technical Center in Europe. The Company intends to finance the capital expenditures with cash from operations, supplemented by borrowings under the New Credit Facility and potential lease financing.

Management believes that the Company's long-term cash needs will continue to be provided principally by operating activities supplemented, to the extent required, by borrowing under the Company's existing and future credit facilities and by access to the capital markets. Management expects to replace these credit facilities as they expire with comparable facilities.

As of December 31, 1995, accounts receivable amounted to $113.3 million, an increase of $47.0 million, compared to $66.3 million at December 31, 1994. The acquisition of Dyno added $35.4 million of accounts receivable. The average collection period at December 31, 1995 was 56.4 days or 71.5 days without Dyno, slightly lower than the average collection period during calendar 1994. The average collection period in calendar year 1994 was 62.3 days compared to 56.8 days in 1993. Approximately 45% of the accounts receivable increase in 1995, without Dyno accounts receivable, was due to increased sales in 1995, while the remaining increase was due to longer collection periods. As of December 31, 1995, inventories amounted to $50.7 million, an increase of $19.3 million, compared to $31.4 million at December 31, 1994, and the Dyno acquisition accounted for $17.4 million of this increase.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 - The statements contained in this discussion that are not historical facts are forward-looking statements subject to the safe harbor created by the Securities Litigation Reform Act of 1995. Walbro Corporation cautions readers of this discussion that a number of important factors could cause Walbro's actual consolidated results for 1996 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, Walbro. These important factors include, without limitation, changes in demand for automobiles and light trucks, relationships with significant customers, price pressures, the timing and structure of future acquisitions or dispositions, the integration of the Dyno acquisition into Walbro's overall business, impact of environmental regulations, continued availability of adequate funding sources, currency and other risks inherent in international sales, and general economic and business conditions. These important factors and other factors which could affect Walbro's results are more fully discussed in Walbro's filings with the Securities and Exchange Commission. Readers of this discussion are referred to such filings.

ITEM 8.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                    Report of Independent Public Accountants




To the Board of Directors and
  Stockholders of Walbro Corporation:

We have audited the accompanying consolidated balance sheets of Walbro Corporation (a Delaware corporation) and subsidiaries as of December 31, 1995, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walbro Corporation and subsidiaries as of December 31, 1995, 1994 and 1993, and the results of their operations and their cash flows for each of the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 1994, the Company changed its method of accounting for investments in debt and equity securities. In addition, as discussed in Note 12 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions.



                             Arthur Andersen LLP


Detroit, Michigan,
February 13, 1996

                      WALBRO CORPORATION AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS

                        DECEMBER 31, 1995, 1994 AND 1993


ASSETS                                                                           1995              1994              1993
                                                                           -----------------------------------------------
                                                                                (In Thousands, Except Share Data)
Current Assets:
     Cash                                                                    $ 19,792            $ 4,540           $ 4,605
     Accounts receivable, net                                                 113,346             66,333            44,676
     Inventories                                                               50,723             31,439            26,898
     Prepaid expenses and other                                                10,966              4,001             7,266
     Deferred and refundable income taxes                                       4,877              3,663             4,871
                                                                           -----------------------------------------------
         Total Current Assets                                                 199,704            109,976            88,316
                                                                           -----------------------------------------------

Plant and Equipment, at cost:
     Land                                                                       3,870              1,234               426
     Buildings and improvements                                                54,116             44,668            43,689
     Machinery and equipment                                                  211,707             93,127            71,727
                                                                           -----------------------------------------------
                                                                              269,693            139,029           115,842
     Less- Accumulated depreciation                                            63,928             50,737            41,666
                                                                           -----------------------------------------------
         Net Plant and Equipment                                              205,765             88,292            74,176
                                                                           -----------------------------------------------

Other Assets:
     Funds held for construction                                                1,102              1,061             2,710
     Joint ventures                                                            23,466             16,518            11,278
     Investments                                                                9,224             10,797             8,057
     Goodwill, net                                                             33,299             16,905            16,937
     Notes receivable                                                             460              4,366             3,616
     Deferred income taxes                                                      2,805                871                41
     Other                                                                     17,648              8,580            10,164
                                                                           -----------------------------------------------
         Total Other Assets                                                    88,004             59,098            52,803
                                                                           -----------------------------------------------
         Total Assets                                                        $493,473           $257,366          $215,295
                                                                           ===============================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
     Current portion of long-term debt                                        $ 1,086            $ 8,442           $   408
     Bank and other borrowings                                                 14,921              6,970             5,375
     Accounts payable                                                          52,774             23,252            19,991
     Accrued liabilities                                                       34,352             12,077            11,500
     Dividends payable                                                            858                857               855
                                                                           -----------------------------------------------
         Total Current Liabilities                                            103,991             51,598            38,129
                                                                           -----------------------------------------------

Long-Term Liabilities:
     Long-term debt, less current portion                                     233,389             66,136            52,392
     Pension obligations and other                                             15,102              8,153             8,071
     Deferred income taxes                                                      3,927              2,439             2,557
     Minority interest                                                          1,637              1,125                --
                                                                           -----------------------------------------------
         Total Long-Term Liabilities                                          254,055             77,853            63,020
                                                                           -----------------------------------------------

Stockholders' Equity:
     Common stock, $.50 par value; authorized 25,000,000; outstanding
       8,579,976 in 1995, 8,564,576 in 1994, and 8,551,782 in 1993              4,290              4,282             4,276
     Paid-in capital                                                           64,381             64,221            63,997
     Retained earnings                                                         66,256             55,855            44,686
     Deferred compensation                                                       (817)            (1,225)           (1,634)
     Minimum pension liability adjustment                                         (63)                --              (520)
     Unrealized gain on securities
         available for sale                                                       827              1,428                --
     Cumulative translation adjustments                                           553              3,354             3,341
                                                                           -----------------------------------------------
         Total Stockholders' Equity                                           135,427            127,915           114,146
                                                                           -----------------------------------------------
         Total Liabilities and
           Stockholders' Equity                                              $493,473           $257,366          $215,295
                                                                           ===============================================



        The accompanying notes are an integral part of these statements.

                      WALBRO CORPORATION AND SUBSIDIARIES


                       CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                                                      1995              1994               1993
                                                                  -----------------------------------------------
                                                                    (In Thousands, Except Per Share Data)
NET SALES                                                         $459,272          $325,205            $273,463

COSTS AND EXPENSES:
  Cost of sales                                                    377,755           261,501             216,804
  Selling and administrative expenses                               57,495            39,318              33,043
  Reorganization and restructuring charges                            -                 -                  1,760
                                                                  -----------------------------------------------

OPERATING INCOME                                                    24,022            24,386              21,856

OTHER EXPENSE (INCOME):
  Interest expense, net of capitalized                              12,071             3,862               2,594
       interest of $518,000 in 1995
  Interest income                                                     (960)              (91)                (35)
  Foreign currency exchange loss                                     1,483             2,602               1,495
  Other                                                               (255)              111                 572
                                                                  -----------------------------------------------

Income before provision for income taxes,
  minority interest, equity in (income) loss of
  joint ventures and cumulative effect of
  accounting change                                                 11,683            17,902              17,230

Provision for income taxes                                           1,258             5,824               4,574

Minority interest                                                      472                92                -

Equity in (income) loss of joint ventures                           (3,877)           (2,609)                 89
                                                                  -----------------------------------------------

             Income before cumulative effect of
               accounting change                                    13,830            14,595              12,567

Cumulative effect of accounting change,
  net of tax benefit of $1,494                                        -                 -                  2,900
                                                                  -----------------------------------------------

             Net income                                            $13,830          $ 14,595            $  9,667
                                                                  ===============================================

INCOME PER SHARE:
  Income before cumulative effect of
    accounting change                                              $  1.61          $   1.70            $   1.47
  Cumulative effect of accounting change,
    net of tax benefit                                                -                 -                   (.34)
                                                                  -----------------------------------------------

             Net income per share                                  $  1.61          $   1.70            $   1.13
                                                                  ===============================================




        The accompanying notes are an integral part of these statements.

                      WALBRO CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993



                                                                                                               Unrealized Gain
                                                                                                 Minimum        on Securities
                                      Common      Paid-in      Retained        Deferred          Pension          Available
                                      Stock       Capital      Earnings      Compensation       Liability          for Sale
                                      ------      -------      --------      ------------       ---------          --------
                                                             (In Thousands, Except Share Data)

 BALANCE -                             $4,049      $57,139       $38,422           $(2,042)           $(371)              $-
   DECEMBER 31, 1992

 Conversion of convertible
  subordinated notes into 404,429
   shares of common stock                 202        6,273          -                 -                -                   -
 Exercise of stock options                 25          585          -                 -                -                   -
 ESOP debt payments                      -            -             -                  408             -                   -
 Net income                              -            -            9,667              -                -                   -
 Additional minimum pension
   liability                             -            -             -                 -                (149)               -
 Cash dividends
   ($.40 per share)                      -            -           (3,403)             -                -                   -
 Translation adjustments                 -            -             -                 -                -                   -
                                    --------------------------------------------------------------------------------------------
 BALANCE - DECEMBER 31, 1993            4,276       63,997        44,686            (1,634)            (520)               -

 Change in accounting for
   securities available for sale -
   January 1, 1994                       -            -             -                 -                -                  2,096
 Exercise of stock options                  6          224          -                 -                -                   -
 ESOP debt payments                      -            -             -                  409             -                   -
 Net income                              -            -           14,595              -                -                   -
 Adjust additional minimum pension
   liability                             -            -             -                 -                 520                -
 Cash dividends
   ($.40 per share)                      -            -           (3,426)             -                -                   -
 Change in market value of
   securities available for sale         -            -             -                 -                -                   (668)
 Translation adjustments                 -            -             -                 -                -                   -
                                    --------------------------------------------------------------------------------------------
 BALANCE - DECEMBER 31, 1994            4,282       64,221        55,855            (1,225)            -                  1,428

 Exercise of stock options                  8          160          -                 -                -                   -
 ESOP debt payments                      -            -             -                  408             -                   -
 Net income                              -            -           13,830              -                -                   -
 Additional minimum pension
    liability                            -            -             -                 -                 (63)               -
 Cash dividends
    ($.40 per share)                     -            -           (3,429)             -                -                   -
 Change in market value of
  securities available for sale          -            -             -                 -                -                   (601)
 Translation adjustments                 -            -             -                 -                -                   -
                                    --------------------------------------------------------------------------------------------
 BALANCE -
   DECEMBER 31, 1995                   $4,290      $64,381       $66,256             $(817)            $(63)               $827
                                    ============================================================================================


                                             Cumulative
                                            Translation
                                            Adjustments
                                            -----------
                                    (In Thousands, Except Share Data)
                                    ---------------------------------

 BALANCE -                                 $2,713
   DECEMBER 31, 1992

 Conversion of convertible
   subordinated notes                        -
 Exercise of stock options                   -
 ESOP debt payments                          -
 Net income
 Additional minimum pension                  -
   liability                                 -
 Cash dividends
   ($.40 per share)                          -
 Translation adjustments                      628
                                         -----------
 BALANCE - DECEMBER 31, 1993                3,341

 Change in accounting for
   securities available for sale -
   January 1, 1994                           -
 Exercise of stock options                   -
 ESOP debt payments                          -
 Net income                                  -
 Adjust additional minimum pension
   liability
 Cash dividends                              -
   ($.40 per share)                          -
 Change in market value of
   securities available for sale             -
 Translation adjustments                       13
                                         -----------
 BALANCE - DECEMBER 31, 1994                3,354

 Exercise of stock options                   -
 ESOP debt payments                          -
 Net income                                  -
 Additional minimum pension
    liability                                -
 Cash dividends
  ($.40 per share)                           -
 Change in market value of
  securities available for sale              -
Translation adjustments                   (2,801)
                                         -----------
 BALANCE -
   DECEMBER 31, 1995                        $553
                                         ===========



        The accompanying notes are an integral part of these statements.

                      WALBRO CORPORATION AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993



                                                                                         1995            1994             1993
                                                                                       --------        --------         --------
                                                                                                    (In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income                                                                          $ 13,830        $ 14,595         $  9,667

  Adjustments to reconcile net income to net
    cash provided by operating activities-
      Depreciation and amortization                                                     22,451          14,672           11,339
      Cumulative effect of accounting change                                              -               -               2,900
      (Gain)loss on disposition of assets                                                  (29)            449              372
      Minority interest                                                                    472              92             -
      (Income) loss of joint ventures                                                   (3,877)         (2,609)              89
      Reorganization and restructuring charges                                            -               -                 754
      Change in assets and liabilities, net of
        effects of acquisitions-
          Deferred income taxes                                                          1,721            (681)          (1,324)
          Deferred pension obligations and other                                         3,327             519              544
          Accounts payable and accrued liabilities                                       4,870             704            4,220
          Accounts receivable, net                                                      (3,236)        (18,463)          (3,449)
          Inventories                                                                   (2,034)         (3,752)          (2,752)
          Prepaid expenses and other                                                    (6,607)          4,951           (6,979)
                                                                                     -------------------------------------------

        Total adjustments                                                               17,058          (4,118)           5,714
                                                                                     -------------------------------------------

        Net cash provided by operating activities                                       30,888          10,477           15,381
                                                                                     -------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of plant and equipment                                                      (46,240)        (18,844)         (20,260)
  Acquisitions, net of cash acquired                                                  (116,238)         (1,480)           1,312
  Purchase of other assets                                                              (7,263)         (2,615)          (2,047)
  Investment in joint ventures and other                                                (2,054)         (1,508)          (1,333)
  Proceeds from disposal of assets                                                       4,127           1,463            3,149
                                                                                     -------------------------------------------

        Net cash used in investing activities                                         (167,668)        (22,984)         (19,179)
                                                                                     -------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (repayments) under revolving
    line-of-credit agreements                                                           63,797         (27,739)          (3,691)
  Debt repayments                                                                      (13,541)           (824)          (2,617)
  Proceeds from issuance of long-term debt                                             110,550          45,000            9,000
  Proceeds from issuance of common
    stock and options                                                                      168             230              610
  Financing Fees Paid                                                                   (4,778)           -                -
  Cash dividends paid                                                                   (3,428)         (3,424)          (3,359)
                                                                                     -------------------------------------------
        Net cash provided by (used in)
          financing activities                                                         152,768          13,243              (57)
                                                                                     -------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                   (736)           (801)             212
                                                                                     -------------------------------------------

NET INCREASE (DECREASE) IN CASH                                                         15,252             (65)          (3,643)

CASH AT BEGINNING OF YEAR                                                                4,540           4,605            8,248
                                                                                     -------------------------------------------

CASH AT END OF YEAR                                                                   $ 19,792        $  4,540         $  4,605
                                                                                     ===========================================


        The accompanying notes are an integral part of these statements.

                      WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

       Principles of Consolidation:

        The consolidated financial statements include the accounts of Walbro
           Corporation and its wholly-owned and majority-owned subsidiaries (the Company). Investments in joint ventures are generally accounted for under the equity method (Note 2). Significant transactions and balances among the Company and its subsidiaries have been eliminated in the consolidated financial statements.

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

       Accounts Receivable:

        Accounts receivable are net of allowances for doubtful accounts of $978,000, $822,000 and $413,000 as of December 31, 1995, 1994 and
           1993, respectively.

       Inventories:

        Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories include raw materials and component parts, work-in-process and finished products. Work-in-process and finished products inventories include material, labor and manufacturing overhead costs.

        Inventory at December 31 consisted of the following:

                                                                                           1995                1994
                                                                                          ------              -------
                                                                                                (In Thousands)
                            Raw materials and components                                  $29,769             $19,310
                            Work-in-process                                                 7,666               6,915
                            Finished products                                              13,288               5,214
                                                                                       ------------        ------------

                                                                                          $50,723             $31,439
                                                                                       ============        ============


        Amounts included in work-in-process and finished products in 1993 was not material.

                      WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Continued)

       Plant and Equipment:

        The Company provides for depreciation of plant and equipment based upon the acquisition costs and the estimated service lives of depreciable assets. The straight-line method is the principal method used to compute depreciation for financial reporting purposes. However, the units-of-production method is used to compute depreciation of certain equipment. Estimated service lives of depreciable assets are as follows: buildings and improvements - 10 to 30 years, machinery and equipment - 5 to 10 years.

       Marketable Equity Securities:

        Effective January 1, 1994, the carrying value of marketable equity securities is market value (Note 3). During 1993, the carrying value of marketable equity securities was based on the lower of cost or quoted market value. Net unrealized losses on non-current marketable equity securities that were deemed to be other than temporary were reflected in income. Realized gains and losses on the sale of marketable equity securities are recognized in income on the specific identification basis.

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

        Goodwill consisted of the following at December 31:

                                                                          1995                1994                1993
                                                                        --------            --------             -------
                                                                                        (In Thousands)
                        Goodwill                                         $36,365             $19,367             $18,943
                        Less: Accumulated
                        amortization                                      (3,066)             (2,462)             (2,006)
                                                                        ----------          ----------          ---------
                                                                         $33,299             $16,905             $16,937
                                                                        ==========          ==========          =========

       Income Taxes:

        The consolidated financial statements have been prepared in accordance with the provisions of Statement of Financial Accounting Standards
           (SFAS) No. 109, "Accounting for Income Taxes." The adoption of SFAS No. 109 as of January 1, 1993 did not have a material impact on the consolidated financial statements of the Company.

                      WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Continued)

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

       Research and Development Costs:

        Research and development costs are charged to operations as incurred and amounted to $16,742,000, $12,199,000 and $9,484,000 for 1995,
           1994 and 1993, respectively.

       Financial Instruments:

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

       Per Share Information:

        Income per share is based on the weighted average number of shares outstanding during each period. Shares used in the per share calculations were 8,609,431 in 1995, 8,602,077 in 1994 and 8,537,375 in 1993.

       Reclassifications:

        Certain amounts in prior years' consolidated financial statements have been reclassified to conform with the presentation used in 1995.

       Use of Estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

                       WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Continued)

NOTE 2.  JOINT VENTURES.

        The investments in joint ventures as of December 31 are as follows:

                                                                                          Percent Beneficial Ownership
                                                                                      -------------------------------------
                                                                                      1995            1994             1993
                                                                                      ----            ----             ----
               Marwal Systems, S.A.                                                   49%               49%             49%
               Mitsuba-Walbro, Inc.                                                   50%               50%             50%
               Marwal do Brasil, Ltda.                                                49%               49%             49%
               Korea Automotive Fuel Systems, Ltd.                                    49%               49%             --%


        The above joint ventures are generally involved in the design and manufacture of precision fuel systems products for the global automotive market.

        All of the above investments in joint ventures are accounted for using the equity method. Certain adjustments are made to the joint ventures' income so that recorded income is stated in accordance with United States generally accepted accounting principles. At December 31, 1995 and 1994, the cumulative effect of these adjustments was to increase the Company's equity in its joint ventures by approximately $2,102,000 and $1,300,000, respectively. At December 31, 1995, the amount included in retained earnings as undistributed earnings of foreign joint ventures was approximately $4,380,000.

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

                       WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Continued)

        Summarized combined financial information for joint ventures accounted for under the equity method is as follows (unaudited, in thousands):

                                                                                              As of December 31,
                                                                                   ---------------------------------------
                                                                                    1995            1994            1993
                                                                                   -------         -------         -------
                   Balance sheet data:
                     Current assets                                                $60,504          $53,160        $35,773
                     Non-current assets                                             36,629           26,069         20,140
                     Current liabilities                                            49,081           48,160         36,672
                     Non-current liabilities                                         1,657              786            882

                                                                                           Year Ended December 31,
                                                                                   ---------------------------------------
                                                                                     1995           1994            1993
                                                                                   --------        -------         -------
                   Income statement data:
                     Net sales                                                    $170,902         $137,873        $80,722
                     Gross margin                                                   20,500           29,283         15,063
                     Income before provision
                       for income taxes                                             11,641            8,136            962
                     Net income                                                      7,366            5,164            466

        Dividends from joint ventures of approximately $415,000, $38,000 and $45,000 were received by the Company during 1995, 1994 and 1993, respectively. The Company had sales to joint ventures of approximately $29,280,000, $20,407,000 and $20,456,000 for 1995,
           1994 and 1993, respectively. Included in accounts receivable are trade receivables from joint ventures of approximately $9,583,000, $7,349,000 and $1,882,000 for 1995, 1994 and 1993, respectively.
           The Company had purchases from joint ventures of approximately $22,977,000, $15,329,000 and $11,820,000 for 1995, 1994 and 1993,
           respectively. Included in accounts payable are trade payables to joint ventures of approximately $3,995,000, $782,000 and $1,120,000 for 1995, 1994 and 1993, respectively.

                       WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Continued)

NOTE 3.  INVESTMENTS.

        Effective January 1, 1994, the Company adopted SFAS No. 115,
           "Accounting for Certain Investments in Debt and Equity Securities." This Statement requires that certain investments be classified into three separate categories: "held-to-maturity", "available-for-sale", and "trading," each with different accounting treatment. The Company classified its investments in common stock securities as "available-for-sale" which required the Company to record these investments at fair market value and record the gross unrealized holding gains and losses, after-tax, as a separate component of stockholders' equity. The impact of adoption at January 1, 1994 was to increase investments by approximately $3,225,000 and to increase stockholders' equity by $2,096,000, net of income taxes.

        As of December 31, 1995 and 1994, the fair market value of the Company's investments classified as "available-for-sale" was approximately $5,456,000 and $6,256,000, respectively, including gross unrealized holding gains of approximately $1,272,000 ($827,000 after-tax) and $2,197,000 ($1,428,000 after-tax), respectively. At December 31, 1995 and 1994, the fair market value of the Company's investments classified as "trading" was $2,641,000 and $3,304,000, respectively. The change in net unrealized holding gain included in earnings was not significant.

NOTE 4.  DYNO ACQUISITION.

        On July 27, 1995, the Company acquired the plastic fuel tank business of Dyno Industrier A.S (Dyno), Oslo, Norway for $129,758,000 in cash which is subject to certain subsequent adjustments as defined in the Purchase Agreement. Dyno is a leading designer, manufacturer and marketer of plastic fuel tank systems and components to many European vehicle manufacturers and has operations in Belgium, France, Germany, Norway, Spain and the United Kingdom.

                      WALBRO CORPORATION & SUBSIDIARIES


                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Continued)

        The acquisition was accounted for under the purchase method, and accordingly, the assets purchased and liabilities assumed in the acquisition are reflected in the accompanying consolidated balance sheet as of December 31, 1995 and the operations since the date of acquisition are included in the accompanying consolidated statement of income and cash flows for the year ended December 31, 1995. Goodwill resulting from this transaction is being amortized over 40 years using the straight-line method. The purchase price was allocated to the purchased assets and liabilities as follows (in thousands):

           Cash consideration paid to seller, net of cash
             acquired of $15,669                                            $ 114,089
           Fees and expenses                                                    2,194
           ---------------------------------------------------------------------------
           Cost of acquisition, net of cash acquired                        $ 116,283
                                                                            ===========

           Accounts receivable                                              $  42,237
           Inventory                                                           16,330
           Property, plant and equipment                                       90,792
           Accounts payable and accrued liabilities                           (43,709)
           Notes payable                                                       (5,663)
           Other assets purchased and liabilities assumed, net                  1,636
           Goodwill                                                            14,660
           ---------------------------------------------------------------------------
           Total cost allocation                                            $ 116,283
                                                                            ===========

        In connection with the acquisition, the Company will be required to relocate certain facilities. The Company anticipates it will incur costs to move to the new facilities and involuntarily terminate or relocate employees in addition to other costs directly associated with the acquisition. The Company has recorded a liability of approximately $7,758,000 related to these costs in purchase accounting. The Company expects the relocation of these facilities and employees to be substantially completed during 1996.

        The purchase price and related allocation may be revised within one year from the acquisition based on revisions of preliminary estimates of fair values and final working capital acquired made at the date of purchase. Such changes are not expected to be significant.

        Assuming the acquisition had taken place as of the beginning of 1995 and 1994, the consolidated pro forma results of operations of the Company would have been as follows, after giving effect to certain adjustments, including depreciation and amortization adjustments, increased interest expense, elimination of certain costs assumed by the seller and the related income tax effects:

                                                                                      Year ended December 31,
                                                                                      ------------------------
                                                                                   1995                      1994
                                                                                   ----                      ----
                                                                                     (Unaudited, In Thousands)
           Net sales                                                              $581,291                   $472,352
           Net income                                                              $12,336                     $6,297
           Net income per common share                                              $ 1.43                      $ .73

                      WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Continued)


        The pro forma information above does not purport to be indicative of the results that actually would have been achieved if the operations were combined during the periods presented, and is not intended to be a projection of future results or trends.

NOTE 5.  OTHER ACQUISITIONS.

        In January 1995, the Company acquired an 80% interest in U.S. CoEXCELL,
           Inc. for $60,000 in cash plus the forgiveness of debt owed to Walbro of $3,113,000. U.S. CoEXCELL, Inc. manufactures and markets blow molded plastic drums. The acquisition was accounted for under the purchase method, and accordingly, the assets purchased and liabilities assumed in the acquisition have been reflected in the accompanying consolidated balance sheet as of December 31, 1995 and the operations since the acquisition are included in the accompanying consolidated statement of income and cash flows for the year ended December 31, 1995. Goodwill resulting from this transaction is being amortized over 40 years using the straight-line method. The purchase price was allocated to the purchased assets and liabilities as follows (in thousands):

           Cash consideration paid to seller, net of cash                     $ 3,068
            acquired of $ 105
           Fees and expenses                                                        -
           ---------------------------------------------------------------------------
           Cost of acquisition, net of cash acquired                          $ 3,068
                                                                              =========

           Accounts receivable                                                $   146
           Inventory                                                              429
           Property, plant and equipment                                        2,643
           Accounts payable and accrued liabilities                            (1,614)
           Long-term debt                                                        (874)
           Goodwill                                                             2,338
           ---------------------------------------------------------------------------

           Total cost allocation                                              $ 3,068
                                                                              ========

        In January 1994, the Company acquired a 60% interest in Fujian Hualong
           Carburetor Co., Ltd. (Fujian), which manufactures and markets carburetors for two-wheeled vehicles in China. In connection with the acquisition, the Company exchanged approximately $1,500,000 for a 60% ownership interest in Fujian. This acquisition was accounted for as a purchase. The purchase price approximated the fair value of the net assets acquired. Fujian is included in the Company's consolidated financial statements from the date of purchase. In November 1995, the Company acquired an additional 10% of Fujian for $250,000.

        In May 1994, the Company acquired a 100% ownership interest in an engineering firm in Canada (Walbro Canada) for an aggregate purchase price of $352,000. This acquisition was accounted for as a purchase. The excess of the purchase price over the fair value of the net assets acquired was approximately $424,000 and is being amortized over 15 years. Walbro Canada is included in the Company's consolidated financial statements from the date of purchase.

                      WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Continued)


        In April 1993, the Company purchased the interests of its joint venture partners in Walbro Korea Ltd. for a purchase price of approximately $640,000, including related expenses. As a result, the Company now has 100% ownership. Prior to this purchase, the Company owned 50% of Walbro Korea Ltd.'s common stock and accounted for its investment under the equity method of accounting. This acquisition was accounted for as a purchase. The excess of the purchase price over the fair value of net assets acquired was approximately $800,000 and is being amortized over 40 years. Walbro Korea Ltd. is included in the Company's consolidated financial statements from the date of purchase.

        Pro forma results of these acquisitions, assuming they had taken place at the beginning of each year presented, would not be materially different from the results reported.

NOTE 6.  LONG LIVED ASSETS AND INTANGIBLES.

        As of January 1, 1996, the Company will adopt SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires a review of long-lived assets and identifiable intangibles for impairment whenever circumstances indicate that the carrying amount of the assets may not be realizable. The impact of adoption is not anticipated to be material.

NOTE 7.  REORGANIZATION AND RESTRUCTURING CHARGES.

        During 1993, the Company recorded a pretax charge of $1,760,000 for employee separation costs in connection with a management reorganization, of which $1,006,000 was paid during the year. The remaining amount of $754,000 was paid during 1994.

                      WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Continued)

NOTE 8.  LONG-TERM DEBT AND LINES OF CREDIT.

        Long-term debt consisted of the following at December 31:

                                                                                      1995         1994         1993
                                                                                     -------      -------      -------
                                                                                               (In Thousands)
        Senior notes due 2005, unsecured, stated interest at 9.875% (9.92%
           effective interest rate) net of unamortized discount of $369,000           $109,631      $   -          $  -
        Revolving credit facility, secured, interest at the agent's base
           rate plus an additional margin(see below)                                    57,258          -             -
        Term loan from the State of Connecticut, secured, interest at 6% per
           annum, payable in monthly amounts from 1997 to 2005                             800          -             -
        Senior notes, secured, interest at 7.68%, payable in annual amounts
           from 1998 to 2004                                                            45,000       45,000           -
        Revolving credit loan, interest rate from LIBOR plus 5/8% to prime,
           unsecured                                                                      -             -          28,750
        Industrial revenue bond, issued by Town of Ossian, Indiana, interest
           at a variable municipal bond rate, due in 2023                                9,000        9,000         9,000
        Industrial revenue bond, issued by City of Ligonier, Indiana, interest at a variable municipal bond rate plus 1%, payable in
           annual amounts from 2003 to 2007                                              6,300        6,300         6,300
        Foreign bank note, payable in Japanese yen, interest at Japanese
           prime                                                                          -           7,519         6,708
        Foreign bank note, payable in Chinese renminbi, interest at 9.8%,
           repaid in 1995                                                                 -             348           -
        ESOP credit agreement, interest rate which approximates 86% of
           prime, payable in annual installments of $408,000                             1,225        1,634         2,042
        Capital lease obligations, interest at 7.5%, payable in monthly
           amounts through February 2002                                                 4,195        4,710           -
        Term loan, unsecured, interest at 6%, payable in monthly amounts
           through 2005                                                                    563          -             -
        Note payable to the City of Maumee, Ohio, interest at 4%, payable in
           monthly amounts through 2004                                                    302          -             -
        Other                                                                              201           67           -
                                                                                  ----------------------------------------
                                                                                       234,475       74,578        52,800
        Less - current portion                                                           1,086        8,442           408
                                                                                  ----------------------------------------
                                                                                     $ 233,389      $66,136       $52,392
                                                                                  ========================================

                       WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)

        In July 1995, the Company sold $110,000,000 in aggregate principal amount of 9.875% Senior Notes due 2005 (the Notes). The Notes are general unsecured obligations of the Company with interest payable semi-annually. The Notes are guaranteed on a senior unsecured basis, jointly and severally, by each of the Company's principal wholly-owned domestic operating subsidiaries and certain of its indirect wholly-owned subsidiaries. Except as noted below, the Notes are not redeemable at the Company's option prior to July 15, 2000. Thereafter, the Notes will be redeemable, in whole or part, at the option of the Company at various redemption prices as set forth in the Note Indenture, plus accrued and unpaid interest thereon to the redemption date. In addition, prior to July 15, 1998, the Company may, at its option, redeem up to an aggregate of 30% of the principal amount of the Notes originally issued with the net proceeds from one or more public equity offerings at the redemption price specified in the Note Indenture plus accrued interest to the date of redemption. Also in the event of a change in control, the Company will be obligated to make an offer to purchase all of the outstanding Notes at a redemption price of 101% of the principal amount thereof plus accrued interest to the date of repurchase. Also, in certain circumstances, the Company will be required to make an offer to repurchase the Notes at a price equal to 100% of the principal amount thereof, plus accrued interest to the date of repurchase, with the net cash proceeds of certain asset sales.

        In July 1995, the Company executed a new $135,000,000 credit facility
           (Credit Facility). The Credit Facility consists of a $135,000,000 multi-currency revolving loan facility for the Company and certain of its wholly-owned domestic and foreign subsidiaries, including a $5,000,000 swing line facility and a $17,000,000 letter of credit facility. The Credit Facility has an initial term of five years, with annual one year extensions of the revolving credit portion of the facility available at the lender's discretion. At any time within three years after closing of the Credit Facility, the Company may convert up to $70,000,000 of revolving credit loans under the Credit Facility to term loans in minimum amounts of $15,000,000 with maturities not exceeding seven years from the closing of the Credit Facility. Borrowings under the Credit Facility bear interest at a per annum rate equal to the agent's base rate or the prevailing interbank offered rate in the applicable offshore currency market, plus an additional margin ranging from 0.5% to 1.75% based on the specific financial ratios of the Company. Borrowings under the Credit Facility bore interest at rates ranging from 7.5% to 8.5% as of December 31, 1995. The Company will also be required to pay a quarterly unused facility fee of 0.08% to 0.5%, based on the Company's funded debt ratio. Borrowings under the Credit Facility are secured by first liens on the inventory, accounts receivable and certain intangibles of the Company and its wholly-owned domestic subsidiaries and by a pledge of 100% of the stock of wholly-owned domestic subsidiaries and 65% of the stock of wholly-owned foreign subsidiaries. Collateral for the Credit Facility secures the Senior Notes on an equal and ratable basis. The Company and its wholly-owned domestic subsidiaries guarantee payment of domestic and foreign borrowings under the Credit Facility. The Company's wholly-owned foreign subsidiaries guarantee payment of foreign borrowings under the Credit Facility.

                       WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)

        In November 1995, the Company executed with the State of Connecticut, a ten-year provisional term loan, in the original principal amount of $3,400,000, to be used exclusively for the purchase of equipment and certain construction costs. The loan requires payment of interest only for the first two years at a fixed rate equal to 6% per annum and then repayment in equal monthly installments of principal and interest over the remaining eight years with a balloon payment of $1,387,000 at the end of the ten year contractual agreement. However, if the Company meets certain employment targets and other measures, some or all of this loan is forgivable during this ten year period.

        In October 1994, the Company sold $45,000,000 of 7.68% senior notes
           (Senior Notes). The Senior Notes require quarterly interest payments due January 1, April 1, July 1 and October 1. The agreement requires the Company to maintain a funded debt to total capital ratio not greater than .65 to 1 among other measures.

        The Credit Facility contains numerous restrictive covenants including but not limited to, the following matters: (i) maintenance of certain financial ratios and compliance with certain financial tests and limitations which become increasingly restrictive with the passage of time; (ii) limitations on payment of dividends, incurrence of additional indebtedness and granting of certain liens;
           (iii) restrictions on mergers, acquisitions, asset sales, sales of subsidiary stock, capital expenditures and investments; (iv) issuance of preferred stock by subsidiaries and (v) sale and leaseback transactions. The Company received waivers and amendments to certain financial covenants from its lenders at December 31, 1995 due to non-compliance with such covenants.

        During 1994, the Company entered into an agreement to lease certain machinery under terms which qualified as a capital lease. As of December 31, 1995 and 1994, assets recorded under this capital lease were approximately $5,032,000 and $5,109,000, respectively, net of accumulated amortization of approximately $95,000 and $18,000, respectively.

        Aggregate minimum principal payment requirements on long-term debt, including capital lease obligations, in each of the five years subsequent to December 31, 1995 are as follows: 1996 - $1,086,000; 1997 - $1,252,000; 1998 - $7,949,000; 1999 - $7,596,000; 2000 -
           $64,603,000, and thereafter - $151,989,000.

        In addition to long-term debt, the Company and its subsidiaries have line of credit arrangements with foreign banks for short-term borrowings of approximately $17,191,000, $11,919,000 and $7,200,000 at December 31, 1995, 1994 and 1993, respectively. The weighted average interest rate on short-term bank borrowings outstanding under these arrangements was 6.1%, 6.7% and 5.6% as of December 31, 1995, 1994 and 1993, respectively.

                       WALBRO CORPORATION & SUBSIDIARIES


                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Continued)

NOTE 9.  COMMITMENTS AND CONTINGENCIES.

        The manufacture of automotive components entails the risk that a customer or governmental authority may require the recall of one of the Company's products or a product in which one of the Company's products has been installed. The Company has taken and will continue to take all reasonable precautions to avoid the risk of exposure to a recall or warranty claim that would have a material effect on the financial position of the Company. The Company does not believe that significant insurance coverage is available to protect against potential product recall/warranty liability. The Company provides for warranty claims on its products on a specific identification basis.

        Management believes that any liability resulting from these matters will not have a material impact on the financial position or future results of operations of the Company.

NOTE 10.  INCOME TAXES.

        A summary of income before provision for income taxes, minority interest, equity in (income) loss of joint ventures and cumulative effect of accounting change, and components of the provision are as follows:

                                                                                      1995           1994           1993
                                                                                     -------        -------        -------
                                                                                                  (In Thousands)
                   Income before provision for income taxes,
                     minority interest, equity in (income)
                     loss of joint ventures and cumulative
                     effect of accounting change:
                       Domestic                                                        $ 4,268        $12,873        $12,765
                       Foreign                                                           7,415          5,029          4,465
                                                                                     ----------------------------------------
                                                                                       $11,683        $17,902        $17,230
                                                                                     ========================================
                   Provision for income taxes:
                     Currently payable-
                       Domestic                                                         $  843        $ 3,313        $ 4,923
                       Foreign                                                           2,977          1,674          1,931
                       Utilization of tax credits                                       (3,182)          (605)        (1,075)
                                                                                     ----------------------------------------
                                                                                           638          4,382          5,779
                                                                                     ----------------------------------------
                     Deferred-
                       Domestic                                                            945          1,067         (1,161)
                       Foreign                                                            (325)           (14)          (309)
                       Effect of change in U.S. statutory
                         rate                                                                -             -             (90)
                       Change in beginning of year
                         valuation allowance                                                 -            389            355
                                                                                     ----------------------------------------
                                                                                           620          1,442         (1,205)
                                                                                     ----------------------------------------

                                                                                        $1,258        $ 5,824        $ 4,574
                                                                                     ========================================

                      WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Continued)

        Reconciliations of the U.S. Federal statutory income tax rates to the Company's consolidated effective income tax rates applicable to continuing operations are as follows:

                                                                                1995          1994           1993
                                                                              -------        -------        -------
           U.S. Federal statutory income tax rate                               35.0%          35.0%          35.0%
           Increase (decrease) in effective income
             tax rate resulting from-
               Differences between U.S. and
                 foreign income tax rates                                        2.1           (1.2)            .3
               Utilization of tax credits                                      (27.2)          (3.4)          (6.3)
               Increase in valuation allowance                                    -             2.2            2.1
               Goodwill amortization                                             1.4             .9             .9
               Other, net                                                        (.5)          (1.0)          (5.5)
                                                                             -----------------------------------------

           Effective income tax rates                                           10.8%          32.5%          26.5%
                                                                             =========================================


        The components of the net deferred income tax (asset) liability at December 31 are summarized as follows:

                                                                             1995           1994            1993
                                                                           -------        -------         -------
                                                                                       (In Thousands)
           Deferred income tax liabilities:
                    Depreciation and basis difference                      $ 9,534        $ 5,342        $ 4,958
                    Employee benefits                                           57          1,470          1,535
                    Income of joint ventures                                     -            -              556
                    Basis difference on foreign currency contracts             193            910            999

                    Unrealized gain on securities available for sale           416            739            -

                    Other                                                       80            483            660
                                                                         ------------------------------------------
                                                                            10,280          8,944          8,708
                                                                         ------------------------------------------
           Deferred income tax assets:
                    Estimated net operating loss carryforwards              (4,231)          (585)          (585)
                    Employee benefits                                       (3,609)        (3,552)        (3,135)
                    Accruals                                                  (208)          (238)        (1,276)
                    Minimum pension liability adjustment                       (32)           -             (274)
                    Inventory                                                 (585)          (613)          (611)
                    Accounts and notes receivable reserve                      (36)          (159)          (179)
                    Write-down of investment                                  (368)          (368)          (368)
                    Loss of joint ventures                                  (1,032)        (2,072)        (2,646)
                    Other                                                     (803)          (207)          (150)
                                                                         ------------------------------------------
                                                                           (10,904)        (7,794)        (9,224)
                    Valuation allowance                                        744            744            355
                                                                         ------------------------------------------
                                                                           (10,160)        (7,050)        (8,869)
                                                                         ------------------------------------------

           Net deferred income tax (asset) liability                       $   120        $ 1,894         $ (161)
                                                                         ==========================================

                       WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)

        At December 31, 1995, the cumulative amount of undistributed earnings of foreign subsidiaries was approximately $21,300,000. No deferred U.S. income taxes have been provided on these earnings as such amounts are deemed to be permanently reinvested. If such earnings were remitted, the impact of foreign withholding taxes would not be significant.

        As of December 31, 1995, the Company has net operating loss carryforwards of approximately $13,832,000, which expire in varying amounts between 2003 and 2010, available from certain of its subsidiaries. The Company has recorded a deferred tax asset of $4,231,000 associated with these carryforwards. Realization is dependent on generating sufficient taxable income in specific countries prior to the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

        Provisions for state income taxes are included in selling and administrative expenses and amounted to $1,369,000 in 1995, $1,203,000 in 1994 and $722,000 in 1993.

NOTE 11.  STOCK OPTION PLANS AND LONG-TERM INCENTIVE PLANS.

        The Company has a stock option plan, the Walbro Corporation 1983
           Incentive Stock Option Plan (1983 Plan), under which 155,850 shares of common stock are reserved for issuance to officers and key employees. Options may be granted for periods of up to ten years at prices greater than or equal to the market value at the date of grant.

        In 1991, the Company adopted an incentive stock option plan, the Walbro
           Corporation Equity Based Long Term Incentive Plan (Incentive Plan) under which 856,457 shares of common stock are reserved for issuance to officers, directors and key employees. Options are granted yearly based on certain financial performance criteria as compared to the annual business plan and other factors. In addition, Stock Performance Award Grants (Grants) are awarded annually when the common stock price appreciates and Grants are exchanged for common stock at the end of the five-year term. If the Company's common stock price appreciates at a 17% compounded rate over the term, the number of Grants awarded, valued at the common stock price, will equal the dollar amount necessary to exercise the stock options. Participants will receive a greater or lesser number of Grants based on the actual market performance of the stock over the term. The number of grants outstanding was 33,294, 30,915 and 31,912 as of December 31, 1995, 1994 and 1993, respectively.

                       WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Continued)

        A summary of the stock option transactions of the 1983 Plan and the Incentive Plan for the years ended December 31, 1995, 1994 and 1993 is as follows:

                                                                       Number of Shares
                                                              ----------------------------------          Option Price
                                                              Exercisable            Outstanding          (per share)
                                                              -----------            -----------          ------------
           December 31, 1992                                                          187,859             $ 9.25-26.00

              Granted                                                                  73,380              27.13-33.25
              Exercised                                                               (49,111)              9.25-26.00
              Canceled                                                                 (9,116)                   26.00
                                                                                     --------

           December 31, 1993                                     152,132              203,012               9.25-33.25

              Granted                                                                  88,701                    17.00
              Exercised                                                               (12,794)             10.88-26.00
              Canceled                                                                 (5,808)             10.88-33.25
                                                                                     --------

           December 31, 1994                                     184,410              273,111               9.25-33.25

              Granted                                                                 174,881              18.00-25.25
              Exercised                                                               (15,400)                   10.88
              Canceled                                                                   (500)                   33.25
                                                                                     --------

           December 31, 1995                                     321,695              432,092              $9.25-33.25
                                                                                     ========



        In 1991, the Company approved the Walbro Engine Management Corporation
           (EMC) Incentive Compensation Plan (EMC Plan) which covers selected officers and key employees of EMC. The purpose of the plan is to increase the proportion of officer and key employee compensation tied to the profitability and cash flow of EMC, a wholly-owned subsidiary of the Company. The EMC Plan requires EMC management to amortize over a seven-year period, in annual installments of interest and principal, an amount approximating the fair market value (FMV) of EMC at July 1, 1991. If all required payments have been made at the end of the fifth plan year, the participants will receive an amount equal to 15% of the FMV of EMC. At that time, if the payments made are less than 100% but greater than 70% of the required amortization amount, the participants are eligible to receive a pro-rata share of the 15% of FMV of EMC based on the actual repayment percentage achieved. The Company has accrued approximately $5,044,000, $3,100,000 and $1,480,000 as of December
           31, 1995, 1994 and 1993, respectively, under this plan.

                       WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Continued)

NOTE 12.  POSTRETIREMENT HEALTH BENEFITS.

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

        The following table reconciles the status of the accrued postretirement benefit obligation at December 31:

                                                                              1995         1994          1993
                                                                            ------        -------       -------
                                                                                        (In Thousands)
           Retirees                                                           $4,587         $4,687      $ 5,572
           Fully eligible active plan participants                               -              -            -
           Other active plan participants                                        -              -            -
                                                                           ---------------------------------------
                                                                               4,587          4,687        5,572

           Plan assets at fair value                                             -              -            -
           Accumulated postretirement benefit obligation in excess of
             plan assets                                                       4,587          4,687        5,572
           Unrecognized net loss                                                 (81)          (190)      (1,120)
                                                                           ---------------------------------------
           Accrued postretirement benefit obligation
                                                                              $4,506         $4,497      $ 4,452
                                                                           =======================================

        The discount rates used in 1995, 1994 and 1993 were 7.25%, 8.5% and 7.0%, respectively.

        Net periodic postretirement benefit cost consisted of the following for the years ended December 31:






                                                                                  1995        1994      1993
                                                                                  ----        ----      ----
                                                                                        (In Thousands)
           Interest cost                                                          $350        $378      $321
           Amortization of unrecognized net loss                                     -          35         -
                                                                                ------------------------------
                                                                                  $350        $413      $321
                                                                                ==============================

                       WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Continued)

        For measurement purposes, an 8% annual rate of increase was assumed in per capita cost of covered health and dental care benefits for 1995. The rate was assumed to gradually decrease to 5% by the year 2003 and remain at that level thereafter. The health care cost trend rate assumption has a significant impact on the accumulated postretirement benefit obligation and on future amounts accrued. A one percentage point increase each year in the assumed health care cost would increase the accumulated postretirement benefit obligation at December 31, 1995 by $407,000 and the interest cost component of net periodic postretirement benefit cost for the year ended December 31, 1996 by $30,000.

NOTE 13.  PENSION PLANS.

        The Company sponsors pension plans covering substantially all domestic collectively bargained employees and certain foreign employees. The plan covering domestic collectively bargained employees provides benefits of stated amounts for each year of service. Plans covering certain foreign employees provide payments at termination which are based upon length of service, compensation rate and whether termination was voluntary or involuntary. The Company annually contributes to the plans covering domestic employees and certain foreign employees amounts which are actuarially determined to provide the plan with sufficient assets to meet future benefit payment requirements. The plans covering foreign employees in certain countries are not funded.

        Total pension expense amounted to $251,000 in 1995, $239,000 in 1994 and $280,000 in 1993. The Company recognizes currently the amount which would be payable if employees covered by certain foreign plans terminated voluntarily. Pension expense for the other plans is comprised of the following:

                                                                             1995      1994      1993
                                                                             ----      ----      ----
                                                                                  (In Thousands)
              Service cost                                                    $136      $165      $157
              Interest on projected
                benefit obligation                                             263       219       197
              Actual return on assets                                         (240)     (182)     (297)
              Net amortization and deferral                                     12        16       171
                                                                           -----------------------------

                                                                              $171      $218      $228
                                                                           =============================

                      WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Continued)

        The following table summarizes the funded status of the Company's defined benefit pension plans and the related amounts recognized in the Company's consolidated balance sheets as of December 31:

                                                                                 1995         1994         1993
                                                                               -------       -------      -------
                                                                                          (In Thousands)
           Actuarial present value of benefit obligation-
             Vested                                                              $(4,022)     $(2,319)     $(3,134)
             Nonvested                                                              (767)        (314)        (282)
                                                                             ---------------------------------------

             Accumulated benefit obligation                                       (4,789)      (2,633)      (3,416)
             Effects of salary progression                                           -           -            -
                                                                             ---------------------------------------

             Projected benefit obligation                                         (4,789)      (2,633)      (3,416)
                                                                             ---------------------------------------
           Plan assets-
             Cash equivalents                                                        270          321          344
             Equity securities                                                     3,435        2,438        2,350
                                                                             ---------------------------------------

                                                                                   3,705        2,759        2,694
                                                                             ---------------------------------------
           Projected benefit obligation under (over)
             plan assets                                                          (1,084)         126         (722)
           Unamortized net asset at transition                                       (53)         (75)         (97)
           Unamortized net (gain) loss                                               227          (74)         891
           Adjustment to recognize minimum liability                              (1,038)         -         (1,108)
           Unrecognized prior service cost                                           864          498          314
                                                                             ---------------------------------------
           Pension asset (liability) recorded in the
             consolidated balance sheets                                         $(1,084)     $   475      $  (722)
                                                                             =======================================


        The assumptions used in determining the funded status information shown above were as follows:


                                                                          1995           1994        1993
                                                                          ----           ----        ----

           Discount rate                                              7.25 - 7.5%        8.5%        6.5%
           Long-term rate of return on assets                             8.5%           8.5%        6.5%

        The Company also sponsors a defined contribution plan for non-union domestic employees under which the Company will make matching contributions of 50% of each participant's before-tax contribution (up to 6% of the participant's annual income) and retirement contribution of up to 3% (subject to change on an annual basis) of a participant's annual income. The cost of defined contributions charged to earnings during 1995, 1994 and 1993 was approximately $2,255,000, $1,431,000 and $1,416,000, respectively.

                       WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Continued)

        Certain non-union employees, excluding officers, are eligible to participate in the Walbro Corporation Employee Stock Ownership Plan
           (ESOP). The Company will make annual contributions to a trust in the form of either cash or common stock of the Company. The amount of the annual contribution is discretionary, except that it must be sufficient to enable the trust to meet its current obligations. The Company has guaranteed the ESOP's loan and is obligated to contribute sufficient cash to the trust to repay the loan. Contribution expense related to the ESOP amounted to $515,000, $365,000 and $302,000 in 1995, 1994 and 1993, respectively.
           Contribution expense is net of dividends of $105,000, $210,000 and $106,000 in 1995, 1994 and 1993, respectively. As of December 31, 1995, 1994 and 1993, the following are held by the ESOP: 194,000, 170,000 and 152,000 allocated shares, respectively, and 56,000, 82,000 and 109,000 suspense (unallocated) shares, respectively, which are all committed-to-be-released.

NOTE 14. DISCLOSURES ABOUT DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS.

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

       Financial Instruments with Off-Balance Sheet Risk

        The Company enters into forward currency exchange contracts to manage its foreign currency exchange risk. There were no contracts outstanding as of December 31, 1995. As of December 31, 1994 and 1993, the notional amounts of contracts outstanding were $14,000,000 and $30,000,000, respectively.

        The Company enters into forward currency exchange contracts to manage its exposure against foreign currency fluctuations related to firm commitments. As of December 31, 1994, the Company had one forward currency exchange contract which matured in 1995 and exchanged 86,332,000 French francs. Total losses on this contract of approximately $1,800,000 were recorded as a deferred asset during 1994. This asset is being recognized based on actual purchases of the related commitments. The amounts included in the equity in (income) loss of joint ventures in the accompanying consolidated statements of income related to this contract for the year ending December 31, 1995 and 1994 is approximately $720,000 and $600,000, respectively. The balance remaining to be amortized at December 31,1995 and 1994 is $480,000 and $1,200,000, respectively.

                       WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Continued)


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

        The Company enters into forward currency exchange contracts to reduce its exposure against fluctuations in foreign currency exchange rates. During 1995, the Company had twenty-one forward currency exchange contracts which matured during 1995, which exchanged 1,015,000,000 Japanese yen and 15,300,000 Singapore dollars. During 1994, the Company had twenty-one forward currency exchange contracts which matured during 1994, which exchanged 1,133,000,000 Japanese yen, 20,100,000 Deutsche marks and 15,100,000 Singapore dollars.
           The amounts included in foreign currency exchange loss in the accompanying consolidated statements of income related to these contracts were a gain of $929,000 for the year ending December 31, 1995 and a loss of $1,200,000 for the year ending December 31, 1994.


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

             Marketable equity securities

               The fair value of marketable equity securities is estimated by quoted market prices when the investment is traded on a public stock exchange. For investments not publicly traded, a combination of book value and fair market value of assets is used.

             Long-term debt

               The fair value of the Company's public debt is estimated using quoted market prices. The fair value of the Company's other long-term debt is estimated using the expected future cash flows discounted at the current interest rates offered to the Company for debt of the same remaining maturities.

                       WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Continued)


             Forward currency exchange contracts

               The fair value of forward currency exchange contracts is
                 estimated by obtaining quotes from brokers.

               The estimated fair values of the Company's financial instruments are as follows:

                                                            1995                     1994                   1993
                                                      -----------------       -----------------       -----------------
                                                    Carrying      Fair       Carrying       Fair     Carrying     Fair
                                                      Value       Value        Value       Value       Value      Value
                                                    --------     -------     --------     -------    --------    -------
                                                                            (In Thousands)
                       Notes receivable              $   460     $   460      $ 4,366     $ 4,860     $ 3,616    $ 4,049
                       Long-term debt                234,475     232,865       74,578      73,513      52,800     52,542
                       Forward currency
                         exchange contracts           (1,200)     (1,200)      (1,800)     (1,800)       -           (73)


NOTE 15.  LEASES.

        The Company has leased certain of its buildings, equipment and vehicles under operating leases. The leases involving buildings contain options enabling the Company to renew the leases at the end of the respective lease terms. Rent expense was approximately $4,761,000, $3,324,000 and $2,655,000 in 1995, 1994 and 1993, respectively.

        Aggregate minimum future rentals under noncancellable leases are as follows:

                                                                     Capital         Operating
                                                                     Leases           Leases
                                                                     -------         ---------
                                                                          (In Thousands)
           1996                                                         $850             $6,318
           1997                                                          850              4,480
           1998                                                          850              3,683
           1999                                                          850              3,516
           2000                                                          850              1,952
           Thereafter                                                  1,000                234
                                                                   ------------------------------

             Total minimum lease payments                              5,250            $20,183
                                                                                 ================
           Amount representing interest                                1,055
                                                                   ------------
             Present value of net future
               minimum lease payments                                 $4,195
                                                                   ============

                       WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Continued)

NOTE 16.  ACCRUED LIABILITIES.

        Accrued liabilities consisted of the following at December 31:

                                                                    1995          1994          1993
                                                                   -------       -------       ------
                                                                             (In Thousands)
           Compensation                                              $ 4,680      $ 5,123      $ 3,941
           Income taxes                                                6,690        2,239        1,498
           Reorganization and restructuring                            7,664         -             754
           Interest                                                    5,352          147          407
           Other                                                       9,966        4,568        4,900
                                                                -----------------------------------------

                                                                     $34,352      $12,077      $11,500
                                                                =========================================


NOTE 17.  STOCKHOLDERS' EQUITY.

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

NOTE 18.  BUSINESS SEGMENT INFORMATION.

        The Company operates through its subsidiaries in the following industry segments:

              1. Automotive, which designs, develops and manufactures fuel storage and delivery products for a broad range of U.S. and foreign manufacturers of passenger automobiles and light trucks (including minivans), and

              2. Small Engine, which designs, develops and manufactures diaphragm carburetors for portable engines, float feed carburetors for ground supported engines and ignition systems and other components for a variety of small engine products. The Company includes aftermarket operations for both the automotive and small engine markets within its small engine business segment.

                      WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Continued)


        Selected financial information about the Company's business and geographic segments are as follows:

                                                                                       1995           1994           1993
                                                                                     --------       --------       --------
                                                                                                 (In Thousands)

                   Financial Information by Business Segment
                   Net sales to customers:
                     Automotive                                                       $324,963       $204,563       $173,510
                     Small Engine                                                      144,273        134,483        112,660
                     Corporate                                                           4,430          1,022          1,456
                                                                                   ------------------------------------------
                                                                                       473,666        340,068        287,626
                   Eliminations                                                        (14,394)       (14,863)       (14,163)
                                                                                   ------------------------------------------
                   Total net sales                                                    $459,272       $325,205       $273,463
                                                                                   ==========================================

                   Operating profit (loss):

                     Automotive                                                       $ 30,076       $ 24,883       $ 20,416
                     Small Engine                                                       16,607         18,522         16,025
                     Corporate                                                         (31,595)       (22,986)       (19,300)
                                                                                   ------------------------------------------
                   Income before provision for income taxes
                     and cumulative effect of accounting
                     change                                                           $ 15,088       $ 20,419       $ 17,141
                                                                                   ==========================================
                   Identifiable assets:
                     Automotive                                                       $377,975       $155,006       $122,440
                     Small Engine                                                       65,485         64,494         58,121
                     Corporate                                                          50,013         37,866         34,734
                                                                                   ------------------------------------------
                   Total identifiable assets                                          $493,473       $257,366       $215,295
                                                                                   ==========================================
                   Depreciation and amortization:
                     Automotive                                                       $ 12,967       $  6,320       $  5,652
                     Small Engine                                                        6,090          5,841          4,908
                     Corporate                                                           3,394          2,511            779
                                                                                   ------------------------------------------
                   Total depreciation and amortization                                $ 22,451       $ 14,672       $ 11,339
                                                                                   ==========================================
                   Capital Expenditures
                     Automotive                                                       $ 35,609       $ 10,101       $ 15,439
                     Small Engine                                                        9,692          5,113          4,508
                     Corporate                                                             939          3,630            313
                                                                                   ------------------------------------------
                   Total capital expenditures                                         $ 46,240       $ 18,844       $ 20,260
                                                                                   ==========================================


                       WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Continued)


                                                                                1995           1994           1993
                                                                              --------       --------       --------
                                                                                           (In Thousands)
           Financial Information by Geographic Segment
           Net sales to customers:
             United States                                                     $314,697       $260,710         $215,149
             Europe                                                              88,736           -                -
             Far East and Other Foreign                                          55,839         64,495           58,314
                                                                             -------------------------------------------
                                                                                459,272        325,205          273,463
             Net sales between geographic areas                                  27,663         31,094           28,842
                                                                             -------------------------------------------
                                                                                486,935        356,299          302,305
           Eliminations                                                         (27,663)       (31,094)         (28,842)
                                                                             -------------------------------------------
           Total net sales                                                     $459,272       $325,205         $273,463
                                                                             ===========================================
           Operating profit:
             United States                                                     $ 35,225       $ 37,040         $ 31,791
             Europe                                                               5,352           -                -
             Far East and Other Foreign                                           6,106          6,365            4,650
                                                                             -------------------------------------------
                                                                                 46,683         43,405           36,441
           Corporate, net                                                       (31,595)       (22,986)         (19,300)
                                                                             -------------------------------------------
            Income before provision for income taxes
              and cumulative effect of accounting
              change                                                           $ 15,088       $ 20,419         $ 17,141
                                                                             ===========================================

           Identifiable assets:
              United States                                                    $262,020       $224,369         $191,999
              Europe                                                            193,876           -                -
              Far East and Other Foreign                                         37,577         32,997           23,296
                                                                             -------------------------------------------
            Total identifiable assets                                          $493,473       $257,366         $215,295
                                                                             ===========================================

        Worldwide operations are located in three geographic segments - United
          States, Europe and Far East and Other Foreign. The Europe geographic segment includes operations in Belgium, France, Germany, Norway, Spain and the United Kingdom. The Far East and Other Foreign geographic segment includes operations in Japan, Singapore, Korea, China, Mexico and Canada. Sales between geographic areas are accounted for at cost plus a margin for profit. Operating profit consists of total sales less operating expenses excluding general corporate expenses, interest expense and income taxes. Identifiable assets are those assets used in the operations in each geographic area. Export sales from domestic locations were approximately $45,485,000, $36,881,000 and $47,876,000 for 1995, 1994 and 1993,
          respectively.

        The net assets of the Company's foreign operations were $29,137,000, $24,598,000 and $17,240,000 at December 31, 1995, 1994 and 1993,
          respectively. The Company's share of foreign net income was $4,763,000, $3,369,000 and $2,843,000 in 1995, 1994 and 1993,
          respectively.

                       WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Continued)

        A majority of the Company's sales are to automobile manufacturing companies. Sales to certain major customers which exceeded 10% of consolidated sales are as follows. Sales to one such customer amounted to 21%, 30% and 30% of consolidated sales in 1995, 1994 and 1993, respectively. Sales to another such customer amounted to 19%, 23% and 21% of consolidated sales in 1995, 1994 and 1993, respectively.

        Several other factors could have a significant impact on the continuing operations of the Company. These factors include changes in demand for automobiles and light trucks, relationships with significant customers, price pressures, the timing and structure of future acquisitions or dispositions, the integration of the Dyno acquisition into Walbro's overall business, impact of environmental regulations, continued availability of adequate funding sources, currency and other risks inherent in international sales, and general economic and business conditions.

NOTE 19.  SUPPLEMENTAL CASH FLOW INFORMATION.

        In 1995, 1994 and 1993, the Company paid $3,290,000, $6,749,000 and
           $4,458,000 for income taxes and $7,191,000, $4,122,000 and $2,591,000 for interest, respectively.

NOTE 20. QUARTERLY FINANCIAL INFORMATION (UNAUDITED).

        Selected quarterly financial information for the years ended December
           31, 1995 and 1994 is as follows:

                                                                                 Quarter
                                                          -----------------------------------------------------
                                                                          (In Thousands, Except Per Share Data)
                                                             First        Second         Third         Fourth          Total
                                                            -------       -------       -------        -------        --------
                1995-
                  Net sales                                $98,257      $90,034       $124,495       $146,486       $459,272
                  Cost of sales                             77,550       73,036        105,444        121,725        377,755
                                                           -------      -------        -------        -------        -------
                      Gross profit                         $20,707      $16,998       $ 19,051       $ 24,761       $ 81,517
                                                           =======      =======        =======        =======        =======
                  Net income                               $ 5,088      $ 3,835       $  2,289       $  2,618       $ 13,830
                                                           =======      =======        =======        =======        =======
                  Net income per share                     $   .59      $   .45       $    .27       $    .30       $   1.61
                                                           =======      =======        =======        =======        =======

                1994-
                  Net sales                                $82,205      $83,976        $75,251        $83,773       $325,205
                  Cost of sales                             64,973       66,335         62,130         68,063        261,501
                                                           -------      -------        -------        -------       --------
                         Gross profit                      $17,232      $17,641        $13,121        $15,710       $ 63,704
                                                           =======      =======        =======        =======       ========
                  Net income                               $ 4,499      $ 4,461        $ 2,974        $ 2,661       $ 14,595
                                                           =======      =======        =======        =======        =======
                  Net income per share                     $   .52      $   .52        $   .35        $   .31       $   1.70
                                                           =======      =======        =======        =======       ========

                       WALBRO CORPORATION & SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Continued)

NOTE 21.  SUBSEQUENT EVENT.

        In February 1996, the Company announced plans to sell its steel fuel rail business in Ligonier, Indiana. Sales at this facility were approximately $29,000,000 in 1995.