Form 10-K, Exhibit 13
period 1996-12-31
WALBRO CORP
filed 1997-03-28
CIK 104174

                                                                EXHIBIT 13.1

COMMON STOCK PRICE
AND DIVIDEND
INFORMATION

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------

Quarters Ended                                         Market Price                    Dividends
                                                 High                 Low              Per Share
                                               --------            --------            ---------
December 31, 1996..........................     21 1/4              18 1/4               $.10
September 30, 1996.........................     21                  18 1/4                .10
June 30, 1996..............................     22 1/2              19 5/8                .10
March 31, 1996.............................     20 3/4              17 3/4                .10
                                                                                         ----
                                                                                         $.40
                                                                                         ====
December 31, 1995..........................     21                  17 1/4               $.10
September 30, 1995.........................     23 1/2              17 3/4                .10
June 30, 1995..............................     20 3/4              17 1/2                .10
March 31, 1995.............................     20                  17 1/4                .10
                                                                                         ----
                                                                                         $.40
                                                                                         ====

On February 18, 1997, the closing per share price was $18.875. The above prices do not include retail markup, markdown, or commission. As of February 18, 1997, the approximate number of shareholders was 1,106. Walbro is traded on the NASDAQ National Market ("NNM") and reported by NNM under the symbol "WALB".

--------------------------------------------------------------------------------
SELECTED
FINANCIAL DATA

                                                     Years Ended December 31,
                                       1996        1995        1994        1993        1992
                                     --------    --------    --------    --------    --------
                                              (In Thousands, Except Per Share Data)
From Continuing Operations:
  Net Sales......................    $585,389    $459,272    $325,205    $273,463    $241,416
  Cost of Sales..................     488,134     377,755     261,501     216,804     185,712
  Income Before Cumulative Effect
     of Accounting Change........      11,229      13,830      14,595      12,567      12,526
  Income Per Share Before
     Cumulative Effect of
     Accounting Change (fully
     diluted)....................        1.30        1.61        1.70        1.47        1.58
Cash Dividends Per Share.........        0.40        0.40        0.40        0.40        0.40
Working Capital..................      68,275      95,713      58,378      50,187      43,742
Total Assets.....................     589,649     493,473     257,366     215,295     193,020
Long-Term Debt...................     291,723     233,389      66,136      52,392      49,638
Stockholders' Equity.............     137,733     135,427     127,915     114,146      99,910

MANAGEMENT'S
DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION
AND RESULTS
OF OPERATIONS

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of the Company for the years ended December 31, 1994, 1995 and 1996. The information contained in the following discussion reflects the results of the Fuel Systems Business of Dyno Industrier A.S (Dyno) subsequent to its acquisition on July 27, 1995.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO 1995, 1995 COMPARED TO 1994

SALES - The Company reported record sales in 1996 of $585.4 million, an increase of 27.5%. Most of the 1996 sales increase was due to the inclusion of a full year of Dyno sales ($214.4 million) in 1996 compared to the inclusion of only five months of Dyno sales ($88.5 million) in 1995. Sales in 1995 were $459.3 million compared to sales of $325.2 million in 1994, an increase of 41.2% (14.0% increase without Dyno sales). On a percentage basis, sales to the automotive market increased 37.9% in 1996 (2.4% decrease without Dyno sales) compared to a 60.4% increase in 1995 (15.8% increase without Dyno sales). Sales to the small engine market increased 4.1% in 1996 compared to a 10.6% increase in 1995. Aftermarket sales were flat in both 1996 and 1995.
  Sales of the Company's original equipment automotive products were a record $438.6 million in 1996 compared to $318.1 million in 1995 and $198.3 million in 1994. In 1996, all of the automotive product sales increase was contributed by Dyno sales as U.S. based automotive product sales declined by 2.4%. The Dyno increase was primarily the result of including a full year of sales in 1996 versus including only five months of Dyno sales in 1995. U.S. based automotive product sales were lower in 1996 because of increased in-house production of fuel pumps and fuel modules by one of the Company's largest customers. Overall, sales of fuel pumps declined 16.5% and sales of fuel modules declined 2.9%. The decline in sales of fuel modules due to in-house production by a customer was mostly offset by increased sales of fuel modules to the company's largest customer. Sales of fuel rails increased by 7.8% due to sales of the Company's new plastic fuel rails.
  In 1995, the Company was able to increase U.S. based automotive product sales (representing all automotive sales other than those of Dyno) by $31.4 million or 15.8% in spite of the U.S. light vehicle market decline of 2.1%. The Company was able to record a sales increase of its U.S. based automotive products due to increased sales of fuel modules (up 23.7%) because of increased use of fuel modules in the light truck market and increased sales of fuel modules with higher dollar content. The increase in fuel module sales was partially offset by the slower than scheduled start-up of a customer's major new vehicle line with significant fuel module product content. Sales of fuel pumps decreased by 3.3% and sales of fuel rails declined by 14.9% in 1995 compared to 1994 because of the decline in U.S. passenger car sales during 1995. Sales of component parts in 1996 were $26.1 million compared to $20.5 million in 1995 and $3.8 million in 1994.

  Sales of the Company's small engine products also hit a record level of $117.1 million in 1996, up from $112.6 million in 1995 and $101.8 million in 1994. Overall sales growth of small engine products was 4.1% in 1996 compared to 10.6% during 1995. Much of the 1996 increase in small engine product sales came from increased sales of ignition systems and to a lessor extent float feed carburetors in the U.S. and float feed carburetors in China. Sales of ignition systems were $14.3 million in 1996, an increase of 81.0% compared to $7.9 million in 1995 as customer demand has grown for this expanding family of products. Sales of float feed carburetors in the U.S. increased 5.8% to $29.0 million compared to $27.4 million in 1995, while sales of float feed carburetors in China increased 23.9% to $5.7 million compared to $4.6 million in 1995. These increases were partially offset by a decline in sales of diaphragm carburetors. Sales of diaphragm carburetors decreased 6.3% to $68.1 million compared to $72.7 million in 1995, with declines in the U.S. due to reduced demand for handheld power equipment caused by drought in the Southeast and Southwest U.S. and cold, wet spring conditions in other parts of the U.S. and declines in Japan because of lower demand and because of the lower yen-dollar exchange rate.

  In 1995, sales of diaphragm carburetors increased 16.1% to $72.7 million compared to $62.6 million in 1994. Part of the 1995 increase reflects depressed U.S. diaphragm carburetor sales in the second half of 1994 because of delays in the emission certification

MANAGEMENT'S
DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION
AND RESULTS
OF OPERATIONS
(continued)

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------

by the California Air Resources Board for customers' engines during that period. Sales of float feed carburetors decreased 8.7% in 1995 with $27.4 million of sales in 1995 versus $30.0 million in 1994. During 1995, float feed carburetor sales in the U.S. declined as heavy rain in the spring and a drought during the summer caused lower sales of lawn and garden products and outdoor power equipment. Also during 1995, the weak market for marine engines contributed to lower float feed carburetor sales. Sales of small engine ignition systems were $7.9 million in 1995 compared to $7.1 million in 1994. In addition, carburetor sales from the Company's subsidiary in China, Fujian Hualong Carburetor, which the Company acquired in January, 1994, were $4.6 million in 1995 compared to $1.9 million in 1994.
  Management believes that ignition systems will play a more significant role in the future as small engines become subject to more stringent emissions regulations. In 1992, the California Air Resources Board promulgated comprehensive air quality regulations limiting small engine emissions, which became effective in August 1995. A more stringent phase is scheduled to become effective in 1999. In addition, the Environmental Protection Agency ("EPA") has imposed similar regulations which became effective in August 1996, with the more stringent phase expected to become effective during the 2002 to 2005 period. The Company has successfully refined existing carburetors to meet the first set of standards and company engineers are developing new technology to meet the subsequent requirements.
  In response to the more stringent regulations, the Company is integrating its carburetor and ignition technology to develop engine management systems which will electronically control both fuel delivery and ignition functions to limit exhaust emissions. These new products are expected to command higher unit prices. The more stringent regulations could significantly reduce the number of units the Company sells of its current carburetor models, especially diaphragm carburetors, as these regulations could force manufacturers to replace gasoline-powered lawn and garden equipment with electric-powered equipment.
  The Company's Aftermarket business includes both automotive and small engine products. Aftermarket sales were $25.1 million in 1996 compared to $25.2 million in 1995 and $25.1 million in 1994. Aftermarket sales were flat in 1996 because of increased in-house production by one of the Company's Aftermarket customers. Aftermarket sales in 1995 were flat for two significant reasons. First, the Aftermarket distribution center in Cass City, Michigan was struck by lightning in August, 1995, causing substantial smoke and water damage to the building and its contents. Aftermarket operations were shut down for three weeks in August as a result of the fire and subsequent order levels were lower because of the reduced inventory available to fill orders. Secondly, a major Aftermarket customer began to manufacture more of its requirements in-house.

COST OF SALES - Cost of sales was $488.1 million in 1996 compared to $377.8 million in 1995 and $261.5 million in 1994. Cost of sales as a percent of sales was 83.4% in 1996 compared to 82.3% in 1995 and 80.4% in 1994. Gross margin declined in 1996 compared to 1995 because of lower margins in both automotive and small engine products. Higher margins from North American automotive products were more than offset by new plant start-up costs in Brazil and from the increased share of sales represented by Dyno plastic tank volume. Dyno products carry lower margins than the Company's other automotive products because of the large amount of purchased components included in the Dyno sales. During 1996, Dyno gross margin was 11.7% compared to 13.1% in 1995 and was lower primarily because of the new plant start-up costs in Belgium and lower volume at the United Kingdom plant and the Norway plant. Lower margins in small engine products resulted primarily from lower volumes of diaphragm carburetors, the new plant start-up costs in Tianjin, China and the weaker yen-dollar exchange rate.
  Gross margin for U.S. based automotive products decreased in 1995 because of lower volumes of fuel rails partially offset by higher volumes of fuel modules and plastic fuel tanks. The Company's Ligonier, Indiana plant, which makes steel fuel rails, experienced significantly higher costs in the second half of 1995 because of lower volumes related to lower passenger car sales. Also contributing to the lower margins were continuing startup costs at the Company's Ossian, Indiana plastic fuel tank plant.
  Margins declined for small engine products in 1995 because of lower volume of float feed carburetors in the U.S. and lower gross margin at the Company's Singapore manufacturing facility due to lower production volumes and the stronger Singapore Dollar

MANAGEMENT'S
DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION
AND RESULTS
OF OPERATIONS
(continued)

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------

versus the U.S. Dollar. These increased costs were partially offset by higher volume of diaphragm carburetors in Japan and Mexico and higher volume of float feed carburetors in China.

SELLING AND ADMINISTRATIVE EXPENSES - Selling and administrative (S & A) expenses were $51.5 million in 1996, an increase of 26.2% compared to $40.8 million in 1995. The full year of Dyno S & A expenses in 1996 caused a large portion of the increase as the increase excluding Dyno was 10.1%. The remainder of the 1996 S & A increase came primarily from new plants in Brazil, China and the new Tucson Precision Products plant. which produces aluminum diecastings for carburetors. In 1995, S & A expenses increased by 50.6% (30.7% without Dyno) compared to $27.1 million in 1994 and they increased because of increased spending for expansion of the Company's automotive systems center in Auburn Hills, Michigan and automotive test center in Caro, Michigan and for general expenses related to adding manufacturing capacity in Meriden, Connecticut. As a percent of sales, S & A expenses were 8.8% in 1996, 8.9% in 1995 and 8.3% in 1994.

RESEARCH AND DEVELOPMENT EXPENSES - Research and development (R & D) expenses were $18.4 million in 1996, an increase of 10.2% compared to $16.7 million in 1995. Dyno R & D expenses accounted for all of the increase as R & D expenses excluding Dyno decreased by 1.0%. In 1995, R & D expenses increased by 36.9% (14.4% without Dyno) compared to $12.2 million in 1994 to support the new product development efforts required by emission regulations for both automotive and small engine products.

LOSS ON FOREIGN EXCHANGE TRANSACTIONS - Foreign exchange contracts are used primarily to manage the exposure to foreign currency losses from operations in foreign countries, from investments in foreign joint ventures and from commitments in foreign currencies. The Company entered into forward foreign exchange contracts to hedge the Company's foreign currency exposure related to a sales commitment to a foreign customer. The loss on these contracts was treated as a hedge for accounting purposes and recorded as a deferred asset, which was amortized as foreign currency exchange loss. In 1994 the Company entered into foreign exchange contracts to hedge the Company's foreign currency risk from foreign currency commitments which did not qualify for deferred accounting treatment and the losses were recorded as foreign currency exchange loss in 1994. The foreign currency exchange gain in 1996 was negligible compared to a loss of $1.5 million in 1995 and $2.6 million in 1994. See Note 11 of the Notes to the Consolidated Financial Statements.

NET INTEREST EXPENSE - Net interest expense was $17.1 million in 1996 compared to $11.1 million in 1995 and $3.8 million in 1994. To finance the Dyno acquisition in July 1995, the Company issued $110 million in aggregate principal amount of its 9.875% Senior Notes and obtained a new $135 million secured credit facility. Borrowing levels were higher in 1996 to support the higher level of capital expenditures for new facilities. The additional borrowings and the shift to a higher percentage of long-term fixed rate debt raised the average cost of capital and caused the higher interest expense. The 1995 increased interest expense compared to 1994 resulted from higher interest rates and increased borrowings for part of the year. The average cost of borrowing was 8.1% in 1996, 7.4% in 1995 and 5.9% in 1994. See Note 5 of the Notes to Consolidated Financial Statements for details of the borrowings.

INCOME TAXES - The provision for income taxes was $3.1 million in 1996 compared to $1.3 million in 1995 and $5.8 million in 1994. The provision was higher in 1996 because of a lower research and development (R&D) tax credit of $1.1 million in 1996 compared to $3.0 million in 1995. These tax credits resulted from a change by the Internal Revenue Service in defining the R & D activities which qualify for the tax credit. The $3.0 million credit in 1995 and lower taxable income caused the lower provision for income taxes in 1995 compared to 1994. The R & D tax credits resulted in an effective tax rate of 29.6% for 1996 and 10.8% for 1995 compared to 32.5% for 1994.

JOINT VENTURE INCOME - The Company's equity in income of joint ventures was $4.2 million in 1996 compared to $3.9 million in 1995 and $2.6 million in 1994. The increase in 1996 resulted from increased income at Marwal Systems (France) partially offset by losses at Korea Automotive Fuel Systems. The increase in 1995 resulted primarily from increased income at Marwal Systems.

NET INCOME AND INCOME PER SHARE - Net income for 1996 was $11.2 million, a

MANAGEMENT'S
DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION
AND RESULTS
OF OPERATIONS
(continued)


Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------

decrease of 18.8% compared to $13.8 million in 1995 and $14.6 million in 1994. Net income per share was $1.30 for 1996 compared with $1.61 for 1995 and $1.70 for 1994. Net income as a percent of sales was 1.9% in 1996, 3.0% in 1995, and 4.5% in 1994. The decline in net income as a percent of sales in both 1996 and 1995 was related to the Dyno acquisition which generated lower profit margins in all of 1996 and part of 1995 and increased interest expense.

INFLATION - Inflation potentially affects the Company in two principal ways. First, a portion of the Company's debt is tied to prevailing short-term interest rates which may change as a result of inflation rates, translating into changes in interest expense. Second, general inflation can impact material purchases, labor and other costs. In many cases, the Company has limited ability to pass through inflation-related cost increases due to the competitive nature of the markets that the Company serves. In the past three years, however, inflation has not been a significant factor for the Company.

FOREIGN CURRENCY TRANSACTIONS - Approximately 52% of the Company's sales during 1996 were derived from international manufacturing operations in Europe, Asia and South America. The financial position and the results of operations of the Company's subsidiaries in Europe (36.6% of sales), Asia (8.2% of sales) and South America (0.3% of sales) are measured in local currency of the countries in which they operate and translated into U.S. dollars. The effects of foreign currency fluctuations in Europe, South America and Asia, except Singapore, are somewhat mitigated by the fact that expenses are generally incurred in the same currencies in which sales are generated and the reported income of these subsidiaries will be higher or lower depending on a weakening or strengthening of the U.S. dollar. For the Company's subsidiaries in Singapore and Mexico (9.2% of sales) the expenses are generally incurred in the local currency, but sales are generated in U.S. dollars; therefore, results of operations are more directly influenced by a weakening or strengthening of the local currency.
  Approximately 52% of the Company's net assets at December 31, 1996, are based in its foreign operations and are translated into U.S. dollars at foreign currency exchange rates in effect as of the end of each period. Accordingly, the Company's consolidated shareholders' equity will fluctuate depending upon the weakening or strengthening of the U.S. dollar. In addition, the Company has equity investments in unconsolidated joint ventures in France, Brazil, Japan, Korea and Mexico. The Company's reported income from these joint ventures will be higher or lower depending upon a weakening or strengthening of the U.S. dollar.
  The Company's strategy for management of currency risk relies primarily upon the use of forward currency exchange contracts to manage its exposure to foreign currency fluctuations related to its operations in foreign countries, to manage its transaction commitments in foreign currencies and to hedge its equity investment in certain foreign joint ventures.

LIQUIDITY AND CAPITAL RESOURCES - As of December 31, 1996, the Company had $23.2 million outstanding in short-term debt, including current portion of long-term debt, and $291.7 million in long-term debt. The approximate minimum principal payments required on the Company's long-term debt in each of the five fiscal years subsequent to December 31, 1996 are $1.1 million in 1997, $7.7 million in 1998, $7.4 million in 1999, $121.6 million in 2000, $7.6 million in 2001 and
$147.5 million thereafter.
  The net purchase price of the Dyno acquisition was approximately $113 million (approximately $129 million less approximately $16 million in cash acquired by the Company). The Company financed the acquisition through the combination of a private placement of $110 million in aggregate principal amount of its 9.875% Senior Notes due 2005 and a new $135 million secured Credit Facility with a group of commercial banks. At December 31, 1996, the Company had available to it approximately $14 million under the Credit Facility. In February 1997, the Company issued 2,760,000 shares or $69 million of Convertible Trust Preferred Securities. The proceeds were used to pay down borrowings on the Credit Facility.
  As of December 31, 1996, accounts receivable amounted to $127.0 million, an increase of $13.7 million, compared to $113.3 million at December 31, 1995. The average collection period at December 31, 1996 was 78.9 days compared to 71.2 days at December 31, 1995.
  The Company's plans for 1997 capital expenditures for facilities, equipment and tooling total approximately $60 million. The 1997 expansion plan includes new processing equipment, tooling and a Technical Center in Europe. The Company intends to

MANAGEMENT'S
DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION
AND RESULTS
OF OPERATIONS
(continued)


Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------

finance the capital expenditures with cash from operations, supplemented by borrowings under the Credit Facility and potential lease financing.
  Management believes that the Company's long-term cash needs will continue to be provided principally by operating activities supplemented, to the extent required, by borrowing under the Company's existing and future credit facilities and by access to the capital markets. Management expects to replace these credit facilities as they expire with comparable facilities.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995 - The statements contained in this discussion that are not historical facts are forward-looking statements subject to the safe harbor created by the Securities Litigation Reform Act of 1995. Walbro Corporation cautions readers of this discussion that a number of important factors could cause Walbro's actual consolidated results for 1997 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, Walbro. These important factors include, without limitation, changes in demand for automobiles and light trucks, relationships with significant customers, price pressures, the timing and structure of future acquisitions or dispositions, the integration of the Dyno acquisition into Walbro's overall business, impact of environmental regulations, continued availability of adequate funding sources, currency and other risks inherent in international sales, and general economic and business conditions. These important factors and other factors which could affect Walbro's results are more fully discussed in Walbro's filings with the Securities and Exchange Commission. Readers of this discussion are referred to such filings.

CONSOLIDATED
BALANCE SHEETS
December 31,
1996 and 1995

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------

                                                                  1996           1995
                           ASSETS                             --------       --------
                                                                       (In Thousands,
                                                                   Except Share Data)
Current Assets:
  Cash......................................................  $ 18,213       $ 19,792
  Accounts receivable, net..................................   126,509        113,346
  Inventories...............................................    50,588         50,723
  Prepaid expenses and other................................    11,235         10,966
  Deferred and refundable income taxes......................     4,971          4,877
                                                              --------       --------
     Total Current Assets...................................   211,516        199,704
                                                              --------       --------
Plant and Equipment, at cost:
  Land......................................................     5,190          3,870
  Buildings and improvements................................    69,741         54,116
  Machinery and equipment...................................   285,376        211,707
                                                              --------       --------
                                                               360,307        269,693
  Less--Accumulated depreciation............................    80,420         63,928
                                                              --------       --------
     Net Plant and Equipment................................   279,887        205,765
                                                              --------       --------
Other Assets:
  Funds held for construction...............................     1,140          1,102
  Joint ventures............................................    28,955         23,466
  Investments...............................................     5,727          9,224
  Goodwill, net.............................................    35,998         33,299
  Notes receivable..........................................     1,268            460
  Deferred and refundable income taxes......................     5,414          2,805
  Other.....................................................    19,744         17,648
                                                              --------       --------
     Total Other Assets.....................................    98,246         88,004
                                                              --------       --------
     Total Assets...........................................  $589,649       $493,473
                                                              ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt.........................  $  1,089       $  1,086
  Bank and other borrowings.................................    22,072         14,921
  Accounts payable..........................................    77,939         52,774
  Accrued liabilities.......................................    41,276         34,352
  Dividends payable.........................................       865            858
                                                              --------       --------
     Total Current Liabilities..............................   143,241        103,991
                                                              --------       --------
Long-Term Liabilities:
  Long-term debt, less current portion......................   291,723        233,389
  Pension obligations and other.............................    10,718         15,102
  Deferred income taxes.....................................     4,914          3,927
  Minority interest.........................................     1,320          1,637
                                                              --------       --------
     Total Long-Term Liabilities............................   308,675        254,055
                                                              --------       --------
Stockholders' Equity:
  Common stock, $.50 par value; authorized 25,000,000;
     outstanding 8,652,737 in 1996 and 8,579,976 in 1995....     4,326          4,290
  Paid-in capital...........................................    65,674         64,381
  Retained earnings.........................................    74,039         66,256
  Deferred compensation.....................................      (967)          (817)
  Minimum pension liability adjustment......................        --            (63)
  Unrealized gain on securities available for sale..........       688            827
  Cumulative translation adjustments........................    (6,027)           553
                                                              --------       --------
     Total Stockholders' Equity.............................   137,733        135,427
                                                              --------       --------
     Total Liabilities and Stockholders' Equity.............  $589,649       $493,473
                                                              ========       ========

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS
OF INCOME
For the years ended
December 31,
1996, 1995 and 1994

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------

                                                        1996             1995             1994
                                                    --------         --------         --------
                                                      (In Thousands, Except Per Share Data)
Net Sales....................................       $585,389         $459,272         $325,205
Costs and Expenses:
  Cost of sales..............................        488,134          377,755          261,501
  Selling and administrative expenses........         51,469           40,753           27,119
  Research and development expenses..........         18,400           16,742           12,199
                                                    --------         --------         --------
Operating Income.............................         27,386           24,022           24,386
Other Expense (Income):
  Interest expense, net of capitalized
     interest of $3,683,000 in 1996 and
     $518,000 in 1995........................         19,833           12,071            3,862
  Interest income............................         (2,716)            (960)             (91)
  Foreign currency exchange (gain) loss......            (70)           1,483            2,602
  Other......................................            (63)            (255)             111
                                                    --------         --------         --------
Income Before Provision for Income Taxes,
  Minority Interest and Equity in Income of
  Joint Ventures.............................         10,402           11,683           17,902
Provision for Income Taxes...................          3,075            1,258            5,824
Minority Interest............................            285              472               92
Equity in Income of Joint Ventures...........         (4,187)          (3,877)          (2,609)
                                                    --------         --------         --------
Net Income...................................       $ 11,229         $ 13,830         $ 14,595
                                                    ========         ========         ========
Net Income Per Share.........................       $   1.30         $   1.61         $   1.70
                                                    ========         ========         ========

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS
OF STOCKHOLDERS' EQUITY
For the years ended
December 31,
1996, 1995 and 1994

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------

                                                                                      Unrealized
                                                                                       Gain on
                                                                           Minimum    Securities   Cumulative
                             Common   Paid-in   Retained     Deferred      Pension    Available    Translation
                             Stock    Capital   Earnings   Compensation   Liability    for Sale    Adjustments
                             ------   -------   --------   ------------   ---------   ----------   -----------
                                                     (In Thousands, Except Share Data)
Balance--
  December 31, 1993........  $4,276   $63,997   $44,686      $(1,634)        $(520)     $   --       $ 3,341
  Change in accounting for
    securities available
    for sale -- January 1,
    1994...................     --         --        --           --            --       2,096            --
  Exercise of stock
    options................      6        224        --           --            --          --            --
  ESOP debt payments.......     --         --        --          409            --          --            --
  Net income...............     --         --    14,595           --            --          --            --
  Adjust additional minimum
    pension liability......     --         --        --           --           520          --            --
  Cash dividends ($.40 per
    share).................     --         --    (3,426)          --            --          --            --
  Change in market value of
    securities available
    for sale...............     --         --        --           --            --        (668)           --
Translation adjustments....     --         --        --           --            --          --            13
                             ------   -------   -------      -------         -----      ------       -------
Balance--
  December 31, 1994........  4,282     64,221    55,855       (1,225)           --       1,428         3,354
  Exercise of stock
    options................      8        160        --           --            --          --            --
  ESOP debt payments.......     --         --        --          408            --          --            --
  Net income...............     --         --    13,830           --            --          --            --
  Additional minimum
    pension liability......     --         --        --           --           (63)         --            --
  Cash dividends ($.40 per
    share).................     --         --    (3,429)          --            --          --            --
  Change in market value of
    securities available
    for sale...............     --         --        --           --            --        (601)           --
  Translation
    adjustments............     --         --        --           --            --          --        (2,801)
                             ------   -------   -------      -------         -----      ------       -------
Balance--
  December 31, 1995........  4,290     64,381    66,256         (817)          (63)        827           553
  Exercise of stock
    options................     21        750        --           --            --          --            --
  ESOP debt payments.......     --         --        --          408            --          --            --
  Restricted stock
    issued.................     15        543        --         (558)           --          --            --
  Net income...............     --         --    11,229           --            --          --            --
  Adjust minimum pension
    liability..............     --         --        --           --            63          --            --
  Cash dividends ($.40 per
    share).................     --         --    (3,446)          --            --          --            --
  Change in market value of
    securities available
    for sale...............     --         --        --           --            --        (139)           --
  Translation
    adjustments............     --         --        --           --            --          --        (6,580)
                             ------   -------   -------      -------         -----      ------       -------
Balance--
  December 31, 1996........  $4,326   $65,674   $74,039      $  (967)        $  --      $  688       $(6,027)
                             ======   =======   =======      =======         =====      ======       =======

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS
For the years ended
December 31,
1996, 1995 and 1994

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------

                                                     1996              1995             1994
                                                ---------         ---------         --------
                                                               (In Thousands)
Cash Flows From Operating Activities:
  Net income................................    $  11,229         $  13,830         $ 14,595
  Adjustments to reconcile net income to net
     cash provided by operating activities--
       Depreciation and amortization........       29,736            22,451           14,672
       (Gain) loss on disposition of
          assets............................          774               (29)             449
       Minority interest....................         (238)              472               92
       Equity in income of joint ventures...       (4,187)           (3,877)          (2,609)
       Change in assets and liabilities, net
          of effects of acquisitions--
            Deferred and refundable income
               taxes........................         (762)            1,721             (681)
            Pension obligations and other...       (2,049)            3,327              519
            Accounts payable and accrued
               liabilities..................       25,507             4,870              704
            Accounts receivable, net........      (16,956)           (3,236)         (18,463)
            Inventories.....................         (473)           (2,034)          (3,752)
            Prepaid expenses and other......       (5,943)           (6,607)           4,951
                                                ---------         ---------         --------
          Total adjustments.................       25,409            17,058           (4,118)
                                                ---------         ---------         --------
          Net cash provided by operating
            activities......................       36,638            30,888           10,477
                                                ---------         ---------         --------
Cash Flows From Investing Activities:
  Purchase of plant and equipment...........      (99,147)          (46,240)         (18,844)
  Acquisitions, net of cash acquired........       (1,018)         (116,238)          (1,480)
  Purchase of other assets..................       (3,434)           (7,263)          (2,615)
  Investment in joint ventures and other....       (1,451)           (2,054)          (1,508)
  Proceeds from disposal of assets..........        4,156             4,127            1,463
                                                ---------         ---------         --------
          Net cash used in investing
            activities......................     (100,894)         (167,668)         (22,984)
                                                ---------         ---------         --------
Cash Flows From Financing Activities:
  Net borrowings (repayments) under
     revolving line-of-credit agreements....       65,250            63,797          (27,739)
  Debt repayments...........................       (1,104)          (13,541)            (824)
  Proceeds from issuance of long-term
     debt...................................        2,772           110,550           45,000
  Proceeds from issuance of common stock and
     options................................          771               168              230
  Financing fees paid.......................         (508)           (4,778)              --
  Cash dividends paid.......................       (3,439)           (3,428)          (3,424)
                                                ---------         ---------         --------
          Net cash provided by financing
            activities......................       63,742           152,768           13,243
                                                ---------         ---------         --------
Effect of Exchange Rate Changes on Cash.....       (1,065)             (736)            (801)
                                                ---------         ---------         --------
Net Increase (Decrease) in Cash.............       (1,579)           15,252              (65)
Cash at Beginning of Year...................       19,792             4,540            4,605
                                                ---------         ---------         --------
Cash at End of Year.........................    $  18,213         $  19,792         $  4,540
                                                =========         =========         ========

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

Principles of Consolidation:
-----------------------------
The consolidated financial statements include the accounts of Walbro Corporation and its wholly-owned and majority-owned subsidiaries (the Company). Investments in joint ventures are accounted for under the equity method (Note 2). Significant transactions and balances among the Company and its subsidiaries have been eliminated in the consolidated financial statements.

Foreign Currency Translation:
--------------------------------
The assets and liabilities of the Company's foreign operations are generally translated into U.S. dollars at current exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of stockholders' equity.
  Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions which operate as a hedge of an identifiable foreign currency commitment or as a hedge of a foreign currency investment position, are included in the results of operations as incurred.

Accounts Receivable:
-----------------------
Accounts receivable are net of allowances for doubtful accounts of $753,000 and $978,000 as of December 31, 1996 and 1995, respectively.

Inventories:
------------
Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories include raw materials and component parts, work-in-process and finished products. Work-in-process and finished products inventories include material, labor and manufacturing overhead costs.
  Inventory at December 31 consisted of the following:

                           1996      1995
                        -------   -------
                           (In Thousands)
Raw materials and
  components..........  $23,964   $29,769
Work-in-process.......   10,620     7,666
Finished products.....   16,004    13,288
                        -------   -------
                        $50,588   $50,723
                        =======   =======

Plant and Equipment:
-----------------------
The Company provides for depreciation of plant and equipment based upon the acquisition costs and the estimated service lives of depreciable assets. The straight-line method is the principal method used to compute depreciation for financial reporting purposes. However, the units-of-production method is used to compute depreciation of certain equipment. Estimated service lives of depreciable assets are as follows: buildings and improvements - 10 to 40 years, machinery and equipment - 5 to 15 years.

Investments:
-------------
Effective January 1, 1994, the Company changed its method of accounting for investments in debt and equity securities. The impact of adoption at January 1, 1994 was to increase investments by approximately $3,225,000 and to increase stockholders' equity by $2,096,000, net of income taxes. The carrying value of marketable equity securities is market value. The Company classifies investments in marketable equity securities into three separate categories: "held-to-maturity", "available-for-sale", and "trading", each with different accounting treatment.
  The Company classifies certain investments in common stock securities as "available-for-sale", recording these investments at fair market value with the gross unrealized holding gains and losses, after-tax, included as a separate component of stockholders' equity. In 1996, the Company sold a portion of its investments classified as "available-for-sale" for approximately $3,244,000. The gross realized loss on the sale was approximately $12,000 utilizing a specific identification methodology. As of December 31, 1996 and 1995, the fair market value of the Company's investments classified as "available-for-sale" was approximately $2,071,000 and $5,456,000, respectively, including gross unrealized holding gains of approximately $1,059,000 ($688,000 after tax) and $1,272,000 ($827,000 after-tax), respectively.
  At December 31, 1996 and 1995, the fair market value of the Company's investments classified as "trading" was $2,594,000 and $2,641,000, respectively. The change in net unrealized holding gain included in earnings was not significant.

Goodwill:
----------

Goodwill consists of purchase price and related acquisition costs in excess of the fair value of the identifiable net assets acquired. Goodwill is amortized on a straight-line basis over 15 to 40 years. The Company evaluates the carrying value of goodwill for potential impairment on an ongoing basis. Such

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(continued)

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (continued)

evaluations compare the undiscounted expected future cash flows of the operations to which goodwill relates to the carrying value of the goodwill. The Company also considers future anticipated operating results, trends and other circumstances in making such evaluations.
Goodwill consisted of the following at December 31:

                           1996       1995
                          -------    -------
                            (In Thousands)
Goodwill..............    $40,234    $36,365
Less: Accumulated
  amortization........     (4,236)    (3,066)
                          -------    -------
                          $35,998    $33,299
                          =======    =======

Income Taxes:
---------------
Deferred income taxes represent the effect of cumulative temporary differences between income and expense items reported for financial statement and tax purposes, and between the bases of various assets and liabilities for financial statement and tax purposes. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is deemed more likely than not that the asset will not be realized.

Financial Instruments:
-----------------------

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

Per Share Information:
------------------------

Income per share is based on the weighted average number of shares outstanding during each period. Shares used in the per share calculations were 8,649,380 in 1996, 8,609,431 in 1995 and 8,602,077 in 1994.

Reclassifications:
------------------

Certain amounts in prior years' consolidated financial statements have been reclassified to conform with the presentation used in 1996.

Use of Estimates:
-------------------

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

--------------------------------------------------------------------------------

NOTE 2. JOINT VENTURES.

The investments in joint ventures as of December 31 are as follows:

                         Percent Beneficial
                             Ownership
                        1996    1995    1994
                        ----    ----    ----
Marwal Systems, S.N.C.
  (France)............   49%     49%     49%
Mitsuba-Walbro, Inc.
  (Japan).............   50%     50%     50%
Marwal do Brasil,
  Ltda................   49%     49%     49%
Korea Automotive Fuel
  Systems, Ltd........   49%     49%     49%
Marwal de Mexico S.A.
  de C.V..............   52%     --      --

The above joint ventures are generally involved in the design and manufacture of precision fuel systems products for the global automotive market.
  All of the above investments in joint ventures are accounted for using the equity method. Certain adjustments are made to the joint ventures' income so that recorded income is stated in accordance with United States generally accepted accounting principles. At December 31, 1996 and 1995, the cumulative effect of these adjustments was to increase the Company's equity in its joint ventures by approximately $2,631,000 and $2,102,000, respectively. At December 31, 1996, the amount included in retained earnings as undistributed earnings of foreign joint ventures was approximately $8,567,000.
  In 1996, the Company entered into a joint venture (Marwal de Mexico S.A. de C.V.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(continued)

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------
NOTE 2. JOINT VENTURES. (continued)

with its 49% owned joint venture, Marwal Systems, S.N.C. The Company owns 5% of the venture directly and Marwal Systems S.N.C. owns the remaining 95%. Marwal de Mexico S.A. de C.V. manufactures fuel pumps and fuel modules for the Central American and Mexican automotive markets.
  In December 1994, the Company entered into a joint venture (Korea Automotive Fuel Systems, Ltd.) with Daewoo Precision Industries in Korea. Korea Automotive Fuel Systems, Ltd. manufactures fuel sending units for the Korean automotive market.
  Summarized combined financial information for joint ventures accounted for under the equity method is as follows (unaudited, in thousands):

                                                                         As of
                                                                     December 31,
                                                                   1996            1995
                                                                -------         -------
Balance sheet data:
  Current assets............................................    $54,030         $60,504
  Non-current assets........................................     65,088          36,629
  Current liabilities.......................................     52,038          49,081
  Non-current liabilities...................................      9,493           1,657

                                                            Year Ended December 31,
                                                       1996             1995             1994
                                                   --------         --------         --------
Income statement data:
  Net sales....................................    $200,276         $170,902         $137,873
  Gross margin.................................      39,141           20,500           29,283
  Income before provision for income taxes.....      15,946           11,641            8,136
  Net income...................................      11,770            7,366            5,164

Dividends from joint ventures of approximately $415,000 and $38,000 were received by the Company during 1995 and 1994, respectively. No dividends were received from joint ventures in 1996. The Company had sales to joint ventures of approximately $42,413,000, $29,280,000 and $20,407,000 for 1996, 1995 and 1994,
respectively. Included in accounts receivable are trade receivables from joint ventures of approximately $11,967,000 and $9,583,000 for 1996 and 1995, respectively. The Company had purchases from joint ventures of approximately $33,149,000, $22,977,000 and $15,329,000 for 1996, 1995 and 1994, respectively.
Included in accounts payable are trade payables to joint ventures of approximately $5,580,000 and $3,995,000 for 1996 and 1995, respectively.

--------------------------------------------------------------------------------

NOTE 3. DYNO ACQUISITION.

On July 27, 1995, the Company acquired the plastic fuel tank business of Dyno Industrier A.S (Dyno), Oslo, Norway for $128,774,000 in cash which is subject to certain subsequent adjustments as defined in the Purchase Agreement. Dyno is a leading designer, manufacturer and marketer of plastic fuel tank systems and components to many European vehicle manufacturers and has operations in Belgium, France, Germany, Norway, Spain and the United Kingdom.
  The acquisition was accounted for under the purchase method, and accordingly, the assets purchased and liabilities assumed in the acquisition are reflected in the accompanying consolidated balance sheets as of December 31, 1996 and 1995 and the operations since the date of acquisition are included in the accompanying consolidated statements of income and cash flows for the years ended December 31, 1996 and 1995. Goodwill resulting from this transaction is being amortized over 40 years using the straight-line method. The purchase price was

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(continued)

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------
NOTE 3. DYNO ACQUISITION. (continued)

allocated to the purchased assets and liabilities as follows (in thousands):

Cash consideration paid to
  seller, net of cash acquired
  of $15,669..................  $113,105
Fees and expenses.............     3,212
                                --------
Cost of acquisition, net of
  cash acquired...............  $116,317
                                ========
Accounts receivable...........  $ 42,237
Inventory.....................    16,330
Plant and equipment...........    90,792
Accounts payable and accrued
  liabilities.................   (44,095)
Notes payable.................    (5,663)
Other assets purchased and
  liabilities assumed, net....    (1,432)
Goodwill......................    18,148
                                --------
Total cost allocation.........  $116,317
                                ========

In connection with the acquisition, the Company will be required to relocate certain facilities. The Company anticipates it will incur costs to move to the new facilities and involuntarily terminate or relocate employees in addition to other costs directly associated with the acquisition. The Company recorded a liability of approximately $12,021,000 related to these costs in purchase accounting and approximately $4,550,000 of costs have been paid and charged against the liability as of December 31, 1996.
  Assuming the acquisition had taken place as of the beginning of 1995 and 1994, the consolidated pro forma results of operations of the Company would have been as follows, after giving effect to certain adjustments, including depreciation and amortization adjustments, increased interest expense, elimination of certain costs assumed by the seller and the related income tax effects:

                        Year ended December 31,
                          1995            1994
                       ----------      ----------
                       (Unaudited, In Thousands)
Net sales............   $581,291        $472,352
Net income...........   $ 12,336        $  6,297
Net income per common
  share..............   $   1.43        $    .73

The pro forma information above does not purport to be indicative of the results that actually would have been achieved if the operations were combined during the periods presented, and is not intended to be a projection of future results or trends.

--------------------------------------------------------------------------------

NOTE 4. OTHER ACQUISITIONS.

In January 1995, the Company acquired an 80% interest in U.S. CoExcell, Inc. for $60,000 in cash plus the forgiveness of debt owed to Walbro of $3,113,000. U.S. CoExcell, Inc. manufactures and markets blow molded plastic drums. The acquisition was accounted for under the purchase method, and accordingly, the assets purchased and liabilities assumed in the acquisition have been reflected in the accompanying consolidated balance sheet as of December 31, 1996 and 1995 and the operations since the acquisition are included in the accompanying consolidated statement of income and cash flows for the years ended December 31, 1996 and 1995. Goodwill resulting from this transaction is being amortized over 40 years using the straight-line method.
  Pro forma results of this acquisition, assuming it had taken place at the beginning of each year presented, would not be materially different from the results reported.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(continued)


Walbro Corporation & Subsidiaries
---------------------------------------------------
NOTE 5. LONG-TERM DEBT AND LINES OF CREDIT.

Long-term debt consisted of the following at December 31:

                                                                    1996             1995
                                                                --------         --------
                                                                     (In Thousands)
Senior notes due 2005, unsecured, stated interest at 9.875%
  (9.92% effective interest rate) net of unamortized
  discount of $331,000 and $369,000 at December 31, 1996 and
  1995, respectively........................................    $109,669         $109,631
Revolving credit facility, secured, interest at the agent's
  base rate plus an additional margin(see below)............     114,062           57,258
Term loan from the State of Connecticut, secured, interest
  at 6% per annum, payable in monthly amounts from 1997 to
  2005......................................................       3,400              800
Senior notes, secured, interest at 7.68%, payable in annual
  amounts from 1998 to 2004.................................      45,000           45,000
Industrial revenue bond, issued by Town of Ossian, Indiana,
  interest at a variable municipal bond rate, due in 2023...       9,000            9,000
Industrial revenue bond, issued by City of Ligonier,
  Indiana, interest at a variable municipal bond rate plus
  1%, payable in annual amounts from 2003 to 2007...........       6,300            6,300
ESOP credit agreement, interest rate which approximates 86%
  of prime, payable in annual installments of $408,000......         817            1,225
Capital lease obligations, interest at 7.5%, payable in
  monthly amounts through February 2002.....................       3,640            4,195
Term loan, unsecured, interest at 6%, payable in monthly
  amounts through 2005......................................         515              563
Note payable to the City of Maumee, Ohio, interest at 4%,
  payable in monthly amounts through 2004...................         271              302
Other.......................................................         138              201
                                                                --------         --------
                                                                 292,812          234,475
Less--current portion.......................................       1,089            1,086
                                                                --------         --------
                                                                $291,723         $233,389
                                                                ========         ========

In July 1995, the Company sold $110,000,000 in aggregate principal amount of 9.875% Senior Notes due 2005 (the 2005 Notes). The 2005 Notes are general unsecured obligations of the Company with interest payable semi-annually. The 2005 Notes are guaranteed on a senior unsecured basis, jointly and severally, by each of the Company's principal wholly-owned domestic operating subsidiaries and certain of its indirect wholly-owned subsidiaries. Except as noted below, the 2005 Notes are not redeemable at the Company's option prior to July 15, 2000. Thereafter, the 2005 Notes will be redeemable, in whole or part, at the option of the Company at various redemption prices as set forth in the 2005 Note Indenture, plus accrued and unpaid interest thereon to the redemption date. In addition, prior to July 15, 1998, the Company may, at its option, redeem up to an aggregate of 30% of the principal amount of the 2005 Notes originally issued with the net proceeds from one or more public equity offerings at the redemption price specified in the 2005 Note Indenture plus accrued interest to the date of redemption. Also in the event of a change in control, the Company will be obligated to make an offer to purchase all of the outstanding 2005 Notes at a redemption price of 101% of the principal amount thereof plus accrued interest to the date of repurchase. Also, in certain circumstances, the Company will be required to make an offer to repurchase the 2005 Notes at a price equal to 100% of the principal amount thereof, plus accrued interest to the date of repurchase, with the net cash proceeds of certain asset sales.
  In July 1995, the Company executed a new $135,000,000 multi-currency revolving credit facility (Credit Facility) for the Company and certain of its wholly-owned domestic and foreign subsidiaries, including a $5,000,000 swing line facility and a $17,000,000 letter of credit facility. The Credit Facility has an initial term of five years, with annual one year extensions of the revolving credit portion

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(continued)

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------
NOTE 5. LONG-TERM DEBT AND LINES OF CREDIT. (continued)

available at the lender's discretion. At any time within three years after closing of the Credit Facility, the Company may convert up to $70,000,000 of revolving credit loans under the Credit Facility to term loans in minimum amounts of $15,000,000 with maturities not exceeding seven years from the closing of the Credit Facility. Borrowings under the Credit Facility bear interest at a per annum rate equal to the agent's base rate or the prevailing interbank offered rate in the applicable offshore currency market, plus an additional margin ranging from 0.5% to 1.75% based on the specific financial ratios of the Company. Borrowings under the Credit Facility bore interest at rates ranging from 8.25% to 8.5% as of December 31, 1996 and 7.5% to 8.5% as of December 31, 1995. The Company is also required to pay a quarterly unused facility fee of 0.08% to 0.5%, based on the Company's funded debt ratio. Borrowings under the Credit Facility are secured by first liens on the inventory, accounts receivable and certain intangibles of the Company and its wholly-owned domestic subsidiaries and by a pledge of 100% of the stock of wholly-owned domestic subsidiaries and 65% of the stock of wholly-owned foreign subsidiaries. Collateral for the Credit Facility secures the 2004 Notes (as defined below) on an equal and ratable basis. The Company and its wholly-owned domestic subsidiaries guarantee payment of domestic and foreign borrowings under the Credit Facility. The Company's wholly-owned foreign subsidiaries guarantee payment of foreign borrowings under the Credit Facility.
  In November 1995, the Company executed with the State of Connecticut, a ten-year provisional term loan, in the original principal amount of $3,400,000, to be used exclusively for the purchase of equipment and certain construction costs. The loan requires payment of interest only for the first two years at a fixed rate equal to 6% per annum and then repayment in equal monthly installments of principal and interest over the remaining eight years with a balloon payment of $1,387,000 at the end of the ten year contractual agreement. However, if the Company meets certain employment targets and other measures, some or all of this loan is forgivable during this ten year period.
  In October 1994, the Company sold $45,000,000 of 7.68% senior notes (2004 Notes). The 2004 Notes require quarterly interest payments due January 1, April 1, July 1 and October 1. The agreement requires the Company to maintain a funded debt to total capital ratio not greater than .65 to 1, among other measures.
  The Credit Facility contains numerous restrictive covenants including, but not limited to, the following matters: (i) maintenance of certain financial ratios and compliance with certain financial tests and limitations which become increasingly restrictive with the passage of time; (ii) limitations on payment of dividends, incurrence of additional indebtedness and granting of certain liens; (iii) restrictions on mergers, acquisitions, asset sales, sales of subsidiary stock, capital expenditures and investments; (iv) issuance of preferred stock by subsidiaries and (v) sale and leaseback transactions. The Company received waivers and amendments to certain financial covenants from its lenders at December 31, 1996 due to non-compliance with such covenants.
  During 1994, the Company entered into an agreement to lease certain machinery under terms which qualified as a capital lease. As of December 31, 1996 and 1995, assets recorded under this capital lease were approximately $4,733,000 and $5,032,000, respectively, net of accumulated amortization of approximately $394,000 and $95,000, respectively.
  Aggregate minimum principal payment requirements on long-term debt, including capital lease obligations, in each of the five years subsequent to December 31, 1996 are as follows: 1997 - $1,089,000; 1998 - $7,671,000; 1999 - $7,440,000;
2000 - $121,573,000; 2001 - $7,585,000, and thereafter - $147,454,000.
  In addition to long-term debt, the Company and its subsidiaries have line of credit arrangements with foreign banks for short-term borrowings of approximately $36,340,000, $17,191,000, and $11,919,000 at December 31, 1996,
1995 and 1994, respectively. The weighted average interest rate on short-term bank borrowings outstanding under these arrangements was 3.1%, 6.1% and 6.7% as of December 31, 1996, 1995 and 1994, respectively.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(continued)

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------
NOTE 6. COMMITMENTS AND CONTINGENCIES.

The manufacture of automotive components entails the risk that a customer or governmental authority may require the recall of one of the Company's products or a product in which one of the Company's products has been installed. The Company has taken and will continue to take all reasonable precautions to avoid the risk of exposure to a recall or warranty claim that would have a material effect on the financial position of the Company. The Company does not believe that significant insurance coverage is available to protect against potential product recall/warranty liability. The Company provides for warranty claims on its products on a specific identification basis.
  While there can be no assurance that the Company will not incur substantial warranty or recall expense in the future, management believes that any liability resulting from these matters will not have a material impact on the financial position or future results of operations of the Company.

--------------------------------------------------------------------------------

NOTE 7. INCOME TAXES.

A summary of income before provision for income taxes, minority interest and equity in income of joint ventures, and components of the provision are as follows:

                                                         1996            1995            1994
                                                      -------         -------         -------
                                                                  (In Thousands)
Income before provision for income taxes, minority
interest and equity in income of joint ventures:
  Domestic........................................    $ 1,774         $ 4,268         $12,873
  Foreign.........................................      8,628           7,415           5,029
                                                      -------         -------         -------
                                                      $10,402         $11,683         $17,902
                                                      =======         =======         =======
Provision for income taxes:
Currently payable--
  Domestic........................................    $   384         $   843         $ 3,313
  Foreign.........................................      2,456           2,977           1,674
  Utilization of tax credits......................     (2,517)         (3,182)           (605)
                                                      -------         -------         -------
                                                          323             638           4,382
                                                      -------         -------         -------
Deferred--
  Domestic........................................        988             945           1,067
  Foreign.........................................      1,544            (325)            (14)
  Change in beginning of year valuation
     allowance....................................        220              --             389
                                                      -------         -------         -------
                                                        2,752             620           1,442
                                                      -------         -------         -------
                                                      $ 3,075         $ 1,258         $ 5,824
                                                      =======         =======         =======

  Reconciliations of the U.S. Federal statutory income tax rates to the Company's consolidated effective income tax rates applicable to continuing operations are as follows:

                                                             1996         1995          1994
                                                            -----        -----         -----
U.S. Federal statutory income tax rate...............        35.0%        35.0%         35.0%
Increase (decrease) in effective income tax rate
  resulting from--
  Differences between U.S. and foreign income tax
  rates..............................................         9.4          2.1          (1.2)
  Utilization of tax credits.........................       (15.9)       (27.2)         (3.4)
  Increase in valuation allowance....................         2.1           --           2.2
  Goodwill amortization..............................         1.5          1.4            .9
  Other, net.........................................        (2.5)         (.5)         (1.0)
                                                            -----        -----         -----
Effective income tax rates...........................        29.6%        10.8%         32.5%
                                                            =====        =====         =====

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(continued)

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------
NOTE 7. INCOME TAXES. (continued)

The components of the net deferred income tax (asset) liability at December 31 are summarized as follows:

                                                                 1996          1995
                                                              -------      --------
                                                                 (In Thousands)
Deferred income tax liabilities:
  Depreciation and basis difference.........................  $13,311      $  9,534
  Employee benefits.........................................       --            57
  Basis difference on foreign currency contracts............       --           193
  Unrealized gain on securities available for sale..........      371           416
  Other.....................................................      181            80
                                                              -------      --------
                                                               13,863        10,280
                                                              -------      --------
Deferred income tax assets:
  Estimated net operating loss carryforwards................   (2,966)       (4,231)
  Employee benefits.........................................   (3,380)       (3,609)
  Foreign tax credit carryforward...........................     (440)           --
  Accruals..................................................     (217)         (208)
  Minimum pension liability adjustment......................       --           (32)
  Inventory.................................................     (600)         (585)
  Accounts and notes receivable reserve.....................      (22)          (36)
  Write-down of investment..................................     (368)         (368)
  Loss on joint ventures....................................   (1,052)       (1,032)
  Other.....................................................     (649)         (803)
                                                              -------      --------
                                                               (9,694)      (10,904)
  Valuation allowance.......................................      964           744
                                                              -------      --------
                                                               (8,730)      (10,160)
                                                              -------      --------
Net deferred income tax (asset) liability...................  $ 5,133      $    120
                                                              =======      ========

At December 31, 1996, the cumulative amount of undistributed earnings of foreign subsidiaries was approximately $28,909,000. No deferred U.S. income taxes have been provided on these earnings as such amounts are deemed to be permanently reinvested. If such earnings were remitted, the impact of additional U.S. income taxes or foreign withholding taxes would not be significant.
  As of December 31, 1996, the Company has net operating loss carryforwards of approximately $10,244,000, which expire in varying amounts between 2003 and 2011, available from certain of its subsidiaries. The Company has recorded a deferred tax asset of $2,966,000 associated with these carryforwards. Realization is dependent on generating sufficient taxable income in specific countries prior to the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.
  Provisions for state income taxes are included in selling and administrative expenses and amounted to $197,000 in 1996, $1,369,000 in 1995 and $1,203,000 in
1994.

--------------------------------------------------------------------------------

NOTE 8. STOCK OPTION PLANS AND LONG-TERM INCENTIVE PLANS.

The Company has 18,200 stock options outstanding under the Walbro Corporation 1983 Incentive Stock Option Plan (1983 Plan) which were granted at market value on the date of grant. There are no options available for grant remaining under this plan.
  Under the Walbro Corporation Equity Based Long Term Incentive Plan (Incentive
Plan), 856,457 shares of common stock are reserved for issuance to officers, directors and key employees. Options are granted yearly based on certain financial performance criteria as compared to the annual business

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(continued)

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------
NOTE 8. STOCK OPTION PLANS AND LONG-TERM INCENTIVE PLANS. (continued)

plan and other factors. In addition, Stock Performance Award Grants (Grants) are awarded annually when the common stock price appreciates and Grants are exchanged for common stock at the end of the five-year term. If the Company's common stock price appreciates at a 17% compounded rate over the term, the number of Grants awarded, valued at the common stock price, will equal the dollar amount necessary to exercise the stock options. Participants will receive a greater or lesser number of Grants based on the actual market performance of the stock over the term. The number of grants outstanding was 6,754 and 33,294 as of December 31, 1996 and 1995, respectively.
  Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation (SFAS No. 123)." The Company continues to apply Accounting Principles Board Opinion No. 25 for expense recognition. All stock options issued by the Company are exercisable at a price equal to the market price at the date of the grant. Accordingly, no compensation cost has been recognized for any of the options granted under the Plans.
  A summary of the stock option transactions of the 1983 Plan and the Incentive Plan for the years ended December 31, 1996, 1995 and 1994 is as follows:

                                                   Number of Shares
                                         Exercisable    Outstanding    Option price (per share)
                                         -----------    -----------    ------------------------
December 31, 1993....................      152,132        203,012            $ 9.25-33.25
  Granted............................                      88,701                   17.00
  Exercised..........................                     (12,794)            10.88-26.00
  Canceled...........................                      (5,808)            10.88-33.25
                                                          -------
December 31, 1994....................      184,410        273,111              9.25-33.25
  Granted............................                     174,881             18.00-25.25
  Exercised..........................                     (15,400)                  10.88
  Canceled...........................                        (500)                  33.25
                                                          -------
December 31, 1995....................      321,695        432,092              9.25-33.25
  Granted............................                     117,385             18.19-21.75
  Exercised..........................                     (12,279)             9.25-18.00
  Canceled...........................                      (5,458)            26.00-33.25
                                                          -------
December 31, 1996....................      418,936        531,740            $ 9.25-33.25
                                                          =======

The weighted-average fair value of options granted during the year is $7.63 and $4.93 for the years ended December 31, 1996 and 1995, respectively.

  The following table summarizes information about options outstanding at December 31, 1996:

Options Outstanding:
  Range of Exercise Prices.............    $  9.25    $15.25-19.75    $20.63-27.13    $ 33.25
  Number Outstanding at 12/31/96.......     20,825         353,009         139,706     18,200
  Weighted-Average:
     Remaining Contractual Life
       (years).........................          5             8.8             7.9        1.1
     Exercise Price....................    $  9.25    $      18.02    $      26.17    $ 33.25
Options Exercisable:
  Number Exercisable at 12/31/96.......     20,825         240,282         139,629     18,200
  Weighted Average Exercise Price......    $  9.25    $      17.33    $      26.18    $ 33.25

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(continued)

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------
NOTE 8. STOCK OPTION PLANS AND LONG-TERM INCENTIVE PLANS. (continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions by year:

       Assumptions            1996       1995
-------------------------    -------    -------
Risk-free interest
  rate...................       6.4%       5.5%
Expected life............    10 yrs.    10 yrs.
Expected volatility......      35.2%      36.3%
Expected dividends.......       2.0%       2.0%

Had compensation cost for the Plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method described in SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                     1996      1995
                                    -------   -------
Net income...........  As reported  $11,229   $13,830
                       Pro forma     10,601    13,273
Net income per
  share..............  As reported     1.30      1.61
                       Pro forma       1.23      1.55

  The Company cautions that the pro forma net income and per share result in the initial years of adoption are overstated due to the recognition of pro forma compensation cost over the vesting period.
  During 1996, the Walbro Engine Management Corporation Incentive Compensation Plan reached the end of its five-year measurement term, and the first of three annual payments was made. The Company has accrued approximately $4,472,000 and $5,044,000 as of December 31, 1996 and 1995, respectively, under this plan. Participants can elect to receive their payments in either cash or common stock of the Company.

--------------------------------------------------------------------------------

NOTE 9. POSTRETIREMENT HEALTH BENEFITS.

The Company provides postretirement health care, dental benefit and prescription drug coverage to a limited number of current retirees. Postretirement benefits are not available for active employees.
  The following table reconciles the status of the accrued postretirement benefit obligation at December 31:

                             1996      1995
                            ------    ------
                             (In Thousands)
Accumulated
  postretirement benefit
  obligation (APBO).....    $4,068    $4,587
Plan assets at fair
  value.................        --        --
                            ------    ------
APBO in excess of plan
  assets................     4,068     4,587
Unrecognized net gain
  (loss)................       331       (81)
                            ------    ------
Accrued postretirement
  benefit obligation....    $4,399    $4,506
                            ======    ======

The discount rate used in 1996 and 1995 was 7.25%.
  Net periodic postretirement benefit cost consisted of the following for the years ended December 31:

                         1996    1995    1994
                         ----    ----    ----
                            (In Thousands)
Interest cost........    $319    $350    $378
Amortization of
  unrecognized net
  loss...............      --      --      35
                         ----    ----    ----
                         $319    $350    $413
                         ====    ====    ====

For measurement purposes, a 7.63% annual rate of increase was assumed in per capita cost of covered health and dental care benefits for 1996. The rate was assumed to gradually decrease to 5% by the year 2003 and remain at that level thereafter. The health care cost trend rate assumption has a significant impact on the accumulated postretirement benefit obligation and on future amounts accrued. A one percentage point increase each year in the assumed health care cost would increase the accumulated postretirement benefit obligation at December 31, 1996 by $364,000 and the interest cost component of net periodic postretirement benefit cost for the year ended December 31, 1996 by $30,000.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(continued)

Walbro Corporation & Subsidiaries
---------------------------------------------------
NOTE 10. PENSION PLANS.

The Company sponsors pension plans covering substantially all domestic collectively bargained employees and certain foreign employees. The plan covering domestic collectively bargained employees provides benefits of stated amounts for each year of service. Plans covering certain foreign employees provide payments at termination which are based upon length of service, compensation rate and whether termination was voluntary or involuntary. The Company annually contributes to the plans covering domestic employees and certain foreign employees amounts which are actuarially determined to provide the plan with sufficient assets to meet future benefit payment requirements. The plans covering foreign employees in certain countries are not funded.
  Total pension expense amounted to $325,000 in 1996, $251,000 in 1995 and $239,000 in 1994. The Company recognizes currently the amount which would be payable if employees covered by certain foreign plans terminated voluntarily. Pension expense for the other plans is comprised of the following:

                                                            1996          1995          1994
                                                            -----         -----         -----
                                                                     (In Thousands)
Service cost............................................    $ 285         $ 136         $ 165
Interest on projected benefit obligation................      345           263           219
Actual return on assets.................................     (324)         (240)         (182)
Net amortization and deferral...........................       19            12            16
                                                            -----         -----         -----
                                                            $ 325         $ 171         $ 218
                                                            =====         =====         =====

  The following table summarizes the funded status of the Company's defined benefit pension plans and the related amounts recognized in the Company's consolidated balance sheets as of December 31:

                                                                1996
                                                          -----------------
                                                             PBO<      PBO>
                                                           Assets    Assets            1995
                                                          -------    ------         -------
                                                                   (In Thousands)
Actuarial present value of benefit obligation--
  Vested..............................................    $(5,237)   $(511)         $(4,022)
  Nonvested...........................................        (50)      --             (767)
                                                          -------    -----          -------
  Accumulated benefit obligation......................     (5,287)    (511)          (4,789)
  Effects of salary progression.......................         --     (116)              --
                                                          -------    -----          -------
  Projected benefit obligation (PBO)..................     (5,287)    (627)          (4,789)
                                                          -------    -----          -------
Plan assets--
  Cash equivalents....................................      1,247       --              270
  Equity securities...................................      4,365       --            3,435
                                                          -------    -----          -------
                                                            5,612       --            3,705
                                                          -------    -----          -------
Projected benefit obligation under (over) plan
  assets..............................................        325     (627)          (1,084)
Unamortized net asset at transition...................        (31)      --              (53)
Unamortized net (gain) loss...........................        (77)      --              227
Adjustment to recognize minimum liability.............         --       --           (1,038)
Unrecognized prior service cost.......................        823       --              864
                                                          -------    -----          -------
Pension asset (liability) recorded in the consolidated
  balance sheets......................................    $ 1,040    $(627)         $(1,084)
                                                          =======    =====          =======

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(continued)

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------
NOTE 10. PENSION PLANS. (continued)

The assumptions used in determining the funded status information shown above were as follows:

                                                        1996              1995            1994
                                                        ----              ----            ----
Discount rate.....................................    6.0-7.5%          7.25-7.5%         8.5%
Long-term rate of return on assets................    6.0-7.25%           8.5%            8.5%

The Company also sponsors a defined contribution plan for non-union domestic employees under which the Company will make matching contributions of 50% of each participant's before-tax contribution (up to 6% of the participant's annual income) and retirement contribution of up to 3% (subject to change on an annual basis) of a participant's annual income. The cost of defined contributions charged to earnings during 1996, 1995 and 1994 was approximately $2,252,000, $2,255,000 and $1,431,000, respectively.
  Certain non-union employees, excluding officers, are eligible to participate in the Walbro Corporation Employee Stock Ownership Plan (ESOP). The Company will make annual contributions to a trust in the form of either cash or common stock of the Company. The amount of the annual contribution is discretionary, except that it must be sufficient to enable the trust to meet its current obligations. The Company has guaranteed the ESOP's loan and is obligated to contribute sufficient cash to the trust to repay the loan. Contribution expense related to the ESOP amounted to $416,000, $515,000 and $365,000 in 1996, 1995 and 1994,
respectively. Contribution expense is net of dividends of $105,000, $105,000 and $210,000 in 1996, 1995 and 1994, respectively. As of December 31, 1996 and 1995, the following are held by the ESOP: 218,000 and 194,000 allocated shares, respectively, and 28,000 and 56,000 suspense (unallocated) shares, respectively, which are all committed-to-be-released.

--------------------------------------------------------------------------------

NOTE 11. DISCLOSURES ABOUT DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS.

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

Financial Instruments with Off-Balance
------------------------------------------
Sheet Risk
-----------

The Company enters into forward currency exchange contracts to manage its foreign currency exchange risk. As of December 31, 1996, the notional amounts of contracts outstanding were approximately $5,975,000. There were no contracts outstanding as of December 31, 1995.
  The Company enters into forward currency exchange contracts to manage its exposure against foreign currency fluctuations related to firm commitments. As of December 31, 1994, the Company had one forward currency exchange contract which matured in 1995 and exchanged 86,332,000 French francs. Total losses on this contract of approximately $1,800,000 were recorded as a deferred asset during 1994. This asset was recognized based on actual purchases of the related commitments. The amounts included in the accompanying consolidated statements of income related to this contract for the years ending December 31, 1996, 1995 and 1994 were approximately $480,000, $720,000 and $600,000, respectively.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(continued)

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------
NOTE 11. DISCLOSURES ABOUT DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS. (continued)

  The Company enters into forward currency exchange contracts to reduce its exposure against fluctuations in foreign currency exchange rates. During 1996, the Company had fifteen forward currency exchange contracts which matured during 1996, which exchanged 939,000,000 Japanese yen and 20,200,000 Deutsche marks. During 1995, the Company had twenty-one forward currency exchange contracts which matured during 1995, which exchanged 1,015,000,000 Japanese yen, and 15,300,000 Singapore dollars. The amounts included in foreign currency exchange
(gain) loss in the accompanying consolidated statements of income related to these contracts were a gain of approximately $339,000 for the year ending December 31, 1996 and a gain of approximately $929,000 for the year ending December 31, 1995.

Fair Value of Financial Instruments
--------------------------------------

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Notes Receivable
-------------------

The fair value is estimated using the expected future cash flows discounted at current interest rates.

Marketable Equity Securities
-------------------------------

The fair value of marketable equity securities is estimated by quoted market prices when the investment is traded on a public stock exchange. For investments not publicly traded, a combination of book value and fair market value of assets is used.

Long-Term Debt
------------------

The fair value of the Company's public debt is estimated using quoted market prices. The fair value of the Company's other long-term debt is estimated using the expected future cash flows discounted at the current interest rates offered to the Company for debt of the same remaining maturities.

Forward Currency Exchange Contracts
------------------------------------------

The fair value of forward currency exchange contracts is estimated by obtaining quotes from brokers.

  The estimated fair values of the Company's financial instruments are as follows:

                                              1996                              1995
                                    -------------------------         -------------------------
                                    Carrying             Fair         Carrying             Fair
                                       Value            Value            Value            Value
                                    --------         --------         --------         --------
                                                          (In Thousands)
Notes receivable................    $  1,268         $  1,268         $    460         $    460
Long-term debt..................     292,812          293,212          234,475          232,865
Forward currency exchange
  contracts.....................          --             (258)          (1,200)          (1,200)

--------------------------------------------------------------------------------

NOTE 12. LEASES.

The Company has leased certain of its buildings, equipment and vehicles under operating leases. The leases involving buildings contain options enabling the Company to renew the leases at the end of the respective lease terms. Rent expense was approximately $7,702,000, $4,761,000 and $3,324,000 in 1996, 1995
and 1994, respectively.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(continued)

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------
NOTE 12. LEASES. (continued)

  Aggregate minimum future rentals under noncancellable leases are as follows:

                        Capital   Operating
                         Leases      Leases
                        -------   ---------
                             (In Thousands)
1997..................  $  850     $ 6,395
1998..................     850       5,499
1999..................     850       5,125
2000..................     850       3,040
2001..................     850       1,446
Thereafter............     142       7,739
                        ------     -------
  Total minimum lease
     payments.........   4,392     $29,244
                                   =======
Amount representing
  interest............     752
                        ------
  Present value of net
     future minimum
     lease payments...  $3,640
                        ======

--------------------------------------------------------------------------------

NOTE 13. ACCRUED LIABILITIES.

Accrued liabilities consisted of the following at December 31:

                           1996      1995
                        -------   -------
                           (In Thousands)
Compensation
  related.............  $10,336   $ 4,680
Income Taxes..........    2,704     6,690
Facilities and
  employee
  relocation..........    7,471     7,664
Interest..............    7,449     5,352
Other.................   13,316     9,966
                        -------   -------
                        $41,276   $34,352
                        =======   =======

--------------------------------------------------------------------------------

NOTE 14. STOCKHOLDERS' EQUITY.

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

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(continued)

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------
NOTE 15. BUSINESS SEGMENT INFORMATION.

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

                                                            1996        1995        1994
                                                          --------    --------    --------
                                                                   (In Thousands)
Financial Information by Business Segment
Net sales to customers:
  Automotive..........................................    $444,239    $324,963    $204,563
  Small Engine........................................     145,299     144,273     134,483
  Corporate...........................................       5,004       4,430       1,022
                                                          --------    --------    --------
                                                           594,542     473,666     340,068
Eliminations..........................................      (9,153)    (14,394)    (14,863)
                                                          --------    --------    --------
Total net sales.......................................    $585,389    $459,272    $325,205
                                                          ========    ========    ========
Operating profit (loss):
  Automotive..........................................    $ 30,473    $ 30,076    $ 24,883
  Small Engine........................................      13,727      16,607      18,522
  Corporate...........................................     (29,896)    (31,595)    (22,986)
                                                          --------    --------    --------
Income before provision for income taxes..............    $ 14,304    $ 15,088    $ 20,419
                                                          ========    ========    ========
Identifiable assets:
  Automotive..........................................    $463,144    $377,975    $155,006
  Small Engine........................................      82,670      65,485      64,494
  Corporate...........................................      43,835      50,013      37,866
                                                          --------    --------    --------
Total identifiable assets.............................    $589,649    $493,473    $257,366
                                                          ========    ========    ========
Depreciation and amortization:
  Automotive..........................................    $ 20,779    $ 12,967    $  6,320
  Small Engine........................................       6,334       6,090       5,841
  Corporate...........................................       2,623       3,394       2,511
                                                          --------    --------    --------
Total depreciation and amortization...................    $ 29,736    $ 22,451    $ 14,672
                                                          ========    ========    ========
Capital expenditures:
  Automotive..........................................    $ 84,293    $ 35,609    $ 10,101
  Small Engine........................................      11,769       9,692       5,113
  Corporate...........................................       3,085         939       3,630
                                                          --------    --------    --------
Total capital expenditures............................    $ 99,147    $ 46,240    $ 18,844
                                                          ========    ========    ========

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(continued)

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------
NOTE 15. BUSINESS SEGMENT INFORMATION.(continued)

                                                            1996        1995        1994
                                                          --------    --------    --------
                                                                   (In Thousands)
Financial Information by Geographic Segment
Net sales to customers:
  United States.......................................    $342,883    $314,697    $260,710
  Europe..............................................     214,400      88,736          --
  Far East and Other Foreign..........................      28,106      55,839      64,495
                                                          --------    --------    --------
                                                           585,389     459,272     325,205
  Net sales between geographic areas..................      30,034      27,663      31,094
                                                          --------    --------    --------
                                                           615,423     486,935     356,299
Eliminations..........................................     (30,034)    (27,663)    (31,094)
                                                          --------    --------    --------
Total net sales.......................................    $585,389    $459,272    $325,205
                                                          ========    ========    ========
Operating profit:
  United States.......................................    $ 37,105    $ 35,225    $ 37,040
  Europe..............................................       5,383       5,352          --
  Far East and Other Foreign..........................       1,712       6,106       6,365
                                                          --------    --------    --------
                                                            44,200      46,683      43,405
Corporate, net........................................     (29,896)    (31,595)    (22,986)
                                                          --------    --------    --------
Income before provision for income taxes..............    $ 14,304    $ 15,088    $ 20,419
                                                          ========    ========    ========
Identifiable assets:
  United States.......................................    $324,988    $262,020    $224,369
  Europe..............................................     194,017     193,876          --
  Far East and Other Foreign..........................      70,644      37,577      32,997
                                                          --------    --------    --------
Total identifiable assets.............................    $589,649    $493,473    $257,366
                                                          ========    ========    ========

The Europe geographic segment includes operations in Belgium, France, Germany, Norway, Spain and the United Kingdom. The Far East and Other Foreign geographic segment includes operations in Japan, Singapore, Korea, China, Brazil, Mexico and Canada. Sales between geographic areas are accounted for at cost plus a margin for profit. Operating profit consists of total sales less operating expenses excluding general corporate expenses, interest expense and income taxes. Identifiable assets are those assets used in the operations in each geographic area. Export sales from domestic locations were approximately $127,248,000, $78,985,000 and $36,881,000 for 1996, 1995 and 1994, respectively.
  A majority of the Company's sales are to automobile manufacturing companies. Sales to certain major customers which exceeded 10% of consolidated sales are as follows. Sales to one such customer amounted to 20%, 19% and 23% of consolidated sales in 1996, 1995 and 1994, respectively. Sales to another such customer amounted to 10%, 21% and 30% of consolidated sales in 1996, 1995 and 1994, respectively.
  Several other factors could have a significant impact on the continuing operations of the Company. These factors include changes in demand for automobiles and light trucks, relationships with significant customers, price pressures, the timing and structure of future acquisitions or dispositions, the integration of the Dyno acquisition into Walbro's overall business, impact of environmental regulations, continued availability of adequate funding sources, currency and other risks inherent in international sales, and general economic and business conditions.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(continued)

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------
NOTE 16. SUPPLEMENTAL CASH FLOW INFORMATION.

In 1996, 1995 and 1994, the Company paid $5,048,000, $3,290,000 and $6,749,000 for income taxes and $21,674,000, $7,191,000 and $4,122,000 for interest, respectively.

--------------------------------------------------------------------------------

NOTE 17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED).

Selected quarterly financial information for the years ended December 31, 1996 and 1995 is as follows:

                                                      Quarter
                                      First     Second      Third     Fourth      Total
                                   --------   --------   --------   --------   --------
                                          (In Thousands, Except Per Share Data)
1996--
  Net sales......................  $152,966   $155,086   $132,545   $144,792   $585,389
  Cost of sales..................   124,178    126,752    111,116    126,088    488,134
                                   --------   --------   --------   --------   --------
     Gross profit................  $ 28,788   $ 28,334   $ 21,429   $ 18,704   $ 97,255
                                   ========   ========   ========   ========   ========
  Net income.....................  $  4,534   $  4,824   $  2,346   $   (475)  $ 11,229
                                   ========   ========   ========   ========   ========
  Net income per share...........  $    .53   $    .56   $    .27   $   (.05)  $   1.30
                                   ========   ========   ========   ========   ========
1995--
  Net sales......................  $ 98,257   $ 90,034   $124,495   $146,486   $459,272
  Cost of sales..................    77,550     73,036    105,444    121,725    377,755
                                   --------   --------   --------   --------   --------
     Gross profit................  $ 20,707   $ 16,998   $ 19,051   $ 24,761   $ 81,517
                                   ========   ========   ========   ========   ========
  Net income.....................  $  5,088   $  3,835   $  2,289   $  2,618   $ 13,830
                                   ========   ========   ========   ========   ========
  Net income per share...........  $    .59   $    .45   $    .27   $    .30   $   1.61
                                   ========   ========   ========   ========   ========

Net income per share and weighted average shares are computed independently for each of the quarters presented. Therefore, the sum of the quarterly net income per share may not equal the per share total for the year.

--------------------------------------------------------------------------------

NOTE 18. SUBSEQUENT EVENT.

In February 1997, the Company sold 2,760,000 Convertible Trust Preferred Securities of Walbro Capital Trust, a wholly-owned subsidiary of the Company, at a face value of $25 per share and an interest rate of 8% per annum. The preferred securities are convertible into common stock of the Company at the option of the security-holder anytime after April 4, 1997. Net proceeds of the offering were approximately $66,000,000 and were used to repay a portion of the Company's revolving credit facility.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(continued)

Walbro Corporation & Subsidiaries
--------------------------------------------------------------------------------

                   Report of Independent Public Accountants


TO THE BOARD OF DIRECTORS AND
STOCKHOLDERS OF WALBRO CORPORATION:

We have audited the accompanying consolidated balance sheets of Walbro Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walbro Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.
  As discussed in Note 1 to the consolidated financial statements, effective January 1, 1994, the Company changed its method of accounting for investments in debt and equity securities.

ARTHUR ANDERSEN LLP

Detroit, Michigan,
February 11, 1997